As filed with the Securities and Exchange Commission on October 13, 2009
Registration No. 333-161717

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Archipelago Learning, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	8200 (Primary Standard Industrial Classification Code Number)	27-0767387 (I.R.S. Employer Identification No.)

Archipelago Learning, Inc.
3400 Carlisle Street, Suite 345
Dallas, Texas 75204-1257
(800) 419-3191
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Tim McEwen
Chief Executive Officer
Archipelago Learning, Inc.
3400 Carlisle Street, Suite 345
Dallas, Texas 75204
(800) 419-3191
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Valerie Ford Jacob, Esq. Steven G. Scheinfeld, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 (Phone) (212) 859-4000 (Fax)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Prior to this offering, we conducted our business through Archipelago Learning Holdings, LLC, formerly known as Study Island Holdings, LLC, and its subsidiaries. Immediately prior to the consummation of this offering, and in accordance with and as contemplated by the limited liability company agreement of Archipelago Learning Holdings, LLC, Archipelago Learning, Inc., a newly formed Delaware corporation, will consummate a corporate reorganization whereby Archipelago Learning Holdings, LLC will become a wholly owned subsidiary of Archipelago Learning, Inc. See “Corporate Reorganization” in the accompanying prospectus for a description of the corporate reorganization. This registration statement, including the prospectus contained herein, includes the audited consolidated financial statements, consolidated selected financial and other data and other financial information of Archipelago Learning Holdings, LLC, which holds all of our operating subsidiaries and, after the corporate reorganization and this offering, will be a direct subsidiary of Archipelago Learning, Inc., as well as the audited balance sheet of Archipelago Learning, Inc. Prior to the corporate reorganization and this offering, Archipelago Learning, Inc. held no material assets and did not engage in any operations.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated October 13, 2009

PROSPECTUS

           Shares

Archipelago Learning, Inc.

Common Stock

This is the initial public offering of our common stock. We are offering           shares of the common stock offered by this prospectus, and the selling stockholders, which include entities affiliated with members of our board of directors, are offering           shares of common stock. We will not receive any proceeds from the sale of the shares to be offered by the selling stockholders.

We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares. After pricing the offering, we expect that the shares will be listed on either the New York Stock Exchange or The NASDAQ Stock Market LLC under the symbol “ARCL.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares from us, and up to an additional           shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2009.

BofA Merrill Lynch

The date of this prospectus is          , 2009

You should rely only on the information contained in this prospectus. We have not, the selling stockholders have not and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

“Archipelago Learning,” “Study Island,” “TeacherWeb,” “Northstar Learning” and their respective logos are our trademarks. Solely for convenience, we refer to our trademarks in this prospectus without the tm and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included market and industry data obtained from industry publications and other sources. See “Industry and Market Data.”

PROSPECTUS SUMMARY

This section summarizes key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the consolidated financial statements and the notes thereto, and the other documents to which this prospectus refers before making an investment decision. Prior to this offering, we conducted our business through Archipelago Learning Holdings, LLC, formerly known as Study Island Holdings, LLC, and its subsidiaries. Immediately prior to the consummation of this offering, and in accordance with and as contemplated by the limited liability company agreement of Archipelago Learning Holdings, LLC, Archipelago Learning, Inc., a newly formed Delaware corporation, will consummate a corporate reorganization whereby Archipelago Learning Holdings, LLC will become a wholly owned subsidiary of Archipelago Learning, Inc. Archipelago Learning, Inc. will act as a holding company for our business after the corporate reorganization, and its shares of common stock are offered hereby. Unless the context requires otherwise, references in this prospectus to “Archipelago Learning,” “we,” “us,” “our company” or similar terms refer to Archipelago Learning, Inc. and its subsidiaries, after giving effect to our corporate reorganization. Prior to the corporate reorganization and this offering, Archipelago Learning, Inc., held no material assets and did not engage in any operations.

Our Company

Archipelago Learning is a leading subscription-based online education company. We provide standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via proprietary web-based platforms. Study Island, our core product line, helps students in Kindergarten through 12th grade, or K-12, master grade level academic standards in a fun and engaging manner. During the 2008-2009 school year, Study Island products were utilized by approximately 8.3 million students in over 19,200 schools in 50 states who answered over 2.8 billion of our practice questions. We recently began offering online postsecondary programs through our Northstar Learning product line.

Study Island combines rigorous content that is highly customized to specific standards in reading, math, science and social studies with interactive features and games that engage students and reinforce and reward learning achievement. Our programs also enable educators to track student performance in real-time to address individual student learning gaps, while allowing administrators to monitor student progress and measure teacher effectiveness. Through continued product expansion, viral word-of-mouth marketing and a proven sales organization, Study Island has the opportunity to grow by increasing sales to existing school customers as well as adding new school customers.

We capitalize on two significant trends in the education market: (1) an increased focus on higher academic standards and educator accountability for student achievement, which has led to periodic assessment in the classroom to gauge student learning and inform instruction, and (2) the increased availability and utilization of web-based technologies to enhance and supplement teacher instruction, engage today’s technology-savvy learners and improve student outcomes.

Our Market Opportunity

The U.S. educational system, consisting of K-12 and postsecondary education, collectively includes approximately 74 million students and approximately $1 trillion in educational expenditures according to the National Center for Education Statistics, or NCES. We operate primarily in the U.S. K-12 education market, which consists of approximately 54 million students in more than 112,600 schools according to Market Data Retrieval, or MDR. The U.S. K-12 school system has over 90,600 public schools in over 15,200 school districts and county and regional centers and more than 22,000 private and Catholic schools, according to MDR.

We believe that we have a growing market opportunity as a result of an increased emphasis on school and teacher accountability, legislative developments, including the reauthorization of the Elementary and Secondary Education Act, commonly referred to as No Child Left Behind, or NCLB, which emphasizes annual student assessment, as well as increased access to computers and the internet in and out of the classroom. In addition, schools use a variety of supplemental materials to augment the core curriculum, provide remediation and enrichment, and offer additional learning opportunities in the classroom and at home. An estimated $11.5 billion was spent on the K-12 instructional materials market in 2008, according to Outsell, Inc., a research and advisory firm focused on the publishing, information, and education industries, or Outsell. In 2009, Outsell projects that spending on instructional content will grow by about 2-4%, and spending on assessment, tutoring and test preparation services will grow by about 4.8-5.2%. Between 2010 and 2012 the overall market is expected to grow at an annual compounded growth rate of 5.5%, according to Outsell.

We believe increased accountability, including the need for school districts and states to meet the requirements of NCLB and other legislative developments, combined with the increased availability and utilization of web-based technologies by teachers, students and administrators has resulted in decreased spending on traditional print-based and software-based supplemental materials and increased spending on innovative online programs that offer functionality and real-time assessment and reporting not provided by traditional solutions.

Our Competitive Strengths

We believe the following are our key competitive strengths:

•	Customized, Standards-Based Content. Study Island offers online, standards-based instruction, practice and assessments for K-12 built from applicable standards in each of the 50 states, as well as Washington, DC. In addition, Northstar Learning offers instruction, practice, assessments and test preparation for the GED and allied health licensure exams, as well as developmental studies in college readiness English/language arts and mathematics.

•	Real-time Student Tracking, Built-in Remediation and Enrichment. We provide real-time reporting on student achievement, allowing educators to quickly identify learning gaps and provide targeted instruction and practice. Study Island also provides students with immediate feedback and explanations and, when required, remediation content designed to build foundational skills in order to accelerate students to grade-level proficiency.

•	Engaging, Fun and Easy to Use for Students. Our products utilize a simple, graphical user interface that is intuitive and easy to use. In addition, our Study Island products incorporate games and rewards in order to make learning fun and engaging for students. By engaging students and providing them with the tools they need to succeed, we enable them to take control of their own learning, boost their confidence and keep them interested in using our products, while creating a culture of academic success.

•	Accessible, Dynamic Web-based Platform. Our products are delivered entirely online so they can be used by teachers and students on computers wherever internet access is available. Our programs are compatible with existing school and school district enterprise systems and require no additional software, no installation or maintenance and no extensive implementation or training.

•	High Impact, Low Cost Solution. By providing a single, comprehensive solution for core subjects across a wide range of grade levels, Study Island eliminates the need for schools to have multiple vendors or systems, saving them both time and money. In addition, at an average annual price per student per subject of $3.00, or $10.00 per student for all subjects, our products offer customers a compelling value proposition compared to traditional print, software and online alternatives provided by large education publishers.

•	Management Team with Strong Education Industry Expertise. Members of our senior management team have extensive experience in the education industry and in serving the academic community. Our Chief Executive Officer Tim McEwen, who has approximately 34 years of experience in the industry, and our Chief Financial Officer James Walburg, who has 27 years of public company accounting and finance experience, both joined us in 2007. Our

Chief Technology Officer Ray Lowrey, who has approximately 14 years of experience in the education industry, joined us in 2008. Under their leadership, the number of school customers and registered student users of our Study Island products have increased from approximately 7,800 and 3.0 million, respectively, in 2006, to over 19,200 and 8.3 million, respectively, in June 2009.

Key Attributes of Our Business Model

We believe the following are the key attributes of our business model:

•	High Revenue Visibility and Strong Cash Flow Generation. We believe we have an attractive business model characterized by a visible recurring revenue stream and high profit margins. In addition, we believe our low capital expenditure requirements and up-front subscription payments by customers result in strong cash flow generation and high returns on invested capital.

•	Scalability and Flexibility. We continue to scale our business by increasing our product offerings, our sales and the number of students, teachers and schools using our products without incurring significant incremental expense. Our content development process, our flexible sales model and our cost-effective centralized, hosted online delivery platform allow us to minimize our costs as we expand our product offerings and our business.

•	Powerful, Demand-Driven Sales & Marketing. Our Study Island products are often introduced into the classroom by principals or teachers, rather than mandated by district-level administrators. In addition to this viral demand for our products and services, we have a 113 member team of specialized sales and marketing professionals. As a result of this strategy, we set the price points for our K-8 products at levels that fall within a school principal’s discretionary budget or that can be funded by individual teachers or through parent fundraising efforts.

Our Growth Strategy

•	Expand the Number of Schools Using Our Study Island Products. In the 2008-2009 school year, our Study Island products were used by over 19,200 schools throughout all 50 states and Washington, DC, representing approximately 17.1% of the over 90,600 public and 22,000 private and Catholic K-12 schools in the United States. We believe that there is a significant opportunity to expand the number of schools that use Study Island, particularly the number of high schools. Our high school products generally have higher price points than our K-8 products and accounted for approximately 10% of our service revenue in 2008.

•	Increase Revenue per School. In many schools that we serve, we have the opportunity to sell additional core grade level and subject area products, as well as new products, such as our benchmark assessments and graphic novel reading intervention, to teachers who already subscribe to one or more of our products.

•	Develop New Products and Enhance our Online Platform. We continually develop new Study Island products, as well as new features and functionality for our online platform, to address student needs and teacher requests. These new products also provide additional revenue opportunities. For instance, we intend to introduce new high school oriented products, including reading and math remediation products, core subject end of course and exit exam preparation, advanced placement exam preparation, PSAT, SAT, ACT and other test preparation, and high school courses for credit and credit recovery.

•	Expand Into New Related Markets. We believe there is a significant opportunity to grow sales of our products and services through the introduction of new products for the postsecondary market. We launched our Northstar Learning product line in April 2009 to enter this market, utilizing our content development, instruction, exam preparation and assessment expertise. In addition, we believe there are additional market opportunities outside of the United States and outside of the traditional school setting. We introduced our Study Island products in Canada in October 2009. We are exploring the opportunities to introduce our Study Island products in other international markets and to sell our products directly to parents as well as expanding our sales efforts to public libraries, school libraries and homeschool settings.

•	Pursue Acquisitions and Strategic Relationships. Since 2007, we have sought acquisitions and strategic relationships that expand our product and service offerings and provide additional revenue opportunities. We intend to continue to pursue acquisitions that have products, services and businesses that are compatible with our Archipelago Learning brand identity, culture and corporate mission. In addition, we believe our large student audience of over 8 million K-12 students provides a significant opportunity to generate cross-sales of other appropriate, teacher- and parent-approved products to this valuable demographic.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 13 of this prospectus, which you should read in its entirety. In particular:

•	Most of our customers are public schools, which rely on state, local and federal funding. If any state, local or federal funding is materially reduced, our public school customers may no longer be able to afford to purchase our products and services;

•	If national educational standards and assessments are adopted, or if existing metrics for applying state standards are revised, new competitors could more easily enter our markets or the demands in the markets we currently serve may change;

•	If Congress does not reauthorize the Elementary and Secondary Education Act, commonly referred to as NCLB since the 2001 reauthorization, or other legislation does not continue to mandate state educational standards and annual assessments, demand for our products and services could be materially adversely affected;

•	Our recent rapid growth, the recent introduction of a number of our products and services and our entry into new markets make it difficult for us to evaluate our current and future business prospects, and we may be unable to effectively manage our growth and new initiatives;

•	The recent ongoing adoption of online learning in established education markets makes it difficult for us to evaluate our current and future business prospects. If web-based education fails to achieve widespread acceptance by students, parents, teachers, schools and other institutions, our growth and profitability may materially suffer;

•	Our service revenue is primarily generated by sales of subscriptions to our Study Island products over the term of the subscription. Our customer renewal rates are difficult to predict and declines in our sales of Study Island products or our customer renewal rates may materially adversely affect our business and results of operations; and

•	Our Study Island products are predominantly purchased by individual schools, and any decisions at the district or state level to use the products and services of one of our competitors, or to limit or reduce the use of web-based educational products, could materially adversely affect our ability to attract and retain customers.

Principal Stockholders

In January 2007, investment funds affiliated with Providence Equity Partners, together with Cameron Chalmers and David Muzzo (our founders and vice presidents) and MHT-SI, LP, acquired 100% of the voting equity interests in Archipelago Learning Holdings, LLC (formerly known as Study Island Holdings, LLC), the parent of Archipelago Learning, LLC (formerly known as Study Island, LLC), which subsequently acquired substantially all of the assets of Study Island, LP, our predecessor. As a result of these transactions, affiliates of Providence Equity Partners own approximately 77.2% of our voting equity interests, Cameron Chalmers and David Muzzo together own approximately 18.2% of our voting equity interests divided equally between them, and MHT-SI, LP owns approximately 4.6% of our voting equity interests. For a more detailed description of the acquisition, see “Providence Equity Transactions.”

Corporate Reorganization

Prior to this offering, Archipelago Learning Holdings, LLC and its subsidiaries conducted our business. Immediately prior to the consummation of this offering, and in accordance with and as contemplated by the limited liability company agreement of Archipelago Learning Holdings, LLC, the holders of shares of Archipelago Learning Holdings, LLC, and certain of their affiliates will enter into transactions with Archipelago Learning, Inc. pursuant to which direct or indirect holders of Class A, Class A-2, Class B and Class C shares will exchange their shares for common stock, restricted stock and restricted stock unit awards. The purpose of this corporate reorganization is to reorganize our corporate structure so that the top tier entity in our corporate structure – the entity whose common stock is being offered to the public in this offering – is a corporation rather than a limited liability company and so that our existing investors will directly own our common stock. For a more detailed description, see “Corporate Reorganization.”

Our ownership and corporate structure immediately following the Corporate Reorganization are set forth in the following chart:

Our Executive Offices

Prior to the Corporate Reorganization, we operated our business through Archipelago Learning Holdings, LLC, a Delaware limited liability company, and its subsidiaries. Immediately prior to the consummation of this offering, we will consummate the Corporate Reorganization and operate our business through a newly formed Delaware corporation, Archipelago Learning, Inc. Our principal executive offices are located at 3400 Carlisle Street, Suite 345, Dallas, TX 75204, and our telephone number is (800) 419-3191. We have a website at www.archipelagolearning.com. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Total offering	shares.

Common stock to be outstanding after this offering	shares.

Over-allotment option	The underwriters have an option to purchase a maximum of additional shares of common stock to cover over-allotments. Of the shares subject to the option, shares would be sold by the selling stockholders and shares would be sold by us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ (the midpoint of the price range set forth on the cover of this prospectus). We intend to use the net proceeds of this offering for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Proposed NYSE or Nasdaq symbol	“ARCL”

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering:

•	excludes shares of our common stock issuable upon exercise of stock options that we intend to grant at the time of this offering, at an exercise price equal to the initial public offering price; and shares of our common stock, restricted common stock and restricted stock unit awards reserved for future grants under our 2009 Omnibus Incentive Plan.

Unless otherwise indicated, the information in this prospectus:

•	gives effect to the Corporate Reorganization;

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect immediately prior to the consummation of this offering;

•	assumes no exercise of the underwriters’ option to purchase up to additional shares from us and up to additional shares from the selling shareholders; and

•	assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus.

Summary Historical Consolidated Financial and Other Data

The following table sets forth the summary historical and adjusted consolidated financial data for Archipelago Learning Holdings, LLC for the periods and at the dates indicated. We derived the summary consolidated financial data presented below for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 from the audited consolidated financial statements of Archipelago Learning Holdings, LLC included elsewhere in this prospectus. We derived the summary consolidated financial data for the six months ended June 30, 2009 and June 30, 2008 and as of June 30, 2009 from the unaudited consolidated financial statements of Archipelago Learning Holdings, LLC included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as the audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The interim results set forth below are not necessarily indicative of results for the year ending December 31, 2009 or for any other period.

In January 2007, Providence Equity Partners, together with Cameron Chalmers and David Muzzo (our founders and vice presidents) and MHT-SI, LP, acquired 100% of the voting equity interests in Archipelago Learning Holdings, LLC, the parent of Archipelago Learning, LLC, which acquired substantially all of the assets of Study Island, LP. See “Providence Equity Transactions.” All periods ending prior to January 1, 2007 are referred to as “Predecessor,” and all periods including and after such date are referred to as “Successor.” The consolidated financial statements for all Successor periods may not be comparable to those of the Predecessor period.

Contained within the 2007 consolidated financial statements are nine calendar days of operations and cash flows of the Predecessor. Such amounts are not material to the overall 2007 consolidated financial statements taken as a whole. Further, the consolidated financial position of the Predecessor immediately prior to the January 10, 2007, transaction was not materially different from that of December 31, 2006. Accordingly, we have chosen January 1, 2007, as a date of convenience in presenting successor operating results and the financial statement information for the period from January 1, 2007 through January 9, 2007 has not been presented separately.

In addition, the summary historical consolidated financial and other data does not include financial statements of Archipelago Learning, Inc. because it has been formed recently for the purpose of effecting the offering and until the consummation of the Corporate Reorganization described more fully in “Corporate Reorganization,” it will hold no material assets and will not engage in any operations. Upon completion of the Corporate Reorganization, Archipelago Learning, Inc. will become the parent of Archipelago Learning Holdings, LLC and its subsidiaries and will have no other assets or operations. See “Corporate Reorganization.”

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor
	Year Ended	Year Ended
	December 31,	December 31,			Six Months Ended June 30,
	2006	2007	2008		2008	2009
					(Unaudited)
	(Dollars in thousands)

Consolidated Statements of Income:
Service revenue	$10,065	$18,250		$32,068	$14,000		$21,427
Cost of revenue	343	750		2,178	703		1,782

Gross profit	9,722	17,500		29,890	13,297		19,645
Operating expense
Sales and marketing	2,793	7,669		13,193	6,195		6,972
Content development	712	1,206		2,162	926		1,588
General and administrative	2,581	5,010		6,644	2,310		4,417

Total operating expense	6,086	13,885		21,999	9,431		12,977
Income from operations	3,636	3,615		7,891	3,866		6,668
Other income (expense)
Interest expense	—	(838)		(5,161)	(2,745)		(1,377)
Interest income	27	343		247	160		14
Derivative loss	—	(173)		(2,119)	(309)		(141)
Total other income (expense)	27	(668)		(7,033)	(2,894)		(1,504)

Income before income taxes	3,663	2,947		858	972		5,164
(Provision) benefit for income taxes	—	(23)		164	(42)		(133)

Net income	$3,663	$2,924		$1,022	$930		$5,031

Pro forma net income(1)			$			$

Pro forma as adjusted earnings per share(1):
Basic			$			$

Diluted			$			$

Pro forma as adjusted weighted average shares of common stock outstanding(1):
Basic

Diluted

Other Data:
EBITDA(2)	$3,707	$5,112		$7,955	$4,499		$8,047
Adjusted EBITDA(2)	$8,146	$14,119		$21,851	$7,397		$8,628
Number of schools using Study Island products(3)	7,856	13,100		17,307	15,441		19,214

data and footnotes continued on following page

	June 30, 2009
		Pro Forma
	Actual	As Adjusted(1)
	(Unaudited)
	(In thousands)
Balance Sheet Data:
Deferred revenue	$26,468	$
Cash and cash equivalents	$15,940	$
Total assets	$144,412	$
Long-term debt	$67,726	$
Total liabilities	$99,463	$
Total members’ equity	$44,949	$

(1)	We present certain amounts pro forma as adjusted, which gives effect to (i) our Corporate Reorganization as more fully described in “Corporate Reorganization,” (ii) cash distributions of $1.4 million to be made upon the Corporate Reorganization and $8.0 million to be made in the fourth quarter of 2009, (iii) net short-term deferred tax assets of $ and net long-term deferred tax liabilities of $ , as of June 30, 2009 and (provision) benefit for income taxes of $ and $ for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively, and (iv) the sale of shares of our common stock in this offering by us at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

(2)	We present EBITDA and Adjusted EBITDA in this prospectus to provide investors with supplemental measures of our operating performance and, in the case of Adjusted EBITDA, information utilized in the calculation of the financial covenants under our credit facility and in the determination of compensation. EBITDA, as used in this prospectus, is defined as consolidated net income before net interest expense, consolidated income taxes and consolidated depreciation and amortization. Adjusted EBITDA differs from the term “EBITDA” as it is commonly used. Adjusted EBITDA, as used in this prospectus, means ‘‘Consolidated EBITDA” as that term is defined under our credit facility, which is generally consolidated net income before consolidated interest expense, consolidated amortization expense, consolidated depreciation expense and consolidated tax expense, in each case as defined more fully in the agreement governing our credit facility. The other items excluded in this calculation include, but are not limited to, derivative losses, changes in deferred revenue, non-cash compensation expense, certain investment and permitted acquisition expenses, certain permitted payments to Providence Equity Partners, unusual non-recurring charges, agency fees paid to the administrative agent and adjustments related to the acquisition of TeacherWeb.

In addition to the financial covenant requirements under our credit facility, management uses EBITDA and Adjusted EBITDA as a measure of operating performance for planning purposes, including the preparation of budgets and projections, as well as to facilitate analysis of the allocation of resources and to evaluate the effectiveness of business strategies. Further, we believe EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in industries similar to ours.

EBITDA enables investors to isolate the effects on profitability and operating metrics, such as service revenue, operating expense and selling, general and administrative expense. In addition to its use to monitor performance trends, EBITDA provides a comparative metric to management and investors that is consistent across companies that have different capital structures, operate in different tax jurisdictions and have different capital investments. This enables management and investors to compare our performance on a consolidated basis and on a segment basis to that of our peers. Adjusted EBITDA is also used by management to measure operating performance and by investors to measures a company’s ability to service its debt and other cash needs. Management believes the inclusion of the adjustments to EBITDA and Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

footnotes continued on following page

EBITDA and Adjusted EBITDA are not recognized terms under accounting principles generally accepted in the United States, or GAAP. Accordingly, they should not be used as indicators of, or alternatives to, net income as measures of operating performance. Although we use EBITDA as a measure to assess the operating performance of our business, EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense, which has been a necessary element of our costs. Because we use capital assets, depreciation expense is a necessary element of our costs and ability to generate service revenue. In addition, the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of this measure. EBITDA also does not include the payment of taxes, which is also a necessary element of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations management does not view EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, invoiced sales, average purchase and renewal rate to measure operating performance. Because the definitions of EBITDA and Adjusted EBITDA (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures used by other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income for each of the periods presented:

	Predecessor	Successor
	Year Ended			Six Months Ended
	December 31,	Year Ended December 31,		June 30,
	2006	2007	2008	2008	2009
				(unaudited)
	(In thousands)

Net Income	$3,663	$2,924	$1,022	$930	$5,031
Interest expense	—	838	5,161	2,745	1,377
Interest income, net	(27)	(343)	(247)	(160)	(14)
Tax provision (benefit)	—	23	(164)	42	133
Depreciation/amortization	71	1,670	2,183	942	1,520

EBITDA	$3,707	$5,112	$7,955	$4,499	$8,047
Derivative loss(A)	—	173	2,119	309	141
Change in deferred revenue(B)	4,439	7,613	9,791	1,727	(454)
Stock based compensation(C)	—	631	355	189	212
Investments and permitted acquisition expense(D)	—	13	263	37	57
Sponsor payments(E)	—	—	65	45	—
Unusual, non-recurring charges(F)	—	564	955	306	600
Agency fees(G)	—	13	113	50	25
TeacherWeb pro forma adjustments(H)	—	—	235	235	—

Adjusted EBITDA	$8,146	$14,119	$21,851	$7,397	$8,628

footnotes continued on following page

(A)	Derivative loss includes our interest rate swap that we entered into as required by our credit facility.

(B)	Change in deferred revenue is the net change in deferred revenue at the end of such period from the deferred revenue at the end of the previous period. For a description of how we calculate deferred revenue, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Service Revenue and Expense — Service Revenue.”

(C)	Stock-based compensation includes non-cash compensation expense recorded in respect of shares of Archipelago Learning Holdings, LLC issued to our employees. See Note 12 to our financial statements contained elsewhere in this prospectus.

(D)	Investments and permitted acquisition expense includes cash fees and expenses in connection with investments or acquisitions permitted by our credit facility.

(E)	Sponsor payments are payments to Providence Equity Partners that are permitted under our credit facility, and include the reimbursement of customary fees and reasonable out-of-pocket expenses to our directors or the managers of Archipelago Learning Holdings, LLC, such as travel and other expenses.

(F)	Unusual, non-recurring charges include severance costs, relocation costs, retention bonuses, and one-time contract labor, accounting, legal and bank fees. In 2009, we also incurred one-time expenses in connection with our initial public offering.

(G)	Agency fees are fees paid to the agents under our credit facility.

(H)	TeacherWeb pro forma includes adjustments to reflect TeacherWeb’s EBITDA from January 2008 until our acquisition of TeacherWeb in June 2008.

(3)	A school is considered to be using our products if it has an active subscription for any or all of the Study Island products available to it.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, results of operations or financial condition may be materially adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Related to Our Business and Industry

Most of our customers are public schools, which rely on state, local and federal funding. If any state, local or federal funding is materially reduced, our public school customers may no longer be able to afford to purchase our products and services, and our business, financial condition, results of operations and cash flow could be materially adversely affected.

In 2008 and the first six months of 2009, approximately 96.8% and 93.1%, respectively, of our service revenue was generated by sales of our Study Island products. Approximately 99.0% of our Study Island customers in 2008 and the first six months of 2009, respectively, were public schools and school districts. Although public funding varies by state and municipality, public schools and districts typically receive most of their funding from state and local governments, and a smaller portion from the federal government. Budget appropriations for education at all levels of government are determined through the political process and, as a result, the funding schools receive may fluctuate.

State and federal educational funding is primarily funded through income taxes, and local educational funding is primarily funded through property taxes. As a result of the ongoing recession, income tax revenue for the 2008 tax year has decreased, which has put pressure on state and federal budgets. In addition, with the recent decline in real estate values in almost every state and the resulting reassessments, property tax revenue is expected to decline over the next few years. For example, in the fourth quarter of 2008, North Carolina, Pennsylvania and Ohio, three of the four states accounting for our highest per-state service revenue, had decreases in their tax revenue of 3.9%, 3.6% and 5.4%, respectively, resulting in mid-year 2009 budget gaps of $2.0 billion, $2.3 billion and $1.2 billion, respectively. Continuing unfavorable economic conditions may result in education budget cuts and lead to lower overall spending, including lower technology spending, by our current and potential clients, which may materially adversely affect our service revenue. According to the Center on Budget and Policy Priorities, at least 25 states made cuts or have proposed cuts to K-12 and early education funding in their 2010 budgets. Declines in tax receipts and gaps in states’ budgets could result in decreased education spending as well as cuts in recently enacted federal education spending programs, reduced school budgets and reduced availability of discretionary funds, all of which could materially adversely affect our service revenue and results of operations.

If national educational standards and assessments are adopted, or if existing metrics for applying state standards are revised, new competitors could more easily enter our markets or the demands in the markets we currently serve may change.

With the reauthorization of the Elementary and Secondary Education Act, known as No Child Left Behind, or NCLB, in 2001, Congress conditioned the receipt of federal funding for education on the establishment of educational standards, annual assessments and the achievement of adequate yearly progress milestones. These standards are established at the state level, and there are currently no national educational standards that are required to be assessed pursuant to NCLB. As part of NCLB, each state is required to establish clear performance standards for each grade level in reading, math and science in grades 3 through 8, and for high school exit or end-of-course exams. Most of our service revenue from Study Island is concentrated in grades K-8, which accounted for approximately 87% of our service revenue in 2008. High school accounted for approximately 10% of Study Island service revenue for 2008. A shift to national performance standards or a reduction in the use of government-imposed standards may result in a material decline in demand in the markets that we serve.

In addition, our Study Island products are specifically built from the varying assessment standards in all 50 states, which we believe differentiates them from the products offered by our competitors. If national standards and assessments replace the current state assessments, it would be easier for competitors to develop similar products tailored to one national set of standards rather than multiple state standards. If such an increase in competition occurred, our ability to compete effectively could be negatively impacted and our service revenue and profitability could materially decline.

If Congress does not reauthorize the Elementary and Secondary Education Act, commonly referred to as NCLB since the 2001 reauthorization, or other legislation does not continue to mandate state educational standards and annual assessments, demand for our products and services could be materially adversely affected.

NCLB substantially increased the importance of state-by-state educational standards and assessments by making such standards and annual assessments a condition to receipt of federal educational funding. NCLB initially was scheduled for reauthorization in October 2008, but was extended until October 2009 in order to allow the new U.S. presidential administration the opportunity to impact the direction of any future reauthorization. If NCLB is not reauthorized or extended or does not maintain or increase the importance of state-by-state education standards and assessments, or if other federal or state legislation were to lessen the importance of such standards and assessments, our products and services could become significantly less valuable to our customers, and our service revenue and profitability could materially decline.

Our recent rapid growth, the recent introduction of a number of our products and services and our entry into new markets make it difficult for us to evaluate our current and future business prospects, and we may be unable to effectively manage our growth and new initiatives, which may increase the risk of your investment and could harm our business, financial condition, results of operations and cash flow.

We were founded in 2000 and began offering our Study Island products in 2001. Since our founding, we have continually launched new Study Island products, entered additional states and experienced rapid growth and increasing market share in the expanding market for online learning. We began offering our Study Island products in all 50 states as of the 2008-2009 school year, and we started offering TeacherWeb services after its acquisition in 2008. We launched our Northstar Learning product line in April 2009. Because many of our current products and services are relatively new and we have recently entered new markets, we may be unable to evaluate the relative success and future prospects, particularly in light of our goals to continually grow our existing and new customer base, expand our product and service offerings, acquire and integrate complementary businesses and enter new markets.

In addition, our growth, recent product introductions and entry into new markets may place a significant strain on our resources and increase demands on our executive management, personnel and systems, and our operational, administrative and financial resources may be inadequate. We may also not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations, or achieve planned growth on a timely or profitable basis, particularly if the number of students and educators using our products and services increase or their demands and needs change as our business expands. Our management will be required to expand its knowledge of diverse aspects of the education industry and maintain relationships with key customers across several sectors of the education market. If we are unable to manage our growth and expand operations effectively, we may experience operating inefficiencies, the quality of our products and services could deteriorate, and our business and results of operations could be materially adversely affected.

The recent ongoing adoption of online learning in established education markets makes it difficult for us to evaluate our current and future business prospects. If web-based education fails to achieve widespread acceptance by students, parents, teachers, schools and other institutions, our growth and profitability may suffer.

The use of online learning technology is a relatively new approach in the traditional K-12 education testing and assessment markets. There can be no assurance that online products and services will achieve long-term success in the K-12 or postsecondary education markets. Our success depends in part upon the continued adoption by teachers and school districts of technology-based education initiatives. Some academics and educators oppose online education in principle and have expressed concerns regarding the perceived loss of control over the education process that can result from offering content online. As a necessary corollary to the acceptance of web-based education in the classroom, our growth depends in part on parental acceptance of the role of technology in education and the availability of internet access in the home. If the acceptance of technology-based education does not continue to increase, our ability to continue to grow our business could be materially impaired.

Our service revenue is primarily generated by sales of subscriptions to our Study Island products over the term of the subscription. Our customer renewal rates are difficult to predict and declines in our sales of Study Island products or our customer renewal rates may materially adversely affect our business and results of operations.

Sales of our Study Island products accounted for 96.8% and 93.1% of our service revenue in 2008 and in the first six months of 2009, respectively, and we anticipate that revenue from sales of our Study Island products will continue to account for a substantial majority of our service revenue for the next few years. Our Study Island products are sold as subscriptions through purchase orders. The subscription period for our Study Island products is typically 12 months and we occasionally sell multi-year subscriptions. Additionally, promotional incentives, such as complimentary months of service, are offered periodically to new Study Island customers, resulting in a subscription term longer than one year. Our Study Island customers are not obligated to renew their subscriptions at the end of the term, nor are they required to pay any penalties if they fail to renew their subscriptions. Because of constraints on the use of state, local and federal funding, most of our Study Island customers are only able to purchase subscriptions for 12-month periods. As a result, our Study Island customers have no obligation to renew their subscriptions after the expiration of their initial subscription period. Our sales team begins the renewal process approximately six months prior to a subscription ending and consider this a renewal opportunity; however, our Study Island customers may choose to renew for fewer students or fewer products, which would reduce our service revenue. Sales of our Study Island products or services or our customer renewal rates may decline or fluctuate as a result of a number of factors, including decreased demand, adverse regulatory actions, decreased school funding, pricing pressures, competitive factors or any other reason. These and other factors that have affected our Study Island sales or customer renewal rates in the past are not predictive of the future, and, as a result, we cannot accurately predict customer renewal rates. If sales to new Study Island customers decline or our Study Island customers do not renew their subscriptions at previous levels, our service revenue may decline, which would negatively impact our business, financial condition, results of operations and cash flow.

Our Study Island products are predominantly purchased by individual schools, and any decisions at the district or state level to use the products and services of one of our competitors, or to limit or reduce the use of web-based educational products, could materially adversely affect our ability to attract and retain customers.

The sales model for our Study Island products relies heavily on word-of-mouth referrals among teachers and school administrators who purchase our products and services for use by their students. If policymakers at the district or state level determine that our products and services are not the best option for schools in their district or state, or if they decide to decrease or discontinue the use of web-based educational products, individual teachers and school administrators may lose the ability to decide what, if any, online educational products and services they use. Such action may result in the loss of our customers and may materially limit our ability to attract new customers. In addition, our competitors may more successfully market their products and services at the district or state level, which could result in a decline in sales of our products and services.

Fluctuations in sales or renewals may not be immediately reflected in our results of operations.

We recognize service revenue from our customers monthly over the term of each of their subscriptions, which is typically 12 months, and we occasionally sell multi-year subscriptions. Additionally, promotional incentives, such as complimentary months of service, are offered periodically to new Study Island customers, resulting in a subscription term longer than one year. As a result, substantially all of the service revenue we recognize in any period is deferred revenue from subscriptions purchased during previous periods. Consequently, a decline in new sales or subscription renewals in any particular period will not necessarily be fully reflected in the service revenue in that period and will negatively affect our revenue in future periods. In addition, we may be unable to adjust our cost structure to reflect this reduced service revenue. Accordingly, the effect of significant downturns in sales, subscription renewals or market acceptance of our products and services may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our service revenue through additional sales in any period, as service revenue from new customers would be recognized ratably over the applicable subscription term.

Our business is subject to seasonal fluctuations, which may cause our cash flow to fluctuate from quarter-to-quarter and materially adversely impact the market price of our common stock.

Our cash flow may fluctuate as a result of seasonal variations in our business, principally due to:

•	our customers’ spending patterns, including shifts in the timing of when individual schools or districts purchase our products and services;

•	the timing of school districts’ funding sources and budgeting cycles;

•	the timing of the release of federal funds to states, and the subsequent timing of states’ release of such funds to districts and schools;

•	the timing of expirations and renewals of subscriptions;

•	the timing of special promotions and discounts, including additional free months of subscriptions; and

•	the timing of acquisitions and non-recurring charges incurred in connection with acquisitions and extraordinary transactions.

A significant percentage of our new sales and subscription renewals occur in the third quarter because teachers and school administrators typically make purchases for the new academic year at the beginning of their district’s fiscal year, which is usually July 1. The fourth calendar quarter has historically produced the second highest level of sales and renewals, followed by the second quarter and finally the first quarter. Because payment in full for subscriptions is typically due at the time of subscription or renewal, and our operating expense, of which labor and sales commissions make up the largest portion, historically have been fairly consistent throughout the year, we typically have higher cash flow in the quarters with stronger sales and renewals. We expect quarterly fluctuations in our cash flow to continue.

System disruptions, vulnerability from security risks to our networks, databases and online applications and an inability to expand and upgrade our systems in a timely manner to meet unexpected increases in demand could damage our reputation, impact our ability to generate service revenue and limit our ability to attract and retain customers.

The performance and reliability of our technology infrastructure is critical to our business. Any failure to maintain satisfactory online product performance, reliability, security or availability of our web platform infrastructure may significantly reduce customer satisfaction and damage our reputation, which would negatively impact our ability to attract new customers and obtain customer renewals. The risks associated with our web platform include:

•	breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns or attempts to gain unauthorized access to our systems, which may cause loss or corruption of data or malfunction of software or hardware;

•	disruption or failure in our colocation provider, which would make it difficult or impossible for students and teachers to log on to our websites;

•	damage from fire, flood, tornado, power loss or telecommunications failures;

•	infiltration by hackers or other unauthorized persons; and

•	any infection by or spread of computer viruses.

In addition, increases in the volume of traffic on our websites could strain the capacity of our existing infrastructure, which could lead to slower response times or system failures. This would cause a disruption or suspension of our product and service offerings.

Any web platform interruption or inadequacy that causes performance issues or interruptions in the availability of our websites could reduce customer satisfaction and result in a reduction in the number of customers using our products and services. If sustained or repeated, these performance issues could reduce the attractiveness of our websites and products and services.

We may need to incur additional costs to upgrade our computer systems in order to accommodate system disruptions, security risks and increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future. However, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems.

Any significant interruption in the operations of our data centers could cause a loss of data and disrupt our ability to manage our network hardware and software and technological infrastructure, and any significant interruption in the operations of our call center could disrupt our ability to respond to requests for help or service and process orders in a timely manner.

All of our web platform servers and routers, including backup servers, are currently located in colocation facilities in Dallas, Texas. As part of our disaster recovery arrangements, we intend to replicate all of our customers’ data in a separate backup facility near Chicago, Illinois. If we are not successful in implementing this plan, we will face additional risks relating to the central location of our servers. Any disruption of operations of or damage to these servers could materially harm our ability to operate our business. We also may need to make additional investments to improve the performance of our platform and prevent disruption of our services. Any disruption or significant interruption in the operations of our data centers may result in a loss of customer satisfaction and limit our ability to retain and attract customers.

We rely in part on our call center to generate sales leads and maintain a high level of customer service. Any significant interruption in the operation of our call center, including an interruption caused by our failure to expand or upgrade our systems or to manage these expansions or upgrades, could reduce our ability to receive and respond to requests for help or service, process orders and provide products and services, which could result in lost or cancelled sales and damage to our reputation.

We are subject to laws and regulations as a result of our collection and use of personal information, particularly from our K-12 student users, and any violations of such laws or regulations, or any breach, theft or loss of such information, could materially adversely affect our reputation and operations and expose us to costly litigation.

Our products and services require the disclosure of student information by educational institutions and credit card information by some customers. The vast majority of our Study Island users are minors. The Child

Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. Many states have also passed laws requiring notification to users when there is a security breach of personal data. Additionally, the Family Educational Rights and Privacy Act, or FERPA, protects the privacy and restricts the disclosure of student information, and we must remain FERPA-compliant through security policies, processes, systems and controls, including using software that detects hackers and other unauthorized or illegal activities. We cannot predict whether new technological developments could circumvent these security measures. If the security measures that we use to protect personal or student information or credit card information are ineffective, we may be subject to liability, including claims for invasion of privacy, impersonation, unauthorized purchases with credit card information or other similar claims. In addition, the Federal Trade Commission and several states have investigated the use of personal information by certain internet companies. We could incur significant expense and our business could be materially adversely affected if new regulations regarding use of personal information are introduced, if our security measures are ineffective or if our privacy practices are investigated.

Domestic and foreign government regulation relating to the internet or our products and services could cause us to incur significant expense, and failure to comply with applicable regulations could make our business less efficient or even impossible to continue to operate.

As web-based commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. In addition, taxation of services provided over the internet or other charges imposed by government agencies or by private organizations for accessing the internet may also be imposed. Any regulation imposing greater fees for internet use or restricting information exchange over the internet could result in a decline in the use of the internet and the viability of internet-based services, which could materially harm our business.

We may not be able to develop new products and services or expand our existing product lines in a timely and cost effective manner.

Each of our Study Island products is built from specific state standards for a particular grade level and subject in the K-12 market. With these standards continually changing and our release of new Study Island products, as well as the launch of our new Northstar Learning product line, our product and content development teams may not be able to respond to changing market requirements on a timely basis. We intend to launch upgraded versions of our Study Island products in January 2010, but we may be unable to do so in a timely and cost effective manner that appropriately meets market demand. In addition, we are entering new markets, such as the postsecondary and international markets, which will place new demands on our product and content development teams. These are new, unproven markets for us, and if we are not able to generate sufficient new revenue to exceed the incremental costs associated with developing and delivering new products and entering new markets, our results of operations may be materially and adversely affected. Furthermore, we may be unable to develop and offer additional products and services on commercially reasonable terms and in a timely manner, if at all, or maintain the quality and consistency necessary to keep pace with changes in market requirements and respond to competitive pressures. A failure to do any of these things may result in a material decline in our service revenue and may prevent us from maintaining profitability.

If we acquire or invest in any companies, services or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and materially adversely affect our results of operations.

As part of our growth strategy, we may acquire or invest in complementary companies, services and technologies. We cannot assure you that we will be able to consummate any such acquisitions or investments on favorable terms or at all. If we fail to properly evaluate and execute our acquisitions or investments, our business and prospects may be seriously harmed. Such acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets;

•	potential write-offs of acquired assets;

•	significant one-time costs, including banking, legal and accounting fees and payment of severance packages;

•	potential loss of key employees;

•	inability to generate sufficient service revenue to offset acquisition or investment costs; and

•	delays in customer purchases due to uncertainty.

In connection with our acquisitions or investments, we may also incur additional debt and related interest expense, as well as unforeseen liabilities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we may issue additional equity in connection with these transactions, which would result in dilution to our existing shareholders.

If we are unable to maintain and enhance our brand identity, our business and results of operations may suffer.

The continued development of our brand identity is important to our business, and expanding brand awareness is critical to attracting and retaining our customers. Although our Study Island and TeacherWeb brands have existed since 2000, our Northstar Learning and Archipelago Learning brands are relatively new, having launched in April 2009 and August 2009, respectively. Our existing and potential customers may not be aware of the relationship of our brands with one and another, particularly Archipelago Learning serving as an umbrella for each of our products and Northstar Learning serving as a postsecondary education product line. Our newer brands are unproven and may not be successfully received by our customers. In addition, we have launched our Study Island products in a number of new states over the last two years and intend to launch Study Island products in international markets in the future. As we continue to increase subscriptions and extend our geographic reach, maintaining quality and consistency across all of our products and services may become more difficult to achieve, and any significant and well-publicized failure to maintain this quality and consistency will have a detrimental effect on our brand. We cannot provide assurances that our sales and marketing efforts will be successful in further promoting our brand in a competitive and cost-effective manner. If we are unable to maintain and enhance our brand recognition and increase awareness of our products and services, or if we incur excessive sales and marketing expense, our business and results of operations could be materially adversely affected.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures in recruiting new customers.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to:

•	create greater awareness of our brands;

•	select the right market, media and specific media vehicles in which to advertise;

•	identify the most effective and efficient level of spending in each market, media and specific media vehicle;

•	determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures;

•	effectively manage marketing costs, including creative and media expense, in order to maintain acceptable customer acquisition costs;

•	generate leads for sales, including obtaining educator lists in a cost-effective manner;

•	drive traffic to our website; and

•	convert customer inquiries into actual orders.

Our planned marketing expenditures may not result in increased service revenue or generate sufficient levels of product and brand awareness, and we may not be able to increase our net sales at the same rate as we increase our advertising expenditures.

We operate in a highly competitive market subject to rapid technological changes, and increasing competition could lead to pricing pressures, reduced operating margins, loss of market share and increased capital expenditures.

The markets for our products and services are highly competitive, and we expect increased competition in the future that could adversely affect our service revenue and market share. Our current competitors include but are not limited to:

•	providers of online and offline supplemental instructional materials for the core subject areas of reading, mathematics, science and social studies for K-12 institutions;

•	companies that provide K-12-oriented software and web-based educational assessment and remediation products and services to students, educators, parents and educational institutions;

•	the assessment divisions of established education publishers, including Pearson Education, Inc., The McGraw-Hill Companies and Houghton Mifflin Harcourt Company;

•	providers of online and offline test preparation materials;

•	traditional print textbook and workbook companies that publish K-12 core subject educational materials, standardized test preparation materials or paper and pencil assessment tools;

•	summative assessment companies, which traditionally assess student learning at the end of a class period, that have expanded their line to include products that provide periodic assessment in the classroom to gauge student learning and inform instruction, also known as formative assessment;

•	non-profit and membership educational organizations and government agencies that offer online and offline products and services, including in some cases at no cost, to assist individuals in standards mastery and test preparation; and

•	website portal and teacher productivity programs designed to help educators create and manage classroom and school websites and in-house website development efforts at the class, school and district level.

Some of our competitors may have more resources than we do, and several of the largest K-12 educational publishers may have more experience, larger customer bases and greater brand recognition in the markets we serve. Further, larger established companies with high brand recognition and extensive experience providing various educational products to the K-12 market may develop online products and services that are competitive with our core products and services. These competitors may be able to devote greater resources than us to the development, promotion and sale of their services and respond more quickly than we can to new technologies or changes in customer requirements or preferences. We may not be able to compete effectively with current or future competitors, especially those with significantly greater resources or more established customer bases, which may materially adversely affect our sales and our business.

If our products or services contain errors, new product releases could be delayed or our services could be disrupted. As a result, our customers may choose not to renew their subscriptions and our business could be materially adversely affected.

If our products or services contain defects, errors or security vulnerabilities, our reputation could be harmed, which could result in significant costs to us and impair our ability to sell our products and services in the future. Because our products and services are complex and because we do not “pre-launch” any of our products or upgrades to any third parties prior to the official launch, they may contain undetected errors or defects, known as bugs. Bugs can be detected at any point in time, but are more common when a new product or service is introduced or when new versions are released. We expect that, despite our testing, errors will be found in the future. If an error occurs, our product and service offerings may be disrupted, causing delays or interruptions. Significant errors, delays or disruptions could lead to:

•	decreases in customer satisfaction with and loyalty toward our products and services;

•	delays in or loss of market acceptance of our products and services;

•	diversion of our resources;

•	a lower rate of subscription renewals or upgrades;

•	injury to our reputation; or

•	increased service expense or payment of damages.

If we are unable to adapt our products and services to technological changes, to the emergence of new computing devices and to more sophisticated online services, we may lose market share and service revenue, and our business could suffer.

We need to anticipate, develop and introduce new products, services and applications on a timely and cost effective basis that keeps pace with technological developments and changing customer needs. For example, the number of individuals who access the internet through devices other than a personal computer, such as personal digital assistants, mobile telephones, televisions and set-top box devices, has increased dramatically, and this trend is likely to continue. Our products and services were designed for internet use on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices currently available may make the use of our products and services through such devices difficult. We have no experience to date in operating versions of our products and services developed or optimized for users of alternative devices. Accordingly, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we fail to develop or sell products and services cost effectively that respond to these or other technological developments and changing customer needs, we may lose market share and service revenue and our business could materially suffer.

Protection of our intellectual property is limited, and any misuse of our intellectual property by others, including software piracy, could harm our business, reputation and competitive position.

Our trademarks, copyrights, trade secrets, trade dress and designs are valuable and integral to our success and competitive position. However, we cannot assure you that we will be able to adequately protect our proprietary rights through reliance on a combination of copyrights, trademarks, trade secrets, confidentiality procedures, contractual provisions and technical measures. Protection of trade secrets and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions. We cannot completely prevent the unauthorized use or infringement of our intellectual property rights, as such prevention is inherently difficult. Despite enforcement efforts against software piracy, we lose significant service revenue due to illegal use of our software. If piracy activities increase, they may further harm our business.

We also expect that the more successful we are, the more likely that competitors will try to illegally use our proprietary information and develop products that are similar to ours, which may infringe on our proprietary rights. In addition, we could potentially lose future trade secret protection for our source code if any unauthorized disclosure of such code occurs. The loss of future trade secret protection could make it easier for third parties to compete with our products by copying functionality. Any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, service revenue, reputation and competitive position could be materially adversely affected.

We may be sued for infringing the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages or enter into royalty or license agreements with third parties and could limit our ability or increase our costs to use certain content or technologies in the future.

We may be sued for infringing the intellectual property rights of others or be subject to litigation based on allegations of infringement or other violations of intellectual property rights. Regardless of merits, intellectual property claims are often time-consuming and expensive to litigate and settle. In addition, to the extent claims against us are successful, we may have to pay substantive monetary damages or discontinue any of our products, services or practices that are found to be in violation of another party’s rights. We also may have to seek a license and make royalty payments to continue offering our products and services or following such practices, which may significantly increase our operating expense.

Our customers can input their own content to our websites. We have limited control over this content, which could expose us to liability from third parties.

As part of a subscription to Study Island, TeacherWeb or Northstar Learning, our customers are able to input their own content onto our websites, which may be accessible by other users who share the same subscription as the creator of the content. For example, educators and students may post articles or other materials on class discussion boards, which may give rise to claims from third parties for the unauthorized duplication or distribution of this material. We may be exposed to liability, including fines and costly litigation, if the content violates the intellectual property rights of a third party, or otherwise violates any law or regulation, including FERPA, the Child Online Protection Act and the Children’s Online Privacy Protection Act.

The confidentiality, non-disclosure and other agreements we use to protect our products, trade secrets and proprietary information may prove unenforceable or inadequate.

We protect our products, trade secrets and proprietary information, in part, by requiring all of our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our technical consultants, customers, vendors and resellers to protect our confidential and proprietary information. We cannot assure you that our confidentiality agreements with our employees, consultants and other third parties will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or will otherwise be protected.

We also rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely, in many instances, on “click-wrap” licenses, which are licenses that can only be read and accepted online and are not negotiated or signed by individual licensees. Accordingly, some provisions of our licenses, including provisions protecting against unauthorized use, copying, transfer, resale and disclosure of the licensed software program, may be unenforceable under the laws of several jurisdictions.

We have not registered copyrights for all of our products, which may limit our ability to enforce them.

We have not registered our copyrights in all of our software, written materials, website information, designs or other copyrightable works. The United States Copyright Act automatically protects all of our copyrightable works, but without registration we cannot enforce those copyrights against infringers or seek certain statutory remedies for any such infringement. Preventing others from copying our products, written materials and other copyrightable works is important to our overall success in the marketplace. In the event we decide to enforce any of our copyrights against infringers, we will first be required to register the relevant copyrights, and we cannot be sure that all of the material for which we seek copyright registration would be registrable in whole or in part, or that once registered, we would be successful in bringing a copyright claim against any such infringers.

We must monitor and protect our internet domain names to preserve their value. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe on or otherwise decrease the value of our trademarks.

We own several domain names that include the terms Study Island, Archipelago Learning, TeacherWeb and Northstar Learning, among others. Third parties may acquire substantially similar domain names that decrease the value of our domain names and trademarks and other proprietary rights which may hurt our business. Moreover, the regulation of domain names in the United States and foreign countries is subject to change. Governing bodies could appoint additional domain name registrars or modify the requirements for holding domain names. Governing bodies could also establish additional “top-level” domains, which are the portion of the web address that appears to the right of the “dot,” such as “com,” “net,” “gov” or “org.” As a result, we may not maintain exclusive rights to all potentially relevant domain names in the United States or in other countries in which we conduct business, which could harm our business and reputation.

We do not own all of the software, content and other technologies used in our products and services.

Some of our products and services include intellectual property owned by third parties, including licensed content for reading passages and other educational content. From time to time we may be required to renegotiate with these third parties or negotiate with new third parties to include or continue using their technology or content in our existing products, in new versions of our existing products or in wholly new products. We may not be able to negotiate or renegotiate licenses on commercially reasonable terms, or at all, and the third-party software we use may not be appropriately supported, maintained or enhanced by the licensors. If we are unable to obtain the rights necessary to use or continue to use third-party technology or content in our products and services, or if those third parties are unable to support, maintain and enhance their software, we could experience increased costs or delays or reductions in product releases and functionality until equivalent software or content can be developed, identified, licensed and integrated.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of Tim McEwen, our Chief Executive Officer, James Walburg, our Chief Financial Officer, Ray Lowrey, our Chief Technology Officer, Julie Huston, our Vice President of Sales, our other vice presidents and senior editors, and other members of our senior management team. Other than non-compete provisions of limited duration included in employment agreements that we have with certain executives, we do not generally seek non-compete agreements with key personnel, and they may leave and subsequently compete against us. The loss of service of any of our senior management team, particularly those who are not party to employment agreements with us, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could have a material adverse effect on our business.

We may be unable to attract and retain the skilled employees needed to sustain and grow our business.

Our success to date has largely depended on, and will continue to depend on, the skills, efforts and motivations of our executive team and employees, who generally have significant experience with our company and within the education industry. Our success also depends largely on our ability to attract and retain highly qualified IT engineers and programmers, content writers and editors, sales and marketing managers and corporate management personnel. We may experience difficulties in locating and hiring qualified personnel and in retaining such personnel once hired, which may materially and adversely affect our business.

We may have exposure to greater than anticipated tax liabilities.

We are and have been subject to income taxes and other taxes in a variety of jurisdictions and are subject to review by both various state and federal taxation authorities. The determination of our provision for income taxes and other tax liabilities requires significant judgment and the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements, which may materially affect our financial results in the period or periods for which such determination is made.

Although we do not currently transact a material amount of business in foreign countries, we intend to expand into international markets, which will subject us to additional economic, operational and political risks that could increase our costs and make it difficult for us to continue to operate profitably.

We recently launched Study Island products in Canada and intend to expand into other international markets. The addition of international operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. As a result of such expansion, we will be increasingly subject to the risks inherent in conducting business internationally, including:

•	foreign currency fluctuations, which could result in reduced service revenue and increased operating expense;

•	potentially longer payment and sales cycles;

•	increased difficulty in collecting accounts receivable;

•	the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;

•	tariffs and trade barriers;

•	general economic and political conditions in each country;

•	inadequate intellectual property protection in foreign countries;

•	uncertainty regarding liability for information retrieved and replicated in foreign countries;

•	the difficulties and increased expense in complying with a variety of domestic and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act; and

•	unexpected changes in regulatory requirements.

The current global financial crisis and adverse worldwide economic conditions may have significant effects on our business, financial condition and results of operations.

The current global financial crisis - which has included, among other things, significant reductions in available capital and liquidity, substantial reductions and/or fluctuations in equity and currency values and a worldwide recession, the extent of which is likely to be significant and prolonged - may materially adversely affect our business. We have already begun to experience some weakening in demand for our products and services, and we cannot predict whether it will continue or increase. In an economic downturn like the current one, which is characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our products and services may be materially adversely affected. See “— Most of our customers are public schools, which rely on state, local and federal funding. If any state, local or federal funding is materially reduced, our public school customers may no longer be able to afford to purchase our products and services, and our business, financial condition, results of operations and cash flow could be materially adversely affected.”

The credit markets have been experiencing extreme volatility and disruption since August 2007. The current global financial crisis affecting the banking system and the possibility that financial institutions may consolidate or fail has resulted in a tightening of the credit markets, which could impair our ability to refinance our existing debt, to draw upon our revolving credit facility or incur additional debt, to seek other funding sources to meet our liquidity needs or to fund planned expansion. Furthermore, the tightening of the credit markets may delay or prevent our customers from securing funding adequate to operate their businesses and purchase our products and services, leading to an increase in our bad debt levels.

We may need additional capital in the future, but there is no assurance that funds will be available on acceptable terms, or at all.

We may need to raise additional funds in order to achieve growth or fund other business initiatives. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing shareholders if raised through additional equity offerings. Additionally, any securities issued to raise funds may have rights, preferences or privileges senior to those of existing shareholders. If adequate funds are not available or are not available on acceptable terms, our ability to expand, develop or enhance services or products, or respond to competitive pressures may be materially limited.

Our existing indebtedness could adversely affect our financial condition and we may not be able to fulfill our debt obligations.

As of June 30, 2009, Archipelago Learning, LLC had outstanding term loans in an aggregate principal amount equal to $68.4 million and no revolving credit loans outstanding under its revolving credit facility which expires in November 2013. The agreements governing this credit facility contain various covenants that limit our ability to, among other things:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other distributions to our shareholders;

•	make restricted payments;

•	incur liens;

•	engage in transactions with affiliates; and

•	enter into business combinations.

These restrictions could limit our ability to withstand general economic downturns that could affect our business, obtain future financing, make acquisitions or capital expenditures, conduct operations or otherwise capitalize on business opportunities that may arise. Additionally, we will use a significant portion of our cash flow to pay interest on our outstanding debt, limiting the amount available for working capital, capital expenditures and other general corporate purposes.

We may be more vulnerable to adverse economic conditions than less leveraged competitors and thus less able to withstand competitive pressures. If our cash flow is inadequate to make interest and principal payments on our debt, we might have to refinance our indebtedness or issue additional equity or other securities and may not be successful in those efforts or may not obtain terms favorable to us. Additionally, our ability to finance working capital needs and general corporate purposes for the public and private markets, as well as the associated cost of funding, is dependent, in part, on our credit ratings, which may be adversely affected if we experience declining service revenue. Any of these events could reduce our ability to generate cash available for investment or debt repayment or to make improvements or respond to events that would enhance profitability. We may incur significantly more debt in the future, which will increase each of the foregoing risks related to our indebtedness. In addition, the obligations under our credit facility are guaranteed by AL Midco, LLC, or AL Midco, and TeacherWeb, and are secured by liens on substantially all of the assets owned by Archipelago Learning, LLC, AL Midco and TeacherWeb. For a more detailed description of our credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facility” and “Description of Material Indebtedness.”

Risks Related to Our Common Stock and this Offering

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and results of operations;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the educational industry;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange, also called the NYSE, or The NASDAQ Stock Market LLC, also called Nasdaq, or how liquid that market may become. If an active trading market does not develop or is not sustained, you may have difficulty selling any of our common stock that you purchase at an attractive price or at all. The initial public offering price of shares of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Upon the consummation of this offering, we will have           shares of common stock outstanding. Our directors, executive officers, the selling stockholders and substantially all of our other stockholders will be subject to the lock-up agreements described in “Underwriting” and are subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After these lock-up agreements have expired and holding periods have elapsed and the lock-up periods set forth in our stockholders’ agreement to be entered into in connection with this offering have expired,           additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

You will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value on a pro forma basis as of June 30, 2009, if you purchase our common stock in this offering, you will suffer immediate dilution in net tangible book value per share of approximately $      per share. See “Dilution.”

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company may materially adversely affect the market price of our common stock.

We are a “controlled company” within the meaning of the NYSE and Nasdaq rules and will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After completion of this offering, Providence Equity Partners will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE and Nasdaq corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee, and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE or Nasdaq.

We will have broad discretion in applying the net proceeds of this offering and we may not use those proceeds in ways that will enhance the market value of our common stock.

Our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree or which do not increase the value of your investment. We intend to use our net proceeds from this offering for general corporate purposes, which may include the acquisition of other businesses, products or technologies. We have not allocated these net proceeds for any specific purposes. Our management may not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly. We may not timely complete our analysis of our internal control over financial reporting, or these internal controls may not be determined to be effective, which could adversely affect investor confidence in our company and, as a result, the value of our common stock.

We have historically operated our business as a private company. After this offering, we will be required to file with the Securities and Exchange Commission, or SEC, annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the requirements of the NYSE or Nasdaq, and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and the NYSE or Nasdaq rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	establish an internal audit function;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired.

Our internal control over financial reporting does not currently comply with Section 404 of the Sarbanes-Oxley Act, including the requirement for a public accounting firm attestation report, and failure to achieve and maintain effective internal control over financial reporting, including the requirement for a public accounting firm attestation report, in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on us.

Our internal control over financial reporting does not currently comply with Section 404 of the Sarbanes-Oxley Act, including the requirement for a public accounting firm attestation report. We will be required to comply with the requirements of Section 404 in the course of preparing our 2010 financial statements. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time.

We are in the early stages of addressing our internal control procedures to comply with Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. If, as a public company, we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the effectiveness of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our credit facility. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws include certain provisions that could have the effect of discovering, delaying or preventing a change of control of our company or changes in our management, including, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the absence of cumulative voting in the election of directors which may limit the ability of minority stockholders to elect directors; and

•	advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular state of directors or otherwise attempting to obtain control of us.

These provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

We do not expect to pay dividends, and any return on your investment will likely be limited to the appreciation of our common stock.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock and the agreements governing our credit facility significantly restrict our ability to pay dividends. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain or income on an investment in our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “forecast,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely,” “future” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. We believe these factors include the following risks, among others:

•	Most of our customers are public schools, which rely on state, local and federal funding. If any state, local or federal funding is materially reduced, our public school customers may no longer be able to afford to purchase our products and services;

•	If national educational standards and assessments are adopted, or if existing metrics for applying state standards are revised, new competitors could more easily enter our markets or the demands in the markets we currently serve may change;

•	If Congress does not reauthorize the Elementary and Secondary Education Act, commonly referred to as NCLB since the 2001 reauthorization, or other legislation does not continue to mandate state educational standards and annual assessments, demand for our products and services could be materially adversely affected;

•	Our recent rapid growth, the recent introduction of a number of our products and services and our entry into new markets make it difficult for us to evaluate our current and future business prospects, and we may be unable to effectively manage our growth and new initiatives;

•	The recent ongoing adoption of online learning in established education markets makes it difficult for us to evaluate our current and future business prospects. If web-based education fails to achieve widespread acceptance by students, parents, teachers, schools and other institutions, our growth and profitability may materially suffer;

•	Our service revenue is primarily generated by sales of subscriptions to our Study Island products over the term of the subscription. Our customer renewal rates are difficult to predict and declines in our sales of Study Island products or our customer renewal rates may materially adversely affect our business and results of operations; and

•	Our Study Island products are predominantly purchased by individual schools, and any decisions at the district or state level to use the products and services of one of our competitors, or to limit or reduce the use of web-based educational products, could materially adversely affect our ability to attract and retain customers.

Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

This prospectus also contains market data related to our business and industry. See “Industry and Market Data.” This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

PROVIDENCE EQUITY TRANSACTIONS

In January 2007, Providence Equity Partners V, LP and affiliated investment funds, or Providence Equity Partners, together with Cameron Chalmers and David Muzzo (our founders and vice presidents) and MHT-SI, LP, acquired 100% of the voting equity interests in Archipelago Learning Holdings, LLC (formerly known as Study Island Holdings, LLC), the parent of Archipelago Learning, LLC (formerly known as Study Island, LLC), for an initial investment of $109.5 million, and Archipelago Learning, LLC subsequently acquired substantially all of the assets of Study Island, LP, for $104.8 million, including transaction costs and working capital adjustments. In connection with the acquisition:

•	Providence Equity Partners contributed approximately $84.5 million in cash for approximately 77.2% of the voting equity interests in Archipelago Learning Holdings, LLC;

•	Cameron Chalmers and David Muzzo each contributed $10.0 million, for a total of $20.0 million, for approximately 9.1% each, or a total of approximately 18.2%, of the voting equity interests in Archipelago Learning Holdings, LLC;

•	MHT-SI, LP contributed approximately $5.0 million in cash for approximately 4.6% of the voting equity interests in Archipelago Learning Holdings, LLC;

•	With the cash contributed by Providence Equity Partners, Cameron Chalmers, David Muzzo and MHT-SI, LP, (i) Archipelago Learning, LLC purchased substantially all the assets of Study Island, LP for $100.0 million, (ii) Archipelago Learning, LLC paid $4.6 million in transaction costs related to the acquisition of the assets of Study Island, LP and (iii) $5.0 million was retained by Archipelago Learning, LLC for general corporate purposes;

•	In November 2007, Archipelago Learning, LLC as borrower, and the other persons designated as credit parties from time to time, entered into a credit facility providing for a $70.0 million term loan and a $10.0 million revolving credit facility with General Electric Capital Corporation, as a lender and as agent for all lenders, NewStar Financial, Inc., as syndication agent, the other parties thereto as lenders and GE Capital Markets, Inc. and NewStar Financial, Inc., as joint lead arrangers and joint bookrunners; and

•	With the borrowings under our term loan and cash on hand, (i) Archipelago Learning, LLC paid $1.7 million in financing fees related to our credit facility, (ii) Archipelago Learning, LLC distributed $74.8 million of its proceeds under its term loan and cash on hand to Archipelago Learning Holdings, LLC, and (iii) Archipelago Learning Holdings, LLC made distributions of $74.8 million to the holders of its voting equity interests.

We refer to the foregoing transactions collectively as the “Providence Equity Transactions.”

Since January 2007, Archipelago Learning Holdings, LLC has paid aggregate distributions to its equity holders of $75.6 million, consisting of $74.8 million in the year ended December 31, 2007 and $0.8 million in the six months ended June 30, 2009. Archipelago Learning Holdings, LLC has authorized an $8.0 million special distribution to its equity holders in the fourth quarter of 2009. In addition, Archipelago Learning Holdings, LLC intends to make additional distributions of approximately $1.4 million to its equity holders to enable them to meet their estimated tax obligations for the period from January 1, 2009 to the date of the Corporate Reorganization. The amount of this distribution will be based on Archipelago Learning Holdings, LLC’s estimated net taxable income from January 1, 2009 to the date of the Corporate Reorganization. Investors in this offering will not receive these distributions. See “Dividend Policy.”

CORPORATE REORGANIZATION

Prior to this offering, Archipelago Learning Holdings, LLC and its subsidiaries conducted our business. Immediately prior to the consummation of this offering, and in accordance with and as contemplated by the limited liability company agreement of Archipelago Learning Holdings, LLC, the holders of shares of Archipelago Learning Holdings, LLC, and certain of their affiliates will enter into the following transactions with Archipelago Learning, Inc., a newly formed Delaware corporation that will act as a holding company for our business:

•	The direct or indirect holders of Class A and Class A-2 shares of Archipelago Learning Holdings, LLC (other than Providence Equity Partners V-A Study Island L.L.C. and its subsidiaries) will, directly or indirectly, contribute all such Class A and Class A-2 shares of Archipelago Learning Holdings, LLC held by such parties to Archipelago Learning, Inc. in exchange for an aggregate of shares of common stock;

•	Providence Equity Partners V-A Study Island L.L.C., which will not have any assets other than its Class A shares of Archipelago Learning Holdings, LLC, will merge with and into Archipelago Learning, Inc. and as a result of such merger, the members of Providence Equity Partners V-A Study Island L.L.C. will receive an aggregate of shares of our common stock;

•	Our officers, directors and employees who hold vested Class B shares of Archipelago Learning Holdings, LLC will contribute their vested Class B shares of Archipelago Learning Holdings, LLC to Archipelago Learning, Inc. in exchange for an aggregate of shares of common stock;

•	Our officers, directors and employees who hold unvested Class B shares of Archipelago Learning Holdings, LLC will contribute their unvested Class B shares of Archipelago Learning Holdings, LLC to Archipelago Learning, Inc. in exchange for an aggregate of shares of restricted common stock subject to time-based vesting;

•	Our officers, directors and employees (other than our chief executive officer, chief financial officer, chief technology officer and co-founders) who hold Class C shares of Archipelago Learning Holdings, LLC will contribute such Class C shares to Archipelago Learning, Inc. in exchange for an aggregate of shares of common stock and an aggregate of restricted stock unit awards subject to vesting based on, among other things, the trading price of our common stock; and

•	Our chief executive officer, chief financial officer, chief technology officer and co-founders will contribute their Class C shares of Archipelago Learning Holdings, LLC to Archipelago Learning, Inc. in exchange for an aggregate of shares of restricted common stock subject to vesting based on, among other things, the cash returns to Providence Equity Partners in respect of shares of common stock held by Providence Equity Partners and an aggregate of restricted stock unit awards subject to vesting based on, among other things, the cash returns to Providence Equity Partners in respect of shares of common stock held by Providence Equity Partners.

We refer to the transactions listed above as the “Corporate Reorganization.”

For a more detailed discussion of the Class B and Class C shares, the restricted stock and the restricted stock unit awards see “Compensation Discussion and Analysis — Elements of Executive Compensation — Equity Compensation Plan.”

As a result of the Corporate Reorganization, Archipelago Learning, Inc. will own all of the outstanding member interests of Archipelago Learning Holdings, LLC, and Archipelago Learning, Inc. will become the parent of Archipelago Learning Holdings, LLC and its subsidiaries, and will have no other assets or operations. Archipelago Learning, Inc. will be a Delaware “C” corporation, and as such will be subject to federal and state income taxes. Archipelago Learning Holdings, LLC was a limited liability company not subject to state or federal income taxes, and as such, the historical financial data included in this prospectus does not reflect what our financial position and results of operations would have been had we been a taxable corporation. We expect to record a net deferred tax liability and a corresponding expense to our provision for income taxes of approximately $      million upon becoming a “C” corporation immediately before the effectiveness of the registration statement of which this prospectus is a part. This deferred tax liability primarily results from the excess of the book basis over the tax basis of certain of our intangible assets. We expect to realize future reductions in our current tax expense as these intangibles are amortized and deducted from taxable income on our tax returns. Prior to the closing of this offering, Archipelago Learning Holdings, LLC intends to make additional cash distributions of approximately $1.4 million to the members of Archipelago Learning Holdings, LLC to enable them to meet their estimated income tax obligations for the period from January 1, 2009 to the date of the Corporate Reorganization. The amount of this distribution will be based on Archipelago Learning Holdings, LLC’s estimated net taxable income from January 1, 2009 to the date of the Corporate Reorganization. In addition, the board of managers of Archipelago Learning Holdings, LLC has authorized an $8.0 million distribution to its members in the fourth quarter of 2009. Purchasers of shares in this offering will not receive any of these distributions.

The Corporate Reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

The purpose of the Corporate Reorganization is to reorganize our corporate structure so that the top-tier entity in our corporate structure — the entity whose common stock is being offered to the public in this offering — is a corporation rather than a limited liability company and so that our existing investors will own our common stock directly. References in this prospectus to our capitalization and other matters pertaining to our equity and participation shares prior to the consummation of the Corporate Reorganization relate to the capitalization and equity and participation shares of Archipelago Learning Holdings, LLC. This prospectus includes consolidated financial statements and consolidated financial data of Archipelago Learning Holdings, LLC. In addition, this prospectus includes an audited balance sheet of Archipelago Learning, Inc.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of           shares of common stock in this offering will be $          , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use net proceeds from shares that we sell for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling stockholders, which include entities affiliated with members of our board of directors.

DIVIDEND POLICY

Since January 2007, Archipelago Learning Holdings, LLC has paid aggregate distributions to its equity holders of $75.6 million, consisting of $74.8 million in the year ended December 31, 2007 and $0.8 million in the six months ended June 30, 2009. These distributions were made in connection with the Providence Equity Transactions and to enable equity holders to meet their estimated tax obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Archipelago Learning Holdings, LLC has authorized an $8.0 million special distribution to its equity holders in the fourth quarter of 2009. In addition, Archipelago Learning Holdings, LLC intends to make additional distributions of approximately $1.4 million to its equity holders to enable them to meet their estimated tax obligations for the period from January 1, 2009 to the date of the Corporate Reorganization. The amount of this distribution will be based on Archipelago Learning Holdings, LLC’s estimated net taxable income from January 1, 2009 to the date of the Corporate Reorganization. Investors in this offering will not receive these distributions.

After this offering, we intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business and we do not anticipate paying any dividends on our capital stock for the foreseeable future. Our ability to pay dividends on our common stock is restricted by the terms of our credit facility and may be further restricted by any future indebtedness we incur. Our business is conducted through our subsidiaries. Dividends from, and cash generated by our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries.

Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

•	restrictions in our credit facility;

•	general economic and business conditions;

•	the financial condition and results of operations of us and our subsidiaries;

•	our capital requirements and the capital requirements of our subsidiaries;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us; and

•	such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009:

•	on an actual basis reflecting the capitalization of Archipelago Learning Holdings, LLC; and

•	on a pro forma as adjusted basis to give effect to:

•	our Corporate Reorganization as more fully described in “Corporate Reorganization;” and

•	the sale of shares of our common stock in this offering by us at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described in “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2009
		Pro Forma
	Actual	As Adjusted(1)
	(In thousands, except
	share data)

Cash and cash equivalents	$15,940	$

Debt:
Current portion of long-term debt	700
Long-term debt, less current portion(2)	67,726

Total debt	68,426

Members’ equity:
Class A shares, 109,545,064 shares authorized and outstanding	34,792		—
Class A-2 shares, 286,882 shares authorized and outstanding	750		—
Class B shares, 6,578,727 shares authorized and 6,028,727 shares outstanding	855		—
Class C shares, 7,126,451 shares authorized and 6,576,451 shares outstanding	343		—
Retained Earnings	8,209		—

Total member’s equity	44,949		—

Stockholders’ equity:
Preferred stock, $0.001 par value, shares authorized; no shares issued and outstanding, on a pro forma as adjusted basis	—
Common stock, $0.001 par value, shares authorized; shares issued and outstanding, on a pro forma as adjusted basis	—
Additional paid-in capital	—
Retained earnings	—
Total stockholders’ equity	—

Total capitalization	$113,375	$

(1)	We present certain amounts pro forma as adjusted, which gives effect to (i) our Corporate Reorganization as more fully described in “Corporate Reorganization,” (ii) cash distributions of $1.4 million to be made upon the Corporate Reorganization and $8.0 million to be made in the fourth quarter of 2009, (iii) net deferred tax liabilities of $ , and (iv) the sale of shares of our common stock in this offering by us at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds.” Assuming the number of shares sold by us in this offering remains the same as set forth on the cover page, a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our total capitalization by approximately $ million.

(2)	Does not include $10.0 million of our revolving credit facility, of which $0 was outstanding at June 30, 2009.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of common stock upon the completion of this offering.

As of June 30, 2009, our net tangible book value was approximately $      million, or $      per share. Our net tangible book value represents our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the consummation of this offering.

After giving effect to (i) the issuance of           shares of our common stock and           shares of our restricted common stock in exchange for outstanding Class A, Class A-2, Class B and Class C shares of Archipelago Learning Holdings, LLC in connection with the Corporate Reorganization and (ii) the sale of our common stock at an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2009 would have been approximately $     , or $      per share.

This represents an immediate increase in pro forma net tangible book value of $      per share to our existing shareholders and an immediate dilution of $      per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates the dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2009	$
Increase in pro forma net tangible book value per share attributable to the sale of shares in this offering

Decrease in pro forma net tangible book value per share attributable to the issuance of restricted common stock

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our pro forma net tangible book value after this offering by $      million and increase (decrease) the dilution to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2009, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing shareholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) and deducts underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing shareholders			%	$		%	$
New investors

Total		100%			100%

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the total consideration paid by new investors by $      and the total consideration paid by all stockholders by $     .

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth the selected historical consolidated financial data for Archipelago Learning Holdings, LLC for the periods and at the dates indicated. The selected historical consolidated financial data as of December 31, 2008 and December 31, 2007 and the statement of operations and other data for each of the years ended December 31, 2008, 2007 and 2006 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of June 30, 2009 and for the six months ended June 30, 2008 and June 30, 2009 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The interim results set forth below are not necessarily indicative of results for the year ending December 31, 2009 or for any other period.

In January 2007, Providence Equity Partners, together with Cameron Chalmers and David Muzzo (our founders and vice presidents) and MHT-SI, LP, acquired 100% of the voting equity interests in Archipelago Learning Holdings, LLC, the parent of Archipelago Learning, LLC, which acquired substantially all of the assets of Study Island, LP. See “Providence Equity Transactions.” All periods ending prior to January 1, 2007 are referred to as “Predecessor,” and all periods including and after such date are referred to as “Successor.” The consolidated financial statements for all Successor periods may not be comparable to those of the Predecessor period.

Contained within the 2007 consolidated financial statements are nine calendar days of operations and cash flows of the Predecessor. Such amounts are not material to the overall 2007 consolidated financial statements taken as a whole. Further, the consolidated financial position of the Predecessor immediately prior to the January 10, 2007, transaction was not materially different from that of December 31, 2006. Accordingly, we have chosen January 1, 2007, as a date of convenience in presenting successor operating results and the financial statement information for the period from January 1, 2007 through January 9, 2007 has not been presented separately.

The selected historical consolidated financial data as of December 31, 2004 and December 31, 2005 and for the years ended December 31, 2004 and December 31, 2005 has been omitted. The omitted data is not available and the inclusion of such data would require the conversion of cash basis financials to financial statements prepared in accordance with GAAP. This conversion would require substantial management time and cannot be completed without the expenditure of unreasonable effort and expense. In addition, as a result of our recent growth and the impact of the Providence Equity Transactions, the omitted financial data is not comparable to the financial data set forth below and, accordingly, we believe the omission of this financial data does not have a material impact on the understanding of our results of operations, financial performance and related trends. The selected historical consolidated financial data also does not include financial statements of Archipelago Learning, Inc. because it has been formed recently for the purpose of effecting the offering and until the consummation of the Corporate Reorganization described more fully in “Corporate Reorganization,” it will hold no material assets and will not engage in any operations. Upon completion of the Corporate Reorganization, Archipelago Learning, Inc. will become the parent of Archipelago Learning Holdings, LLC and its subsidiaries and will have no other assets or operations. See “Corporate Reorganization.”

The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor
	Year Ended	Year Ended		Six Months Ended
	December 31,	December 31,		June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	(In thousands, except per share data)

Consolidated Statements of Income:

Service revenue	$10,065	$18,250	$32,068	$14,000	$21,427
Cost of revenue	343	750	2,178	703	1,782

Gross profit	9,722	17,500	29,890	13,297	19,645
Operating expense
Sales and marketing	2,793	7,669	13,193	6,195	6,972
Content development	712	1,206	2,162	926	1,588
General and administrative	2,581	5,010	6,644	2,310	4,417

Total operating expense	6,086	13,885	21,999	9,431	12,977

Income from operations	3,636	3,615	7,891	3,866	6,668

Other income (expense)
Interest expense	—	(838)	(5,161)	(2,745)	(1,377)
Interest income	27	343	247	160	14
Derivative loss	—	(173)	(2,119)	(309)	(141)

Total other income (expense)	27	(668)	(7,033)	(2,894)	(1,504)

Income before income taxes	3,663	2,947	858	972	5,164
(Provision) benefit for income taxes	—	(23)	164	(42)	(133)

Net income	$3,663	$2,924	$1,022	$930	$5,031

Net income per equity share attributable to members’ equity (Basic and diluted)	$1,832	$0.03	$0.01	$0.01	$0.05

Distributions to Predecessor per equity share attributable to members’ equity (Basic and diluted)	$3,177	$589	—	—	—

Distributions to Successor per equity share attributable to members’ equity (Basic and diluted)	—	—	—	—	$0.01

	Predecessor	Successor
	Year Ended	Year Ended		Six Months Ended
	December 31,	December 31,		June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	(In thousands)

Balance Sheet Data:
Deferred revenue	$9,318	$16,931	$26,922	$18,858	$26,468
Cash and cash equivalents	1,387	11,060	13,144	2,824	15,940
Total assets	4,227	127,591	142,025	130,929	144,412
Long-term debt	—	69,300	68,600	68,950	67,726
Total liabilities	9,762	89,244	101,551	91,463	99,463
Total members’ equity (deficit)	(5,535)	38,347	40,474	39,466	44,949

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Historical Consolidated Financial Data” and the consolidated financial statements and the related notes included elsewhere in this prospectus. The historical consolidated financial information discussed below reflects the historical results of operations of Archipelago Learning Holdings, LLC, which will be our wholly owned subsidiary after our corporate reorganization, and, except as indicated, the discussion below does not give effect to our corporate reorganization. See “Corporate Reorganization” for a description of our corporate reorganization. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

Archipelago Learning is a leading subscription-based online education company. We provide standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via proprietary web-based platforms. Study Island, our core product line, helps students in Kindergarten through 12th grade, or K-12, master grade level academic standards in a fun and engaging manner. During the 2008-2009 school year, Study Island products were utilized by approximately 8.3 million students in over 19,200 schools in 50 states who answered over 2.8 billion of our practice questions. We recently began offering online postsecondary programs through our Northstar Learning product line.

We were founded in 2000. In 2001, we launched our first Study Island products in two states. By 2009, we developed Study Island products for all 50 states, expanded our content to include the subject areas of reading, writing, mathematics, social studies and science and grew from serving 57 schools in 2001 to more than 19,200 schools. We further expanded our product offerings with our June 2008 acquisition of TeacherWeb, a website portal and teacher productivity tool that provides educators with simple, easy-to-use templates to create district, school or classroom websites. We entered the postsecondary educational market with the launch of Northstar Learning in April 2009, which uses the same web-based platform as our Study Island products to provide various instruction, assessment and exam preparation content. In addition, in August 2009, we made a minority investment in Edline, a private educational technology company.

We capitalize on two significant trends in the education market: (1) an increased focus on higher academic standards and educator accountability for student achievement, which has led to periodic assessment in the classroom to gauge student learning and inform instruction, also known as formative assessment, and (2) the increased availability and utilization of web-based technologies to enhance and supplement teacher instruction, engage today’s technology-savvy learners and improve student outcomes.

The increased focus on higher academic standards and educator accountability is largely reflected in legislative efforts such as No Child Left Behind, NCLB, the common name for the 2001 reauthorization of the Elementary and Secondary Education Act. NCLB led states to establish high academic standards for K-12 students. NCLB is scheduled for reauthorization in October 2009, and if it is not reauthorized or extended or does not maintain or increase the importance of state-by-state education standards and assessments, our highly customized Study Island products may become less competitive, which could result in lower service revenue and profitability. Similarly, new legislation could lessen the importance of state-by-state education standards and assessments or Congress may adopt national educational standards, which would reduce the importance of our product customization and allow competitors to compete more easily with our products.

In addition, most of our customers are public schools and school districts that have to comply with state educational standards. As a result, our sales depend on the availability of public funds, which may become more limited as many states or districts face budget cuts. If schools lack funding or if budget cuts continue and become more severe, we may not be able to maintain our sales to public schools or may have to adjust our pricing, which may result in lower service revenue, lower margins and lower liquidity.

Seasonal trends associated with school budget years and state testing calendars also affect the timing of our sales of subscriptions to new and existing customers. As a result, most new subscriptions and renewals occur in the third quarter because teachers and school administrators typically make purchases for the new academic year at the beginning of their district’s fiscal year, which is usually July 1. Subscriptions to our products generate substantially all of our service revenue, and customers enter into subscriptions typically for a 12-month term. We rely significantly on our ability to secure renewals for subscriptions to our products as well as sales to new customers. We generally contact schools several months in advance of the expiration of their subscription, to attempt to secure renewal subscriptions. If a school does not renew its subscription within six months after its expiration, we categorize it as a lost school, and if a school subsequently purchases a subscription after this renewal period, we consider it to be a new subscription.

Our recent expansion outside of the U.S. K-12 market, including our Northstar Learning line for the postsecondary market and our plans to create and sell Study Island products for students outside of the United States, may impact our financial performance. We have incurred and expect to continue to incur certain preliminary costs associated with creating new products and entering new markets, such as increased personnel costs from hiring new employees, product and development costs and initial marketing initiatives.

In January 2007, investment funds affiliated with Providence Equity Partners, together with Cameron Chalmers and David Muzzo (our founders and vice presidents) and MHT-SI, LP, acquired 100% of the voting equity interests in Archipelago Learning Holdings, LLC, the parent of Archipelago Learning, LLC, which subsequently acquired substantially all of the assets of Study Island, LP, our predecessor. In connection with the acquisition:

•	Providence Equity Partners contributed approximately $84.5 million in cash for approximately 77.2% of the voting equity interests in Archipelago Learning Holdings, LLC;

•	Cameron Chalmers and David Muzzo each contributed $10.0 million, for a total of $20.0 million, for approximately 9.1% each, or a total of approximately 18.2%, of the voting equity interests in Archipelago Learning Holdings, LLC;

•	MHT-SI, LP contributed approximately $5.0 million in cash for approximately 4.6% of the voting equity interests in Archipelago Learning Holdings, LLC;

•	With the cash contributed by Providence Equity Partners, Cameron Chalmers, David Muzzo and MHT-SI, LP, (i) Archipelago Learning, LLC purchased substantially all the assets of Study Island, LP for $100.0 million, (ii) Archipelago Learning, LLC paid $4.6 million in transaction costs related to the acquisition of the assets of Study Island, LP and (iii) $5.0 million was retained by Archipelago Learning, LLC for general corporate purposes;

•	In November 2007, Archipelago Learning, LLC as borrower, and the other persons designated as credit parties from time to time, entered into a credit facility providing for a $70.0 million term loan and a $10.0 million revolving credit facility with General Electric Capital Corporation, as a lender and as agent for all lenders, NewStar Financial, Inc., as syndication agent, the other parties thereto as lenders and GE Capital Markets, Inc. and NewStar Financial, Inc., as joint lead arrangers and joint bookrunners; and

•	With the borrowings under our term loan and cash on hand, (i) Archipelago Learning, LLC paid $1.7 million in financing fees related to our credit facility, (ii) Archipelago Learning, LLC distributed $74.8 million of its proceeds under its term loan and cash on hand to Archipelago Learning Holdings, LLC, and (iii) Archipelago Learning Holdings, LLC made distributions of $74.8 million to the holders of its voting equity interests.

We refer to the foregoing transactions collectively as the “Providence Equity Transactions.”

Prior to this offering, Archipelago Learning Holdings, LLC and its subsidiaries conducted our business. Immediately prior to the consummation of this offering, and in accordance with and as contemplated by the limited liability company agreement of Archipelago Learning Holdings, LLC, the holders of shares of Archipelago Learning Holdings, LLC, and certain of their affiliates will enter into the following transactions with Archipelago Learning, Inc., a newly formed Delaware corporation that will act as a holding company for our business:

•	The direct or indirect holders of Class A and Class A-2 shares of Archipelago Learning Holdings, LLC (other than Providence Equity Partners V-A Study Island L.L.C. and its subsidiaries) will, directly or indirectly, contribute all such Class A and Class A-2 shares of Archipelago Learning Holdings, LLC held by such parties to Archipelago Learning, Inc. in exchange for an aggregate of shares of common stock;

•	Providence Equity Partners V-A Study Island L.L.C., which will not have any assets other than its Class A shares of Archipelago Learning Holdings, LLC, will merge with and into Archipelago Learning, Inc. and as a result of such merger, the members of Providence Equity Partners V-A Study Island L.L.C. will receive an aggregate of shares of our common stock;

•	Our officers, directors and employees who hold vested Class B shares of Archipelago Learning Holdings, LLC will contribute their vested Class B shares of Archipelago Learning Holdings, LLC to Archipelago Learning, Inc. in exchange for an aggregate of shares of common stock;

•	Our officers, directors and employees who hold unvested Class B shares of Archipelago Learning Holdings, LLC will contribute their unvested Class B shares of Archipelago Learning Holdings, LLC to Archipelago Learning, Inc. in exchange for an aggregate of shares of restricted common stock subject to time-based vesting;

•	Our officers, directors and employees (other than our chief executive officer, chief financial officer, chief technology officer and co-founders) who hold Class C shares of Archipelago Learning Holdings, LLC will contribute such Class C shares to Archipelago Learning, Inc. in exchange for an aggregate of shares of common stock and an aggregate of restricted stock unit awards subject to vesting based on, among other things, the trading price of our common stock; and

•	Our chief executive officer, chief financial officer, chief technology officer and co-founders will contribute their Class C shares of Archipelago Learning Holdings, LLC to Archipelago Learning, Inc. in exchange for an aggregate of shares of restricted common stock subject to vesting based on, among other things, the cash returns to Providence Equity Partners in respect of shares of common stock held by Providence Equity Partners and an aggregate of restricted stock unit awards subject to vesting based on, among other things, the cash returns to Providence Equity Partners in respect of shares of common stock held by Providence Equity Partners.

We refer to the transactions listed above as the “Corporate Reorganization.”

For a more detailed discussion of the Class B and Class C shares, the restricted stock and the restricted unit awards see “Compensation Discussion and Analysis — Elements of Executive Compensation — Equity Compensation Plan.”

As a result of the Corporate Reorganization, Archipelago Learning, Inc. will own all of the outstanding member interests of Archipelago Learning Holdings, LLC, will become the parent of Archipelago Learning Holdings, LLC and its subsidiaries and will have no other assets or operations. Archipelago Learning, Inc. will be a Delaware “C” corporation, and as such will be subject to federal and state income taxes. Archipelago Learning Holdings, LLC was a limited liability company not subject to state or federal income taxes, and as such, the historical financial data included in this prospectus does not reflect what our financial position and results of operations would have been had we been a taxable corporation. We expect to record a net deferred tax liability and a corresponding expense to our provision for income taxes of approximately $      million upon becoming a “C” corporation immediately before the effectiveness of the registration statement of which this prospectus is a part. This deferred tax liability primarily results from the excess of the book basis over the tax basis of certain of our intangible assets. We expect to realize future reductions in our current tax expense as these intangibles are amortized and deducted from taxable income on our tax returns. Prior to the closing of this offering, Archipelago Learning Holdings, LLC intends to make additional cash distributions of approximately $1.4 million to the members of Archipelago Learning Holdings, LLC to enable them to meet their estimated income tax obligations for the period from January 1, 2009 to the date of the Corporate Reorganization. The amount of these distributions will be based on Archipelago Learning Holdings, LLC’s estimated net taxable income from January 1, 2009 to the date of the Corporate Reorganization. In addition, the board of managers of Archipelago Learning Holdings, LLC has authorized an $8.0 million distribution to its members in the fourth quarter of 2009. Purchasers of shares in this offering will not receive any of these distributions.

For more information on the Providence Equity Transactions and the Corporate Reorganization, see “Corporate Reorganization” and “Certain Relationships and Related Person Transactions.”

Recent Developments

In August 2009, in conjunction with Providence Equity Partner’s acquisition of Edline Holdings, Inc., or Edline, a private Chicago-based educational technology company, we made a strategic minority investment in Edline. We purchased 285,601 Series A shares of Edline for $2.9 million, representing 6.9% of Edline’s outstanding Series A shares. In addition, Edline borrowed $2.1 million from us pursuant to a five-year promissory note, which bears interest at 9.5% per annum and requires semi-annual interest-only payments. In connection with these transactions, we received transaction fees of $0.2 million. Edline provides online Learning Community Management Systems, or LCMS, solutions that help schools improve student performance by harnessing the power of parental involvement, supporting teachers and engaging the learning community. Services include web hosting, content management, information portals, tools for classroom management, gradebook, notification, student data analytics, virtual storage and related technologies.

We believe that we can benefit from strategic opportunities with Edline, as Edline is capitalizing on the same trends in the K-12 education market as Study Island: (1) an increased focus on higher academic achievement and (2) increased availability and utilization of web-based technologies to enhance and supplement instruction and improve school to home communications. Accordingly, there are attractive strategic partnership opportunities between us and Edline, including: linking Study Island’s content to Edline’s school and district LCMS solutions and co-marketing arrangements to capitalize on each company’s customer base and sales force.

In October 2009, we began exploring an opportunity to sell the operations of TeacherWeb. Based on preliminary valuation discussions with the potential buyer, we expect the sale to have no negative impact on net income. We believe this sale is likely to occur, however, because of the preliminary nature of these discussions, we cannot make any assurances that the transaction will close.

Components of Service Revenue and Expense

Service Revenue

Substantially all of our service revenue is generated from subscriptions for our products and services. For 2006, 2007, 2008 and the first six months of 2009, subscription revenue accounted for 97.3%, 98.0%, 98.4% and 98.4% of our service revenue, respectively. Our subscription revenue results from subscriptions sold to new and existing customers. We also generate service revenue from individual buys, which are individual purchases for access to a product, and from training fees, which are fees from customers for onsite or online training sessions that are primarily provided to new Study Island customers.

A significant portion of our service revenue has been and is expected to be generated by sales of our Study Island products to public schools and school districts, which rely on state, federal and local funding. State, federal and local educational funding is primarily funded through income or property taxes, and such tax revenue may increase or decrease as a result of general economic conditions and tax policies. The NCLB legislation passed in 2001 conditioned the receipt of federal funding for education on the establishment of educational standards, annual assessments and the achievement of adequate yearly progress milestones. In addition, budget appropriations for education at all levels of government are determined through the political process, and as a result, the funding that schools receive may fluctuate, which may impact our sales to schools in future periods.

Subscription revenue from our Study Island products accounted for 97.7%, 97.8%, 96.8% and 93.1% of our service revenue in 2006, 2007, 2008 and the first six months of 2009, respectively, and we anticipate that service revenue from sales of our Study Island products will account for a substantial majority of our service revenue for the next few years. We also generate subscription revenue from our TeacherWeb service, which accounted for 2.0% and 4.8% of our service revenue in 2008 and the first six months of 2009, respectively. We have not yet generated significant subscription revenue from our Northstar Learning product line, which was launched in April 2009.

Pricing for Study Island subscriptions is based on a variety of factors. Subscriptions are priced on a fixed price per class or a variable price per school based on the number of students per grade using the products. In addition, subscriptions are priced on a per subject matter basis with discounts given if all of the subjects for a given grade are purchased. Subscription prices also vary by state based on the number, complexity and comprehensiveness of the applicable standards. Our Study Island products are specifically built from the varying assessment standards in all 50 states, which we believe differentiates us from our competitors. If national standards and assessments replace current state assessments, we may face increased competition as well. The average annual price per student per subject is $3.00, or $10.00 per student for all subjects.

Our subscription fees are typically billed prior to the commencement of the subscription term; however, we recognize subscription revenue ratably over the subscription term beginning on the commencement date of each subscription. The traditional subscription term is 12 months for our Study Island products and TeacherWeb service and six months for our Northstar Learning product line. We occasionally sell multi-year subscriptions. Additionally, promotional incentives, such as complimentary months of service, are offered periodically to new Study Island customers, resulting in a subscription term longer than one year. All of our subscriptions are sold on a non-cancelable basis. From time to time, we may enhance or upgrade our products. Because we provide our products on a single web-based platform, all of our customers generally benefit from new features and functionality released during the subscription term at no additional cost.

Factors affecting our service revenue include: (i) the number of schools, classes or students purchasing our products; (ii) prices for our products; (iii) the term of the subscriptions; (iv) subscription renewals; (v) the number of states or geographies in which we offer products; (vi) the number of products we offer in a state or in a geographic region; (vii) the complexity and comprehensiveness of applicable standards, which impacts pricing; (viii) the effectiveness of our regional field-based and inside sales teams; (ix) recognition of service revenue in any period from deferred revenue from subscriptions purchased or renewed during the current and prior periods; (x) federal, state and local educational funding levels; and (xi) discretionary purchasing funds available to our customers.

The timing of sales to new Study Island customers, sales to existing Study Island customers and TeacherWeb sales is affected by seasonal trends associated with school budget years and state testing calendars. As a result, most new subscriptions and renewals occur in the third quarter because teachers and school administrators typically make purchases for the new academic year at the beginning of their district’s fiscal year, which is usually July 1. The fourth calendar quarter has historically produced the second highest level of new subscriptions and renewals, followed by the second quarter and the first quarter. We anticipate that sales of our Northstar Learning products will be highest at the beginning of customary academic semesters in September and January. Because our service revenue is deferred over the course of the subscription period and our customers pay for their subscriptions at the beginning of the subscription period, this seasonality does not cause our service revenue to fluctuate significantly but does impact our cash flow.

As of June 30, 2009, more than 19,200 schools used Study Island products. A school is considered to be using our products if it has an active subscription for any or all of the Study Island products available to it. The number of schools using our products will increase as schools without active subscriptions purchase subscriptions for our products. The number of schools using our products will decrease if the schools do not renew their subscriptions. We generally contact schools several months in advance of the expiration of their subscription to attempt to secure renewal subscriptions. If a school does not renew its subscription within six months after its expiration, we categorize it as a lost school and our count of the number of schools using our products decreases. If the school subsequently purchases a subscription to our products after this renewal period, we consider it to be a new subscription. In 2008, we had a renewal rate of 77.1%, which reflects the percentage of schools that subscribed for our products in one period and then subscribed for our products again in the next period, within six months of their subscription end date.

Our subscription purchases are generally evidenced by a purchase order. We recognize an invoiced sale in the period in which the purchase order is received and the invoice is issued, which may be at a different time than the commencement of the subscription. Service revenue for invoiced sales is deferred and recognized ratably over the subscription term beginning on the commencement date of the applicable subscription.

The following table sets forth information regarding our invoiced sales as well as other metrics that impact our service revenue for the periods presented:

	Predecessor	Successor
	Year Ended	Year Ended		Twelve Months Ended
	December 31,	December 31,		June 30,
	2006	2007	2008	2008	2009
	(Dollars in thousands)

Invoiced sales to new customers(1)(2)	$7,021	$11,222	$14,099	$13,511	$13,835
Invoiced sales to existing customers(1)(3)	6,981	13,847	24,709	17,721	29,151
Invoiced other sales(1)(4)	502	794	1,053	899	1,080
Invoiced TeacherWeb sales(5)	—	—	1,998	—	3,039

Invoiced sales(1)	14,504	25,863	41,859	32,131	47,105
Change in deferred revenue(6)	(4,439)	(7,613)	(9,791)	(7,802)	(7,610)

Service revenue	$10,065	$18,250	$32,068	$24,329	$39,495

	Predecessor	Successor
	At
	December 31,	At December 31,		At June 30,
	2006	2007	2008	2008	2009

Other metrics:
Number of schools using Study Island products(7)	7,856	13,100	17,307	15,441	19,214
Number of students using Study Island products(8)	3,000,000	5,000,000	8,311,501	7,380,000	8,340,400
Number of products available(9)	429	650	950	711	1,186
Number of states(10)	23	35	50	50	50

(1)	We present invoiced sales data to provide a supplemental measure of our operating performance. We believe the various invoiced sales metrics enable investors to evaluate our sales performance in isolation and on a consistent basis without the affects of service revenue deferral and service revenue recognition from sales in prior periods. In addition, invoiced sales to new customers and existing customers and invoiced other sales provide investors with important information regarding the source of orders for our products and services and our sales performance in a particular period. Invoiced sales are not recognized under accounting principles generally accepted in the United States, or GAAP, and should not be used an footnotes continued on following page

as indicator of, or an alternative to, service revenue and deferred revenue. Invoiced sales metrics have significant limitations as analytical tools because they do not take into account the requirement to provide the applicable product or service over the subscription period and they do not match the recognition of services revenue with the associated cost of revenue.

(2)	Invoiced sales to new customers are recognized in the period in which the school or district purchase order is received and the invoice is issued. A new customer is any customer that is not considered to be an existing customer.

(3)	Invoiced sales to existing customers are recognized in the period in which the school or district purchase order is received and the invoice is issued. An existing customer is defined as any customer with an existing subscription to Study Island products. We generally contact schools several months in advance of the expiration of their subscription to attempt to secure renewal subscriptions. If a school does not renew its subscription within six months after its expiration, we categorize it as a lost school and our count of the number of schools using our products decreases. If the school subsequently purchases a subscription to our products after this renewal period, we consider it to be a new subscription.

(4)	Invoiced other sales include invoices from individual buys, which are individual purchases for access to a product, and from training fees, which are fees from customers for onsite or online training sessions that are primarily provided to new Study Island customers.

(5)	Invoiced TeacherWeb sales are recognized at the point of sale and are not evaluated in the same manner as Study Island sales.

(6)	Our subscription fees are typically billed prior to the commencement of the subscription term. Revenue for invoiced sales is deferred and recognized ratably over the subscription term beginning on the commencement date of the applicable subscription. The traditional subscription term is 12 months for our Study Island products and TeacherWeb service and six months for our Northstar Learning product line.

(7)	A school is considered to be using our products if it has an active subscription for any or all of the Study Island products available to it.

(8)	The numbers of students using Study Island products is the number of registered user names. In 2006 and 2007, we did not track the number of registered user names and have provided calculated management estimates based on the best available data for those years.

(9)	A Study Island product is any one subject for one grade level in a single state. A Northstar Learning product is any one subject.

(10)	The number of states is the number of states in which Study Island offers products, which are built from the standards of such states.

Cost of Revenue

Cost of revenue consists of the direct and indirect costs to host and make available our products and services to our customers. A significant portion of the cost of revenue includes salaries, bonuses, stock-based compensation, employee benefits costs and taxes related to engineering personnel who maintain our servers and technical equipment and who work on our web-based hosted platform. The employee benefits costs and taxes are allocated based upon a percentage of total compensation expense. Other direct and indirect costs include recruiting and relocation fees associated with engineering and product development employees, contracted labor, facility costs for our web platform servers and routers, including backup servers that are maintained in colocation facilities in Dallas, Texas, depreciation expense on those servers and routers, network monitoring costs and amortization of Study Island’s technical development intangible asset as a result of the Providence Equity Transactions.

Operating Expense

We classify our operating expense into three categories: sales and marketing, content development, and general and administrative. All of the categories include personnel costs. Personnel costs for each category of operating expense include salaries, bonuses, stock-based compensation, employee benefits costs and taxes. Personnel costs for sales and marketing expense also include sales commissions. Salary increases are generally given in January of each year. Bonuses are expensed monthly as they accrue based on management’s estimate of the expected bonus amounts, and are actually paid to most employees and sales management personnel in July and January. These bonuses are based on a combination of business and individual performance for the first six months and the last six months of the year. Senior management bonuses are generally paid in the first quarter of the year, after the results for the prior year are known. Sales commissions are generally paid as a percentage of sales to new and existing customers, and are paid in the month the customer’s purchase order is received.

Sales and Marketing Expense.  Our sales and marketing expense consists primarily of personnel expense, direct marketing costs, travel and entertainment expense, and the amortization of customer relationships as an intangible asset. Personnel expense has increased significantly since 2005 as we increased our sales and marketing headcount to 113 employees at June 30, 2009 from 31 employees at December 31, 2006 as a result of the growth in our Study Island product line, the TeacherWeb acquisition and the launch of our Northstar Learning product line. In addition, our sales commissions increased during this period primarily as a result of an increased number of sales representatives and higher Study Island sales volume. Our employees have also received market-driven merit increases in their base salaries during this period. Marketing expense consists of direct mail costs, email prospecting expense, “pay per click” advertising costs, search engine optimization costs, printed material costs, marketing research expense, and trade show expense. Marketing expense generally increases as our sales efforts increase, both in new and existing markets. Our marketing efforts are related to the launch of new product offerings, the introduction of our products and services in new states and geographic regions, and opportunities within a selected market associated with specific events such as timing for the standardized testing in a particular state and upcoming trade shows. Sales and marketing expense also includes the amortization of customer relationship costs as a result of the Providence Equity Transactions and the acquisition of TeacherWeb in June 2008.

Content Development Expense.  Our content development expense primarily consists of personnel costs for our content development employees, who are responsible for writing the questions for our Study Island and Northstar Learning products, and program content amortization expense. Our content development personnel costs have increased significantly since 2006 as we increased headcount to 46 at June 30, 2009 from 12 at December 31, 2006 to support the development of new Study Island products for each state and the expanded number of subjects and grades covered by our Study Island products.

General and Administrative Expense.  Our general and administrative expense includes personnel costs for general and administrative employees, accounting and legal professional services fees, rent, insurance, travel and entertainment expense, and other corporate expense. General and administrative expense increased as a result of the expansion of our Dallas office space in 2007 and 2008 and the implementation of a new financial system and new accounting system 2008 and 2009. We expect other operating expense to increase in future periods as we expect to incur additional expense associated with being a public company, including increased personnel costs, legal costs, accounting costs, board compensation expense, investor relations costs, higher insurance premiums, and costs associated with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, other applicable SEC regulations and the requirements of the NYSE or Nasdaq.

Other Income (Expense)

Our other income (expense) includes the interest expense on our $70.0 million term loan and $10.0 million revolving credit facility entered into in November 2007 and amortization of debt financing costs. We borrowed $10.0 million under our revolving credit facility in September 2008 and we repaid the full amount in November 2008. No amounts were outstanding under the revolving credit facility at June 30, 2009. The amounts borrowed under our term loan bear interest at rates based upon either a base rate or LIBOR, plus an applicable margin. We also earn interest income on our cash and cash equivalents investments which is included in other income. We utilize an interest rate swap, required by the terms of our credit facility, as part of our overall risk management strategy. We entered into the swap arrangement in December 2007 with an initial notional amount of $45.5 million. In June 2009, the notional amount of the interest rate swap decreased to $40.5 million and will decrease in periodic amounts to a notional amount of $30.5 million at the December 31, 2010 termination date. We swapped a floating rate payment based on the three-month LIBOR for a fixed rate of 4.035% in order to minimize the variability in expected future cash flow due to interest rate movements on our LIBOR-base variable rate debt. We have not designated our interest rate swap as a cash flow hedge. The unrealized changes in the derivative fair value are recorded as a derivative gain (loss) in other income or expense as well as the realized interest income and/or expense associated with the swap.

Income Tax Expense

Income tax expense is comprised of federal, state, local and foreign taxes based on our income in the appropriate jurisdictions. Prior to the Corporate Reorganization, Archipelago Learning Holdings, LLC was treated as a partnership and was not a taxpaying entity for federal income tax purposes and generally is not a taxpaying entity for state income tax purposes. As a result, Archipelago Learning Holdings, LLC’s income was taxed to its members in their individual federal income tax returns. TeacherWeb was and is, treated as a taxable corporation for federal income tax purposes. In 2008, we recorded a $0.2 million federal and state income tax benefit for TeacherWeb. We are also subject to certain franchise taxes and we record these expenses in our income tax expense.

Other Considerations

Equity Compensation Expense.  As members of a private limited liability company, our members’ interests consisted of Class A, Class A-2, Class B and Class C shares. Management and other employees were granted Class B and Class C shares under our 2007 Equity Compensation Plan. For the years ended December 31, 2007 and 2008 and for the first six months of 2009, we recognized approximately $0.6 million, $0.4 million and $0.2 million, respectively, as stock-based compensation expense. Upon completion of this offering, Class A and Class A-2 shares will be converted into shares of common stock of Archipelago Learning, Inc. Class B shares will be converted into shares of common stock and restricted common stock, and Class C shares will be converted into shares of common stock and restricted stock unit awards. See “Corporate Reorganization” and “— Overview.” Management’s participation shares will convert into common stock, restricted common stock and restricted stock unit awards. In addition, in connection with this offering, we intend to implement the 2009 Omnibus Incentive Plan. We expect to grant additional stock options, restricted stock, restricted stock unit awards and other forms of equity-based compensation under that plan after the offering, which will result in the incurrence of equity compensation expense.

Providence Equity Transactions.  As a result of the Providence Equity Transactions in 2007, our interest expense and our depreciation and amortization expense have increased. Accordingly, our consolidated financial statements prior to January 2007 are not comparable to subsequent period, primarily as a result of significantly increased interest expense and depreciation and amortization expense.

Corporate Reorganization.  Immediately prior to the consummation of this offering, we will reorganize our corporate structure so that the top-tier entity in our corporate structure – the entity whose common stock is being offered to the public in this offering – is a corporation rather than a limited liability company. See “Corporate Reorganization” and “— Overview.”

Critical Accounting Policies

Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including those related to long-lived intangible and tangible assets, goodwill and stock-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. All intercompany balances and transactions have been eliminated in consolidation.

The accounting policies we believe to be most critical to understanding our results of operations and financial condition and that require complex and subjective management judgments are discussed below.

Revenue Recognition.  We generate service revenue from subscription revenue, training fees and individual buys, which are individual purchases for access to our products. For the six months ended June 30, 2008 and 2009, subscription revenue accounted for 99.1% and 98.4% of our service revenue, respectively.

Service revenue is recognized when all of the following conditions are satisfied: there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of the fees to be paid by the customer is fixed or determinable. Our arrangements do not contain general rights of return.

Our subscription fees are typically billed prior to the commencement of the subscription term. We defer the total amount of the sale of subscriptions, training, and support as unearned revenue when the customer is invoiced and recognize the revenue on a straight-line basis over the subscription period, beginning on the commencement date of each subscription. The traditional subscription term is 12 months for our Study Island products and TeacherWeb service and six months for our Northstar Learning products. We occasionally sell multi-year subscriptions. Additionally, promotional incentives, such as complimentary months of service, are offered periodically to new Study Island customers, resulting in a subscription term longer than one year. All of our subscriptions are sold on a non-cancelable basis. As a result, substantially all of the service revenue that we recognize in any period represents deferred revenue from subscriptions purchased or renewed during current and previous periods. From time to time, we may enhance or upgrade our products. Because we provide our products on a single web-based platform, all of our customers generally benefit from new features and functionality released during the subscription term at no additional cost.

Training sessions are offered to our customers in conjunction with the subscriptions to train the customers on implementing, using, and administering the Study Island programs. Training revenue is recognized ratably over the subscription term for the related subscription. Customer support is provided to customers following the sale at no additional charge and at a minimal personnel cost per call.

Goodwill, Intangible Assets and Long-Lived Assets.  Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill is assessed for impairment at the reporting unit level at least annually and any time an event occurs or circumstances change that would more likely than not reduce the fair value of the goodwill below its carrying value. As of December 31, 2008 and June 30, 2009, goodwill was valued at $103.3 million and represented 72.7% and 71.5% of our total assets of $142.0 million and $144.4 million, respectively. Of that $103.3 million of goodwill, $94.4 million, or 91.4%, is attributable to the operations of our Study Island reporting unit and the remaining $8.9 million is attributable to TeacherWeb.

The goodwill impairment test involves a two-step test. The first step is a comparison of each reporting unit’s fair value to its carrying value. We currently have two reporting units, which are one level below our operating segment. If the carrying value of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and we must complete the second step of the impairment test. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit, including internally developed intangible assets with a zero carrying value, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would recognize an impairment charge for the difference. We perform our impairment tests in the fourth quarter of each year.

Our judgment is a significant factor in determining whether an indicator of impairment has occurred. We rely on estimates in determining the fair value of each reporting unit for step one, which include the following factors:

•	Data from actual open marketplace transactions. We may utilize such information, if available, where those transactions may involve assets or equity, to assist management in evaluating goodwill impairment.

•	Anticipated future cash flows and terminal value for each reporting unit. The income approach to determining the fair value relies on the timing and estimates of future cash flows, including an estimate of terminal value. The projections use management’s estimates of economic and market conditions over the projected period including growth rates in service revenue, customer attrition and estimates of any expected changes in operating margins. We have utilized an income growth rate for our estimates, which we believe to be reasonable based on historical growth and market and industry conditions. Our projections of future cash flows are subject to change as actual results are achieved that differ from those anticipated. Because management frequently updates its projections, we would expect to identify on a timely basis any significant differences between actual results and recent estimates. We are not expecting actual results to vary significantly from estimates.

•	Selection of an appropriate discount rate. The income approach requires the selection of an appropriate discount rate, which is based on a weighted-average cost of capital analysis. The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants. For our impairment testing in the fourth quarter of 2008, we utilized a weighted-average cost of capital which was developed using a combination of a risk free rate, an equity premium, and a risk factor. For the risk free rate, we utilized the 20-year U.S. government bond rate. The equity premium was developed based on a study of historical security market returns, adjusted for the size of our reporting entities. The risk factor was based on our product lines, potential changes in market demand, current market conditions and other potentially relevant factors. Given the current volatile general economic conditions, it is possible that the discount rate will fluctuate in the near term.

In the impairment test performed in the fourth quarter of 2007, the fair value of our Study Island reporting unit significantly exceeded the carrying value by a margin in excess of 20%. For the test performed in 2008, the fair value of the Study Island unit exceeded the carrying value by an even greater margin. In the 2008 testing for TeacherWeb, due to the proximity of the testing to the acquisition date and because there had been no significant changes in operations of the reporting unit, the fair value and carrying value remained consistent with the values upon acquisition. Based upon our results of impairment testing and events that have occurred subsequently, we do not believe either of our reporting units to be at risk of failing step one of impairment testing for the foreseeable future.

Intangible assets and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable, in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. If impairment indicators exist, an assessment of undiscounted future cash flows to be generated by such assets is made. If the results of the analysis indicate impairment, the assets are adjusted to fair market value. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives. No impairment loss was identified for intangible or long-lived assets in 2007 and 2008.

Stock-Based Compensation Expense.  We have issued Class B and Class C shares to employees as part of their compensation. The Class B shares vest ratably over five years, subject to the employee’s continued employment by or service to Archipelago Learning, LLC. The Class C shares are subject to performance hurdles, and holders of Class C shares are only entitled to distributions if he or she is employed by or provides service to Archipelago Learning, LLC at the time that distributions are made. We have adopted FASB Statement No. 123(R), Accounting for Stock-Based Compensation. FASB Statement No. 123(R) addresses accounting for share-based awards and requires companies to record compensation expense for share-based awards issued to employees and directors in exchange for services provided. The amount of the compensation expense is based on the estimated fair value of the awards on their grant dates and is recognized over the required service or performance periods of the awards.

The following share-based award activity occurred during the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009:

	Predecessor	Successor
	Year Ended	Years Ended		Six Months Ended
	December 31,	December 31,		June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	(In millions, except share data)

Class B Shares granted	—	5,720,692	456,336	456,336	673,287
Class B grant date fair value	—	$1.8	$0.1	$0.1	$0.2
Class C Shares granted	—	5,720,692	456,336	456,336	673,287
Class C grant date fair value	—	$0.3	$0.0	$0.0	$0.1
Stock-based compensation expense recognized	—	$0.6	$0.4	$0.2	$0.2

The grant-date fair value of the Class B and Class C shares was recognized as stock-based compensation over the required service period, which is typically five years for Class B shares subject to a participant’s continued employment by or service to us. The Class C shares are subject to performance hurdles and holders of Class C shares are entitled to distributions after holders of Class A and Class A-2 shares receive certain threshold multiples of cash-based returns on their respective Class A and Class A-2 shares, subject to such Class C share holders’ continued employment by or service to us.

We determined the estimated fair values of the shares awarded using a market approach to develop an overall enterprise value. The market approach we utilized included the use of pricing multiples derived from transactions of companies within our industry and our past transactions, including the acquisition of the assets of Study Island, LP and the acquisition of TeacherWeb. The companies selected for comparison are all engaged in a technology-based education-related business. The multiples we selected were applied to an estimate of our future earnings to arrive at an estimated enterprise value for our equity. We then allocated this equity value to the different classes of stock using discounted cash flows, based on the respective rights of the classes to distributions from future earnings. This approach resulted in a share value for the Class B Shares of $0.31, $0.29 and $0.26 for the grants in 2007, 2008 and 2009, respectively, and a share value for the Class C Shares of $0.05, $0.07 and $0.06 for the grants in 2007, 2008 and 2009, respectively.

Accounts Receivable.  Accounts receivable represents amounts billed to customers for service revenue. We carry our accounts receivable at cost, less an allowance for doubtful accounts, which is based on management’s assessment of the collectability of accounts receivable. We extend unsecured credit to our customers in the ordinary course of business, but mitigate the associated credit risk by performing ongoing credit evaluations of our customers. The vast majority of our customers are public schools, which receive their funding from the local, state and federal government. We evaluate the adequacy of the allowance for doubtful accounts based on a specific customer review of the outstanding accounts receivable.

Results of Operations

The following table sets forth our consolidated statement of income for the periods indicated:

	Predecessor	Successor
	Year Ended			Six Months Ended
	December 31,	Year Ended December 31,		June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	(In thousands)

Consolidated Statements of Income
Service revenue	$10,065	$18,250	$32,068	$14,000	$21,427
Cost of revenue	343	750	2,178	703	1,782

Gross profit	9,722	17,500	29,890	13,297	19,645
Operating expense
Sales and marketing	2,793	7,669	13,193	6,195	6,972
Content development	712	1,206	2,162	926	1,588
General and administrative	2,581	5,010	6,644	2,310	4,417

Total operating expense	6,086	13,885	21,999	9,431	12,977
Income from operations	3,636	3,615	7,891	3,866	6,668
Other income (expense)
Interest expense	—	(838)	(5,161)	(2,745)	(1,377)
Interest income	27	343	247	160	14
Derivative loss	—	(173)	(2,119)	(309)	(141)

Total other income (expense)	27	(668)	(7,033)	(2,894)	(1,504)
Income before income taxes	3,663	2,947	858	972	5,164
(Provision) benefit for income taxes	—	(23)	164	(42)	(133)

Net income	$3,663	$2,924	$1,022	$930	$5,031

Comparison of Six Months Ended June 30, 2009 to Six Months Ended June 30, 2008

Service Revenue.  Our service revenue for the six months ended June 30, 2009 was $21.4 million, representing an increase of $7.4 million, or 53.1%, as compared to service revenue of $14.0 million for the six months ended June 30, 2008. Subscription and training revenue is recognized over the term of the subscription, which is generally 12 months. Consequently, our revenue in any month is impacted by invoiced sales over at least the previous 12 months. In order to evaluate our revenue fluctuations, we utilize metrics, including invoiced sales over the last 12 months. See “— Components of Service Revenue and Expense — Service Revenue.” The increase in service revenue for the six months ended June 30, 2009 is comprised of the revenue impact of invoiced sales to new customers over at least the 12 months preceding each month within the six months ended June 30, 2009, along with the retention of the majority of the revenue stream resulting from customers existing at the beginning of the period, a price increase to our standard price list (before discounts applied) in August 2008, and the acquisition of TeacherWeb in June 2008, which contributed an additional $1.2 million of service revenue during the six months ended June 30, 2009.

Cost of Revenue.  Cost of revenue for the six months ended June 30, 2009 increased by $1.1 million, or 153.5%, to $1.8 million from $0.7 million for the six months ended June 30, 2008. This increase in cost of revenue was primarily attributable to a $0.9 million increase in engineering personnel costs resulting from the increased headcount resulting in part from the acquisition of TeacherWeb. Our total engineering headcount increased from 11 at June 30, 2008 to 25 at June 30, 2009.

Sales and Marketing Expense.  Sales and marketing expense for the six months ended June 30, 2009 increased by $0.8 million, or 12.5%, to $7.0 million from $6.2 million for the six months ended June 30, 2008. This increase was primarily attributable to a $0.4 million increase in personnel costs resulting in part from the acquisition of TeacherWeb, a $0.1 million increase in related marketing expense and $0.2 million in amortization expense related to TeacherWeb’s customer relationship amortization.

Content Development Expense.  Content development expense for the six months ended June 30, 2009 increased by $0.7 million, or 71.5%, to $1.6 million from $0.9 million for the six months ended June 30, 2008. This increase was primarily attributable to a $0.6 million increase in personnel costs related to the completion of the development of Study Island products for all 50 states and the development of content for our Northstar Learning product line. Headcount for content development increased to 46 employees at June 30, 2009 from 38 employees at June 30, 2008.

General and Administrative Expense.  General and administrative expense for the six months ended June 30, 2009 increased by $2.1 million, or 91.2%, to $4.4 million from $2.3 million for the six months ended June 30, 2008. This increase was primarily attributable to a $1.1 million increase in personnel costs, $0.2 million in costs related to investigating potential acquisitions, $0.1 million related to increased accounting fees associated with our audit of 2008, 2007 and 2006 in preparation for this offering, a $0.1 million increase in rent associated with our increased office space, $0.1 million related to increased telephone and internet expense to support additional employees, and increased depreciation expense of $0.3 million associated with our capital expenditures.

Other Income (Expense).  Interest income for the six months ended June 30, 2009 decreased by $0.1 million, or 91.3%, to $14,000 from $0.2 million for the six months ended June 30, 2008. This decrease was primarily due to the lower interest earnings rates on higher average cash balances maintained during the first six months of 2009 as compared to the first six months of 2008. Interest expense for the six months ended June 30, 2009 was $1.4 million, representing a decrease of $1.4 million, or 49.8%, as compared to $2.7 million for the six months ended June 30, 2008. This lower interest expense was primarily due to a combination of reduced debt levels, lower LIBOR levels and reduced applicable margin under our term loan as a result of our reduced leverage ratio during the applicable period. The loss on our interest rate swap for the six months ended June 30, 2009 was $0.1 million, representing a decrease of $0.2 million, or 54.4%, as compared to the loss of $0.3 million for the six months ended June 30, 2008. This was due to the less volatile changes in the fair value of the derivative as recorded in the consolidated statements of income.

Net Income.  Net income for the six months ended June 30, 2009 increased by $4.1 million, or 441.0%, to $5.0 million from $0.9 million for the six months ended June 30, 2008. This increase in net income was due to the $7.4 million increase in the service revenue that we recognized in the six months ended June 30, 2009 from deferred revenue from subscriptions purchased or renewed during current and previous periods. This increase was partially offset by the $1.1 million increase in cost of revenue and $3.5 million increase in operating expense as noted above. Net income for this period also increased due to the lower interest expense incurred under our credit facility due to the combination of reduced debt levels, lower LIBOR levels and the reduced applicable margin under our term loan.

Comparison of Years Ended December 31, 2008 and December 31, 2007

Service Revenue.  Service revenue for the year ended December 31, 2008 increased by $13.8 million, or 75.7%, to $32.1 million from $18.3 million for the year ended December 31, 2007. Subscription and training revenue is recognized over the term of the subscription, which is generally 12 months. Consequently, our revenue in any month is impacted by invoiced sales over at least the previous 12 months. In order to evaluate our revenue fluctuations, we utilize metrics, including invoiced sales over the last 12 months. See “— Components of Service Revenue and Expense — Service Revenue”. The increase in service revenue for the year ended December 31, 2008 is comprised of the revenue impact of invoiced sales to new customers over at least the 12 months preceding each month within the year ended December 31, 2008, along with the retention of the majority of the revenue stream resulting from customers existing at the beginning of the year, a price increase to our standard price list (before discounts applied) in August 2008, and the acquisition of

TeacherWeb in June 2008, which contributed an additional $0.7 million of service revenue during the year ended December 31, 2008.

Cost of Revenue.  Cost of revenue for the year ended December 31, 2008 increased by $1.4 million, or 190.4%, to $2.2 million from $0.8 million for the year ended December 31, 2007. This increase in cost of revenue was primarily attributable to a $0.9 million increase in personnel costs resulting from an increase in engineering headcount from 9 at December 31, 2007 to 23 at December 31, 2008. In addition, we incurred $0.3 million of expense attributable to the acquisition of TeacherWeb and $0.3 million of expense related to facilities, network security, recruiting and depreciation.

Sales and Marketing Expense.  Sales and marketing expense for the year ended December 31, 2008 increased by $5.5 million, or 72.0%, to $13.2 million from $7.7 million for the year ended December 31, 2007. This increase was primarily attributable to $4.4 million in increased personnel costs related to the expansion of the Study Island sales team, $0.4 million of marketing expense related to new product releases, $0.3 million for additional contract labor and a $0.2 million increase in customer relationship amortization resulting from our acquisition of TeacherWeb in June 2008. Headcount for sales and marketing increased to 114 employees at December 31, 2008 from 88 employees at December 31, 2007.

Content Development Expense.  Content development expense for the year ended December 31, 2008 increased by $1.0 million, or 79.3%, to $2.2 million from $1.2 million for the year ended December 31, 2007. This increase was primarily attributable to a $0.9 million increase in personnel costs. Headcount for content development increased to 44 employees at December 31, 2008 from 20 at December 31, 2007.

General and Administrative Expense.  General and administrative expense for the year ended December 31, 2008 increased by $1.6 million, or 32.6%, to $6.6 million from $5.0 million for the year ended December 31, 2007. This increase was primarily attributable to accounting expense and subscription fees to an online service associated with the implementation of a new financial system in January 2008, increased bank fees associated with our term loan and revolving credit facility, increased expense associated with mergers and acquisition activities, and increased rent expense due to our leasing additional office space in Dallas to support additional Dallas-based employees. Depreciation expense increased by $0.2 million from the year ended December 31, 2007 as compared to the year ended December 31, 2008.

Other Income (Expense).  Interest income for the year ended December 31, 2008 decreased by $0.1 million, or 28.0%, to $0.2 million from $0.3 million for the year ended December 31, 2007. This decrease was due to higher average cash balances during 2008 offset by lower prevailing interest rates during 2008. Interest expense for the year ended December 31, 2008 was $5.2 million, representing an increase of $4.3 million as compared to interest expense of $0.8 million for the year ended December 31, 2007. This higher interest expense was due to the full year effect of borrowings under the term loan that we entered into in November 2007. Other expense also increased for the year ended December 31, 2008 as compared to the year ended December 31, 2007, due to the derivative loss of $2.1 million in the year ended December 31, 2008, which reflects an increase of $1.9 million over as compared to a $0.2 million loss for the prior year. This loss was due to the fair value changes for our interest rate swap recorded in our statements of income.

Net Income.  Net income decreased by $1.9 million, or 65.0%, to $1.0 million from $2.9 million for the year ended December 31, 2007. This decrease in net income was due to a $1.4 million increase in cost of revenue and an $8.1 million increase in operating expense as discussed above, an $4.3 million increase in interest expense associated with the full year effect of borrowings under the term loan we entered into in November 2007 and an increase in derivative losses of $1.9 million due to the fair value changes for our interest rate swap, which were offset in part by the $13.8 million increase in service revenue for the year ended December 31, 2008.

Comparison of Years Ended December 31, 2007 and December 31, 2006

Service Revenue.  Service revenue for the year ended December 31, 2007 increased by $8.2 million, or 81.3%, to $18.3 million from $10.1 million for the year ended December 31, 2006. Subscription and training revenue is recognized over the term of the subscription, which is generally 12 months. Consequently, our revenue in any month is impacted by invoiced sales over at least the previous 12 months. In order to evaluate our revenue fluctuations, we utilize metrics, including invoiced sales over the last 12 months. See “— Components of Service Revenue and Expense — Service Revenue”. The increase in service revenue for the year ended December 31, 2007 is comprised of the revenue impact of invoiced sales to new customers over at least the 12 months preceding each month within the year ended December 31, 2007, along with the retention of the majority of the revenue stream resulting from customers existing at the beginning of the year and a price increase to our standard price list (before discounts applied) in August 2007.

Cost of Revenue.  Cost of revenue for the year ended December 31, 2007 increased by $0.4 million, or 118.7%, to $0.8 million from $0.3 million for the year ended December 31, 2006. This increase in cost of revenue was primarily attributable to an increase in engineering personnel costs.

Sales and Marketing Expense.  Sales and marketing expense for the year ended December 31, 2007 increased by $4.9 million, or 174.6%, to $7.7 million from $2.8 million for the year ended December 31, 2006. This increase was primarily attributable to a $2.7 million increase in personnel expense related to expanding the Study Island sales team, a $0.5 million increase in marketing expense related to increased product releases and a $0.3 million increase in expense related to contract labor. Headcount for sales and marketing increased to 88 employees at December 31, 2007 from 31 employees at December 31, 2006. Amortization cost specifically related to customer relationships increased by $1.3 million in connection with the Providence Equity Transactions.

Content Development Expense.  Content development expense for the year ended December 31, 2007 increased by $0.5 million, or 69.4%, to $1.2 million from $0.7 million for the year ended December 31, 2007. This increase is primarily attributable to a $0.4 million increase in personnel expense. In addition, $0.2 million is attributable to increased amortization of our content intangible asset related to the purchase of Study Island, LP in January 2007 in connection with the Providence Equity Transactions.

General and Administrative Expense.  General and administrative expense for the year ended December 31, 2007 increased by $2.4 million, or 94.1%, to $5.0 million from $2.6 million for the year ended December 31, 2006. This increase was primarily attributable to a $1.3 million increase in personnel expense related to headcount which included hiring of our chief executive officer and chief financial officer and costs associated with bonus payments made to such personnel in connection with the Providence Equity Transactions, $0.2 million increase in rent expense due to the expansion of our Dallas office and additional increases related to increased telephone and internet expense to support additional employees, increased accounting expense in connection with entry into our term loan and revolving credit facility, and the implementation of a new financial system.

Other Income (Expense).  Interest income for the year ended December 31, 2007 increased by $0.3 million, or 1170.4%, to $0.3 million from $27,000 for the year ended December 31, 2006. This increase was due to maintaining higher average cash balances in 2007 as compared to 2006. Interest expense for the year ended December 31, 2007 was $0.8 million. We did not incur interest expense in 2006. This higher interest expense was due to borrowings under our term loan that we entered into in November 2007. We incurred $0.2 million of derivative losses in 2007 due to the fair value changes for the interest rate swap that we entered into in November 2007.

Net Income.  Net income for the year ended December 31, 2007 decreased by $0.7 million, or 20.2%, to $2.9 million from $3.7 million for the year ended December 31, 2006. This decrease in net income was due to a $0.4 million increase in cost of revenue, a $7.8 million increase in operating expense as noted above, a $0.8 million increase in interest expense associated with the borrowings under our term loan, $0.2 million in derivative losses, which were offset in part by the $8.2 million increase in service revenue and interest income of $0.3 million for the year ended December 31, 2007.

Quarterly Information

The following tables set forth selected unaudited quarterly consolidated statements of income data for the six most recent quarters. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009
	(In thousands, except share data)

Service revenue	$6,844	$7,156	$8,319	$9,749	$10,539	$10,888
Cost of revenue	312	391	550	925	919	863

Gross profit	6,532	6,765	7,769	8,824	9,620	10,025
Operating expense
Sales and marketing	3,356	2,839	3,321	3,677	3,304	3,668
Content development	425	501	570	666	836	752
General and administrative	896	1,414	2,322	2,012	2,094	2,323

Total operating expense	4,677	4,754	6,213	6,355	6,234	6,743
Income from operations	1,855	2,011	1,556	2,469	3,386	3,282
Other income (expense)
Interest expense	(1,556)	(1,189)	(1,228)	(1,188)	(740)	(637)
Interest income	90	70	34	53	8	6
Derivative gain (loss)	(1,305)	996	(548)	(1,262)	(60)	(81)

Total other income (expense)	(2,771)	(123)	(1,742)	(2,397)	(792)	(712)
Income (loss) before income taxes	(916)	1,888	(186)	72	2,594	2,570
(Provision) Benefit for income taxes	(21)	(21)	53	153	(58)	(75)

Net (loss) income	$(937)	$1,867	$(133)	$225	$2,536	$2,495

Net income (loss) per equity share attributable to members’ equity
Basic and diluted	$(0.01)	$0.02	$0.00	$0.00	$0.02	$0.02
Weighted average equity shares and equivalents outstanding
Basic and diluted	109,545	109,545	109,545	109,545	109,545	109,545

Liquidity and Capital Resources

Our primary cash requirements include the payment of our operating expense, interest and principal payments on our debt, and capital expenditures. We also have used cash to make dividend payments and tax-related distributions to our equity holders. We may also incur unexpected costs and operating expenses related to any unforeseen disruptions to our servers, the loss of key personnel or changes in the credit markets and interest rates, which could increase our immediate cash requirements or otherwise impact our liquidity. We finance our operations primarily through cash flow from operations, which is typically the highest in the third and fourth quarters when sales of our Study Island and TeacherWeb products are highest and invoices are paid. Our cash flow from operations is typically flat in the first and second quarters. Several factors outside of our control may impact our cash flow. For example, NCLB is scheduled for reauthorization in October 2009, and the terms of its extension, reauthorization or new legislation that would replace it may materially impact the demand for our products. If new legislation lessens the importance of state-by-state testing and assessments, demand for our products may materially decrease, or if competitors can more easily enter our markets because of the establishment of national education standards, we may experience lower cash flows, both of which would affect our liquidity. In addition, if state and local budget cuts in education continue, our public school and school district customers may lack funding to buy our products which may result in fewer sales or require us to lower prices for our Study Island products, either of which would have a negative impact on our cash flow. See “— Long-term Liquidity.”

In November 2007, we entered into a six-year $70.0 million term loan and into a $10.0 million revolving credit facility. We used the proceeds of the term loan and cash on hand to make a make a dividend payment to the equity holders of Archipelago Learning Holdings, LLC in November 2007. We repaid $0.9 million in principal on our term loan during the six months ended June 30, 2009. We repaid $0.7 million in principal on our term loan during the year ended December 31, 2008. We did not repay any principal on our term loan in 2007. See “— Overview” above and “— Credit Facility” below.

Our primary sources of liquidity are our cash and cash equivalent balances as well as availability under our revolving credit facility. At December 31, 2008, we had cash and cash equivalents of $13.1 million and $10.0 million of availability under our revolving credit facility. Our total indebtedness was $69.3 million at December 31, 2008. At June 30, 2009, our principal sources of liquidity were cash and cash equivalents of $15.9 million and $10.0 million of availability under our revolving credit facility. Our total indebtedness was $68.4 million at June 30, 2009. We believe that our consistent cash flow and our $10.0 million availability combined with our low capital expenditure costs will provide us with sufficient capital to continue to grow our business, but we will use a significant portion of our cash flow to pay interest on our outstanding debt, limiting the amount available for working capital, capital expenditures and other general corporate purposes. As we continue to expand our business, we may in the future require additional working capital for increased costs.

Long-term Liquidity

At December 31, 2008, we had cash and cash equivalents of $13.1 million and $10.0 million of availability under our revolving credit facility, and at June 30, 2009, we had cash and cash equivalents of $15.9 million and $10.0 million of availability under our revolving credit facility. We anticipate that the funds generated by our operations, the funds available under our revolving credit facility and the net proceeds that we receive from this offering, will be sufficient to meet working capital requirements and to finance capital expenditures over the next several years. There can be no assurance, however, that cash resources will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures and acquisitions, will depend upon our future results of operations and our ability to obtain additional debt or equity capital and our ability to stay in compliance with our financial covenants, which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. We may also need to obtain additional funds to finance acquisitions, which may be in the form of additional debt or equity. Although we believe we have sufficient liquidity under our revolving credit facility, as discussed above, under extreme market conditions there can be no assurance that such funds would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Cash Flow

Cash Flow from Operating Activities

Net cash provided by operating activities was $4.8 million during the six months ended June 30, 2009 compared to $2.8 million during the six months ended June 30, 2008. This $2.0 million increase was primarily due to an increase in net income of $4.1 million offset by a decrease in cash flows from working capital of $2.3 million. The decrease in working capital was primarily the result of a change in deferred revenues.

Net cash provided by operating activities was $13.6 million for 2008 compared to $12.7 million in 2007. The $0.9 million increase was primarily due to changes in non-cash adjustments totaling $1.7 million and working capital improvements of $1.0 million partially offset by a decrease in net income of $1.9 million, The working capital improvements were primarily the result of a $2.2 million increase in deferred revenue, offset by a $1.3 million decrease in accrued liabilities.

Net cash provided by operating activities was $12.7 million for 2007 compared with $7.5 million in 2006. The $5.2 million increase was primarily due to changes in non-cash adjustments totaling $2.5 million and working capital improvements of $3.5 million partially offset by a decrease in net income of $0.7 million. The increase in working capital was primarily due to an increase in deferred revenue of $3.2 million, an increase in accrued liabilities of $1.1 million, offset by a decrease in accounts receivable of $0.4 million and a decrease in prepaid expenses and other expenses of $0.5 million.

Cash Flow from Investing Activities

Net cash used for investing activities for the six months ended June 30, 2009 was $0.4 million used for the purchase of property and equipment.

Net cash used for investing activities for the year ended December 31, 2008 was $11.0 million and included $9.7 million in net cash used for the purchase of TeacherWeb and $1.3 million used for the purchase of property and equipment.

Net cash used for investing activities in 2007 was $85.3 million and included $84.8 million net cash used for the purchase of Study Island, LP in connection with the Providence Equity Transactions and $0.5 million used for the purchase of property and equipment.

Net cash used for investing activities in 2006 was $0.2 million and included the purchase of property and equipment.

Cash Flow from Financing Activities

Net cash used for financing activities in the six months ended June 30, 2009 was $1.6 million due to $0.9 million in principal payments on our term loan and $0.8 million in tax distributions paid to our members.

Net cash used for financing activities was $0.5 million for 2008 and was primarily due to $10.0 million of payments on our revolving credit facility and $0.7 million of payments on our term loan, offset in part by the receipt of $10.0 million in proceeds from our revolving credit facility and $0.2 million in refunds for debt financing costs incurred in the year ended December 31, 2007 in connection with the Providence Equity Transactions.

Net cash provided by financing activities for 2007 was $82.2 million and was primarily due to the receipt of $89.5 million in proceeds from the issuance of equity and the receipt of $70.0 million in proceeds from the incurrence of debt under our term loan in connection with the Providence Equity Transactions. These proceeds were offset in part by $74.8 million in distributions to our equityholders, $1.7 million in debt financing costs and $0.8 million in cash distributions to the predecessor owners.

Net cash used for financing activities was $6.4 million for 2006 due to the $6.4 million of cash distributions made to the predecessor owners.

Archipelago Learning Holdings, LLC has authorized an $8.0 million special distribution in the fourth quarter of 2009. In addition, Archipelago Learning Holdings, LLC intends to make additional distributions of approximately $1.4 million to its equity holders to enable them to meet their estimated tax obligations for the period from January 1, 2009 to the date of the Corporate Reorganization. The amount of these distributions will be based on Archipelago Learning Holdings, LLC’s estimated net taxable income from January 1, 2009 to the date of the Corporate Reorganization.

Credit Facility

In November 2007, as part of the Providence Equity Transactions, we entered into an $80.0 million credit facility with General Electric Capital Corporation, as agent, composed of a $70.0 million term loan and a $10.0 million revolving credit facility, which expires in November 2013. The proceeds of the term loan and $4.9 million in cash were used to pay a distribution of $73.2 million to holders of Class A shares of Archipelago Learning Holdings, LLC and debt financing costs of $1.7 million. The term loan bears interest at rates based upon either a base rate or LIBOR rate plus an applicable margin (3.25% as of June 30, 2009, 3.25% as of December 31, 2008, and 4.00% as of December 31, 2007, respectively, in each case for a LIBOR-based term loan) determined based on our leverage ratio. Amounts under the revolving credit facility can be borrowed and repaid, from time to time, at our option, subject to the pro forma compliance with certain financial covenants. In 2008, we received a refund of a portion of our debt financing costs in the amount of $0.2 million.

In May 2009 the credit agreement governing the term loan and the revolving credit facility was amended to permit the creation of AL Midco, LLC, or AL Midco, a new wholly owned subsidiary of Archipelago Learning Holdings, LLC, which assumed all of Archipelago Learning Holdings, LLC’s interests in Archipelago Learning, LLC. AL Midco, became a guarantor under the credit agreement and Archipelago Learning Holdings, LLC was released as guarantor.

The obligations under the credit facility are guaranteed by AL Midco and TeacherWeb. The credit facility is secured on a first-priority basis by security interests (subject to permitted liens) in substantially all tangible and intangible assets, subject to certain exceptions, owned by Archipelago Learning, LLC, AL Midco and TeacherWeb, including pledges of the voting stock of the subsidiaries of Archipelago Learning, LLC, AL Midco and TeacherWeb. In addition, any future domestic subsidiaries of Archipelago Learning, LLC, AL Midco and TeacherWeb will be required (subject to certain exceptions) to guarantee the credit facility and grant liens on substantially all of its assets to secure such guarantee.

Our credit facility requires us to maintain certain financial ratios, including a leverage ratio (based on the ratio of consolidated indebtedness, net of cash and cash equivalents subject to control agreements, to consolidated EBITDA, defined in the credit facility as earnings before interest, taxes, depreciation, derivative losses, changes in deferred revenue, stock based compensation, certain investments and permitted acquisition expenses, certain permitted payments to Providence Equity Partners, unusual non-recurring charges, certain agency fees to the administrative agent and adjustments related to the acquisition of TeacherWeb, or Adjusted EBITDA), an interest coverage ratio (based on the ratio of Adjusted EBITDA to consolidated interest expense, as defined in the credit facility) and a fixed charge coverage ratio (based on the ratio of Adjusted EBITDA to fixed charges, as defined in the credit facility). Based on the formulations set forth in the credit facility, as of June 30, 2009, we were required to maintain a maximum leverage ratio of 4.50 to 1.00, a minimum interest coverage ratio of 2.10 to 1.00 and a minimum fixed charge coverage ratio of 1.40 to 1.00. As of June 30, 2009, our leverage ratio was 2.61 to 1.00, our interest coverage ratio was 5.45 to 1.00 and our fixed charge coverage ratio was 3.65 to 1.00. The financial ratios we are required to maintain become more restrictive over time.

Our credit facility also contains certain affirmative and restrictive covenants that, among other things, provide limitations on the incurrence of additional indebtedness, liens on property, sale and leaseback transactions, investments, loans and advances, merger or consolidation, asset sales, acquisitions, dividends, transactions with affiliates, prepayments of any other indebtedness, modifications of our organizational documents and restrictions on our subsidiaries. The credit facility contains events of default that are customary for similar facilities and transactions, including a cross-default provision with respect to any other indebtedness and an event of default that would be triggered by a change of control, as defined in the credit facility, and which is not expected to be triggered by this offering. As of June 30, 2009, December 31, 2008 and 2007, we were in compliance with all covenants.

We have the right to optionally prepay our borrowings under the term loan or the revolving credit facility, subject to the procedures set forth in the credit facility. We may be required to make prepayments on our borrowings under the term loan or the revolving credit facility if we receive proceeds as a result of certain asset sales, debt issuances, events of loss or if we have excess cash flow (as defined in the credit facility).

As of June 30, 2009, $68.4 million of borrowings were outstanding under the term loan and $0 was outstanding under the revolving credit facility. As of December 31, 2008, $69.3 million of borrowings were outstanding under the term loan and $0 was outstanding under the revolving credit facility. For the six months ended June 30, 2009 and for year ended December 31, 2008, the weighted average interest rate under the term loan was 3.76% and 7.03%, respectively, before giving effect to the interest rate swap. The rate on our interest rate swap is the difference between our fixed rate of 4.035% and the floating rate of three-month LIBOR.

Contractual Obligations

As of December 31, 2008, our contractual obligations and other commitments were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)

Long-term debt obligations(1)	$69,300	$700	$2,100	$66,500	—
Operating lease obligations	$1,467	$462	$1,005	—	—

(1)	Interest payments based on variable interest rates on our long-term debt obligations are excluded from our contractual obligations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk in connection with our term loan and any borrowings under our revolving credit facility. Amounts borrowed under our term loan and our revolving credit facility bear interest at rates based upon a base rate or LIBOR, plus an applicable margin. To manage our interest rate exposure, and as a requirement under our term loan, we entered into an interest rate swap agreement with a notional amount totaling $45.5 million, of which $40.5 million remained in effect as of June 30, 2009. The notional amount of the interest rate swap will decrease in periodic amounts to a notional amount of $30.5 million at the December 2010 termination date. We swapped a floating rate payment based on three month LIBOR for a fixed rate of 4.035% in order to minimize the variability in expected future cash flow due to interest rate movements on our LIBOR-based variable rate debt. Based on the amount outstanding under our term loan at June 30, 2009, we believe that a 1% increase in the applicable interest rate, before giving effect to the interest rate swap, would cause an increase in our interest expense of approximately $0.7 million on an annual basis. Because the short-term LIBOR, which we use to determine our term loan interest rate, is less than 1%, it cannot decrease by 1%, and any decrease would result in a decrease in our interest expense. For further information on our interest rate swap agreement, see “— Components of Service Revenue and Expense — Other Income (Expense)” above and note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

In addition, our interest income is sensitive to changes in the general level of U.S. interest rates. We had unrestricted cash and cash equivalents of $15.9 million and $13.1 million as of June 30, 2009 and December 31, 2008, respectively. Our unrestricted cash and cash equivalents are maintained primarily in short term, treasury-backed accounts.

Effects of Inflation

We believe that inflation has not had a material impact on our results of operations in the periods presented. We cannot assure you that future inflation will not affect our operating expense in future periods.

Recently Issued Accounting Standards

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, non-controlling interest in the acquire, and the goodwill acquired. FASB Statement No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination FASB Statement No. 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The implementation of this standard did not have a material effect on our financial condition or results of operations. We will assess the impact of this standard when and if future acquisitions occur.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, Effective Date for FASB Statement No. 157. This FSP permitted the delayed application of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. We adopted this portion of the statement on February 1, 2009, and the adoption did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement 133. FASB Statement No. 161 requires enhanced disclosures about a company’s derivative and hedging activities. These enhanced disclosures will discuss (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect a company’s financial position, results of operations, and cash flows. FASB Statement No. 161 is effective for fiscal years beginning on or after November 15, 2008, with earlier adoption allowed. The implementation of this standard did not have a material effect on our consolidated financial condition or results of operations for interim periods beginning January 1, 2009.

In April 2008, the FASB issued FSP FASB No. 142-3, Determination of the Useful Life of Intangible Assets. FSP FASB No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. FSP FASB No. 142-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard did not have a material effect on the our consolidated financial condition or results of operations.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”). This FSP amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. This FSP also amends Accounting Principles Board (“APB”) Opinion No. 28, Interim Financial Reporting, to require those disclosures in all interim financial statements. FSP FAS 107-1 and APB 28-1 were effective for interim and annual periods ending after June 15, 2009. We adopted these provisions on August 1, 2009, which resulted in a new disclosure in our consolidated financial statements (see note 3 to the consolidated financial statements included elsewhere in this prospectus).

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”). This statement provides general standards for the accounting and reporting of subsequent events that occur between the balance sheet date and issuance of financial statements. The statement requires the issuer to recognize the effects, if material, of subsequent events in the financial statements if the subsequent event provides additional evidence about conditions that existed as of the balance sheet date. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any nonrecognized subsequent events. Nonrecognized subsequent events include events that provide evidence about conditions that did not exist as of the balance sheet date, but which are of such a nature that they must be disclosed to keep the financial statements from being misleading. The statement is effective for interim and annual periods ending after

June 15, 2009. We have considered subsequent events through October 12, 2009, related to our consolidated financial statements included elsewhere in the registration statement of which this prospectus is a part.

In June 2009, the FASB issues FASB Statement No. 168, The “FASB Accounting Standards Codification” and the Hierarchy of Generally Accepted Accounting Principles — a Replacement of FASB Statement No. 162. FASB Statement 168 provides for the FASB Accounting Standards Codification (the “Codification”) to become the single official source of authoritative, nongovernmental GAAP. The Codification did not change GAAP but reorganizes the literature. FASB Statement 168 is effective for interim and annual periods ending after September 15, 2009. We will begin to use the Codification when referring to GAAP in our financial statements for the third quarter of 2009. This will not have an impact on our financial position, results of operations of cash flows.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include the National Center for Education Statistics, the World Economic Forum, the Nielsen Company, Outsell, Inc., U.S. Bureau of Labor Statistics, Consortium for School Networking and Market Data Retrieval. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

BUSINESS

Our Company

Archipelago Learning is a leading subscription-based online education company. We provide standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via proprietary web-based platforms. Study Island, our core product line, helps students in Kindergarten through 12th grade, or K-12, master grade level academic standards in a fun and engaging manner. During the 2008-2009 school year, Study Island products were utilized by approximately 8.3 million students in over 19,200 schools in 50 states who answered over 2.8 billion of our practice questions. We recently began offering online postsecondary programs through our Northstar Learning product line.

We capitalize on two significant trends in the education market: (1) an increased focus on higher academic standards and educator accountability for student achievement, which has led to periodic assessment in the classroom to gauge student learning and inform instruction, also known as formative assessment, and (2) the increased availability and utilization of web-based technologies to enhance and supplement teacher instruction, engage today’s technology-savvy learners and improve student outcomes.

Despite spending an estimated $630 billion in the 2007-2008 school year on K-12 education — more than any other developed country — the United States ranks 25th in the world in the quality of its primary education system, according to the World Economic Forum. In response to this gap, policymakers and parents are paying greater attention to the effectiveness of U.S. public schools, demanding higher educational standards and accountability from teachers, administrators and school districts. In addition, increased usage and acceptance of online technology is changing how educational content, such as lessons, homework and assessments, is delivered and utilized. These new educational tools and technologies help improve the learning experience of students by augmenting the teaching techniques of skilled teachers and supporting and strengthening the skills of inexperienced or less effective instructors. An estimated $11.5 billion was spent on the K-12 instructional materials market in 2008, according to Outsell. In 2009, Outsell projects that spending on instructional content will grow by about 2-4%, and spending on assessment, tutoring and test preparation services will grow by about 4.8-5.2%. Between 2010 and 2012 the overall market is expected to grow at an annual compounded growth rate of 5.5% according to Outsell.

Our Study Island products are designed to improve educational results and meet accountability criteria, leveraging the widespread adoption of online technologies. Study Island combines rigorous content that is highly customized to specific standards in reading, math, science and social studies with interactive features that reinforce and reward student accomplishments. We believe faculty and school administrators purchase Study Island because it is an innovative, low-cost and high-impact solution for enhancing teacher effectiveness, promoting student learning of core subject concepts and skills and preparing students for state standardized tests. By enabling teachers to track student performance in real-time, Study Island facilitates differentiated instruction to address learning gaps for individual students, while allowing administrators to monitor student progress and measure teacher effectiveness. Study Island was recognized as one of the top 100 educational products for the 2008-2009 school year by District Administration magazine’s reader’s choice survey.

Our flexible web-based distribution model and in-house content development capabilities allow us to continually update and improve our products, distribute our products in a cost-efficient manner, and price our products affordably. Over the last nine years we have created a digital library of approximately 306,000 proprietary questions and explanations, a simple but elegant content management system and HTML authoring system, and a built-in ability to dynamically generate additional questions.

We have significantly grown the number of students and schools served by our products since our inception in 2000. From 2000 to 2006, we concentrated our efforts on developing our Study Island products, increasing from 27 products to 429 products during that period. In 2007, we began focusing on managing our growth and operations more efficiently, particularly with the hiring of our current management team. In addition, we have developed a sophisticated sales and marketing force that has been successful in growing our sales and customer base. We increased the number of school customers and registered student users of our

Study Island products, from approximately 7,800 and 3.0 million, respectively, in 2006, to over 19,200 and 8.3 million, respectively, in June 2009.

We intend to utilize our Study Island content development and assessment expertise to target various instruction, assessment and exam preparation areas within the postsecondary education market through our Northstar Learning product line, which provides instruction, practice, assessment and test preparation for targeted high enrollment postsecondary course areas.

Our Markets

The U.S. educational system, consisting of K-12 and postsecondary education, collectively includes approximately 74 million students and approximately $1 trillion in educational expenditures according to NCES.

The K-12 Education Market

The U.S. K-12 education market consists of approximately 54 million students in more than 112,600 schools, according to MDR. The U.S. K-12 school system has over 90,600 public schools in over 15,200 school districts and county and regional centers and more than 22,000 private and Catholic schools, according to MDR.

Key Dynamics in the K-12 Education Market

A number of key dynamics have impacted the K-12 education market in recent years:

Increased Accountability.  Despite spending an estimated $630 billion during the 2007-2008 school year on K-12 education — more than any other developed country — the United States ranks 25th in the world in the quality of its primary education system, according to a 2008-2009 report by the World Economic Forum, which describes this as a “competitive disadvantage.” American students are slipping further behind their foreign peers in international assessments, and fewer are showing an interest in the science, technology, engineering and math fields that are vital to innovation and entrepreneurial vigor. Within the United States, there exists a growing disparity in the academic performance of students in public schools in affluent communities compared to that of students in poorer neighborhoods. As a result, policymakers and parents have paid greater attention to the effectiveness of U.S. public schools, demanding higher educational standards and accountability from teachers, administrators and school districts. States publish accountability reports that show each school’s progress and ability to meet proficiency standards, and these results are often reported by local press outlets. This increased visibility into school performance has led to increased parent and policymaker pressure on schools and teachers, including at the presidential level. President Obama’s administration has launched the $4.35 billion “Race to the Top” fund to highlight and replicate innovative education strategies as part of the administration’s highly publicized efforts to reform education.

Legislative Developments.  In 2001, Congress passed the reauthorization of the Elementary and Secondary Education Act, commonly referred to as No Child Left Behind, or NCLB. NCLB requires states receiving federal funding for education to establish high, state-wide, academic standards in reading, mathematics and science for students in grades 3 through 8 and in high school and to assess students’ proficiency in meeting these standards annually. NCLB requires states to set incremental milestones for all students to show yearly proficiency improvements, with the goal that all students perform at grade-level proficiency by 2014. As states implemented new, higher academic standards and assessments in response to NCLB, it became clear that after the first two years of implementation, many schools, particularly those in large, urban, poorer communities were not meeting NCLB’s Adequate Yearly Progress, or AYP, milestones. As a result, educators began exploring instructional tools to help students master academic standards and improve performance on accountability assessments. This has driven demand for standards-based content and both formative and summative, or end-of-year, assessment products. The Elementary and Secondary Education Act initially was scheduled for reauthorization in October 2008, but was extended until October 2009 in order to allow the new U.S. presidential administration to impact the direction of any future reauthorization. More recently, in early 2009, Congress passed the American Recovery and Reinvestment Act, better known as the stimulus act, which provides more than $64 billion of federal funds for the Department of Education, with a phased roll-out of such funds to states between April 2009 and the spring of 2010. In order to receive these education funds, states must satisfy certain conditions, which are expected to correspond with the basic tenets of NCLB reauthorization. These conditions include assurances that states will strive to meet more rigorous educational standards, improve underperforming schools, lower high school dropout rates and ensure student readiness for success in college and in the workforce.

Increased Access to Computers and the Internet.  Today’s students use computer technology in and out of the classroom, and many students have access to internet-enabled computers at school and home. Increased usage and acceptance of online technology is changing how educational content is delivered and utilized by teachers and students. According to the Consortium for School Networking, 98% of rural and wealthy schools have high-speed internet access in classrooms, as do 93% of classrooms in poor urban school districts. More than 80% of Americans now have a computer in their homes and, of those, almost 92% have internet access, according to a study on home internet access from The Nielsen Company. In addition, NCLB mandates that schools improve school-to-home or school-to-parent communication and involvement in their child’s education. As a result, schools are increasingly looking for integrated website portals and productivity tools to more easily comply with this mandate, more effectively use student achievement data to keep parents informed and more readily guide parents’ ability to help their children improve their skills and proficiency.

The Market for Supplemental Learning Materials

Schools use a variety of supplemental materials to augment their core curriculum, provide remediation and enrichment and offer additional learning opportunities in the classroom and at home. These materials include traditional print-based materials, such as textbooks, workbooks, problem sheets and printed reading materials. With increased availability and use of computers in the classroom and at home, vendors have developed software and, increasingly, online programs and content as an alternative to print-based materials.

An estimated $11.5 billion was spent on the K-12 instructional materials market in 2008, according to Outsell. In 2009, Outsell projects that spending on instructional content will grow by about 2-4%, and spending on assessment, tutoring and test preparation services will grow by about 4.8-5.2%. Between 2010 and 2012 the overall market is expected to grow at an annual compounded growth rate of 5.5% according to Outsell.

Increased accountability, combined with the need for districts and states to meet the requirements of NCLB and other legislative developments, has resulted in a significant decrease in spending on traditional print-based and software-based supplemental materials and a growing market for innovative online programs that offer functionality and real-time assessment and reporting not provided by traditional solutions.

Limitations of Traditional Print Products.  Educators increasingly are recognizing the limitations of traditional print-based textbook and workbook learning materials, which are static, cannot be quickly corrected for errors or updated to address evolving standards, cannot provide individualized feedback to students, do not provide teachers with a method to quickly track student progress and become ragged and obsolete with time and usage. Such traditional print-based learning materials are costly and need to be replaced on a regular basis due to the publication of newer editions or, in the case of workbooks, use by students. These materials also do not provide administrators with easily obtainable metrics to measure the performance of classes, teachers or individual grades in their schools on a regular basis.

Limitations of Software Products.  As a result of the recognition of the limitations of print-based products and the perceived advantages of computer-based materials, educators began to utilize software-based supplemental materials, such as CD-ROMs. However, these materials also have significant limitations. Software products are designed to run on specific operating systems with specific memory requirements, and require installation on individual computers or costly and time-consuming installations on centralized computer systems. Software products place increased demands on schools’ limited IT personnel, systems and budgets. Access to these products is typically limited to the computers in a specific classroom or computer lab and cannot be used at home unless schools provide a student with a disk containing the software and the student has access to a computer with the appropriate operating system or ability to play a CD-ROM. Any updates require the publication, receipt, distribution and installation of new software or CD-ROMs, which could take months and require the school to purchase new versions. In addition, software-based products are typically unable to provide real-time feedback about student performance to teachers or educators.

Advantages of Online Learning Solutions.  Online products can provide educators with real-time feedback on student progress, allowing for tailored instruction based on individual student or classroom needs, and can generate school-wide reports to administrators. Online products also are easily, automatically and frequently updated with new or more current content, additional features and enhancements and provide students with instant feedback, positive reinforcement and remediation when proficiency levels are not met. Also, unlike software- or CD-ROM-based learning materials, web-based products require no software to be installed in school or home computers and can be accessed anywhere the internet is available. Web-based products can be offered at lower prices as they do not require expenditures for publishing, paper or electronic media, shipping or warehousing.

Our Competitive Strengths

We believe the following are our key competitive strengths:

Customized, Standards-Based Content.  Study Island offers online, standards-based instruction, practice and assessments for K-12 built from applicable standards in all 50 states, as well as Washington, DC. We believe this deep customization is attractive to educators, providing them with a resource that meets their specific state and grade-level teaching needs in a variety of subjects. We offer over 1,100 grade level Study Island products in math, reading/language arts, writing, science and social studies. In addition, Northstar Learning offers instruction, practice, assessments and test preparation for the GED and allied health licensure exams, as well as developmental studies in college readiness English/language arts and mathematics.

Real-time Student Tracking, Built-in Remediation and Enrichment.  We provide real-time reporting on student achievement, allowing educators to quickly identify learning gaps and provide targeted instruction and practice. Study Island also provides students with immediate feedback and explanations and, when required, remediation content designed to build foundational skills in order to accelerate students to grade-level proficiency. In addition, our products provide professional development materials that provide best-practice techniques for teachers to help students grasp key concepts and skills.

Engaging, Fun and Easy to Use for Students.  Our products utilize a simple, graphical user interface that is intuitive and easy to use. In addition, our Study Island products incorporate games and rewards in order to make learning fun and engaging for students. By engaging students and providing them with the tools they need to succeed, we enable them to take control of their own learning, boost their confidence and keep them interested in using our products, while creating a culture of academic success.

Accessible, Dynamic Web-based Platform.  Our products are delivered entirely online so they can be used by teachers and students on computers wherever internet access is available, such as classrooms, computer labs, media centers, school libraries, public libraries or at home. Our programs are compatible with existing school and school district enterprise systems and require no additional software, no installation or maintenance and no extensive implementation or training. Moreover, unlike traditional workbooks or software products, our Study Island and Northstar Learning content is easily and quickly updated whenever content or functionality enhancements are introduced or products are modified due to changes in state standards. Similarly, TeacherWeb requires no user HTML or other technical knowledge and provides an easy way for teachers to upload content to classroom and school websites to keep students and parents informed.

High Impact, Low Cost Solution.  Study Island offers a comprehensive online educational solution on a hosted platform and provides high quality content, assessment and reporting for core subjects in a wide range of grade levels. This eliminates the need for schools to have multiple vendors or systems, thereby simplifying purchasing, training and implementation. At an average annual price per student per subject of $3.00, or $10.00 per student for all subjects, Study Island products are significantly less expensive than competing traditional print, software and online alternatives provided by large education publishers.

TeacherWeb is affordably and competitively priced at an average annual cost of $39 per teacher/classroom or $935 per school subscription as compared to similar applications. Northstar Learning products are priced in the $10.00 to $27.00 range and are also substantially less expensive than traditional textbook and software products currently purchased by students at community colleges, technical colleges, proprietary or for-profit colleges.

Management Team with Strong Education Industry Expertise.  Members of our senior management team have extensive experience in the education industry and in serving the academic community. Our Chief Executive Officer Tim McEwen, who has approximately 34 years of experience in the industry, and our Chief Financial Officer James Walburg, who has 27 years of public company accounting and finance experience, both joined us in 2007. Our Chief Technology Officer Ray Lowrey, who has approximately 14 years of experience in the education industry, joined us in 2008. Under their leadership, our business has grown significantly and the number of school customers and registered student users of our Study Island products have increased from approximately 7,800 and 3.0 million, respectively, in 2006, to over 19,200 and 8.3 million, respectively, in June 2009.

Key Attributes of Business Model

We believe the following are the key attributes of our business model:

High Revenue Visibility and Strong Cash Flow Generation.  We believe we have an attractive business model characterized by a visible recurring revenue stream and high profit margins. Our subscription-based revenue model and high recurring revenue provide strong earnings visibility. Our operations are designed to achieve and maintain attractive profit margins through our highly scalable 100% online delivery platform, low research and development requirements and viral marketing strategy. In addition, we believe our low capital expenditure requirements and up-front subscription payments by customers generate strong cash flow and high returns on invested capital.

Scalability and Flexibility.  We continue to scale our business by increasing our product offerings, our sales and the number of students, teachers and schools using our products without incurring significant incremental expense. Our content development processes allow us to quickly and inexpensively update or create products and we can easily add these new products as well as new users through our single online delivery platform. Our flexible sales model incorporates in-house web optimization, direct mail and email marketing, which allows us to incrementally expand our sales and marketing efforts at a relatively low cost. In addition, our centralized, online delivery model is more cost-effective for our customers relative to traditional licensed and installed software solutions and traditional textbook and workbook publishers.

Powerful, Demand-Driven Sales and Marketing.  Our Study Island products are often introduced into the classroom by principals or teachers, rather than mandated by district-level administrators. Approximately 58% to 78% of surveyed customers of Study Island reported that they discovered Study Island through word-of-mouth endorsements from other educators, according to annual independent Market Measurement surveys of 500 Study Island customers conducted since 2006. In addition to this viral demand for our products and services, we have a 113 member team of specialized sales and marketing professionals who are experienced in generating new sales of online educational products. We believe that our focus on the classroom and site-level sales results in greater customer loyalty, as evidenced by growing revenue from our existing customer base. In addition, the price points for our Study Island and TeacherWeb products are set at levels that typically fall within a school principal’s discretionary budget or can be funded by individual teachers or through parent fundraising efforts. Once teachers and principals in one school become dedicated customers, we believe their recommendations often lead to additional sales within the school and other schools within the district. Over time, these site-based customer advocates are instrumental in helping us gain access to district administrators and achieve district-wide purchases.

Our Growth Strategy

Our goal is to be the leading provider of subscription-based online education tools across the K-12 and postsecondary education markets through the following strategies:

Expand the Number of Schools Using Our Study Island Products.  In the 2008-2009 school year, our Study Island products were used in over 19,200 schools throughout all 50 states and Washington, DC, representing approximately 17.1% of the over 90,600 public and 22,000 private and Catholic K-12 schools in the United States. We believe that there is a significant opportunity to expand the number of schools that use Study Island. For example, only approximately 10% of our service revenue in 2008 was derived from sales of our Study Island products to high schools. We believe the Obama administration’s focus on lowering the high school drop-out rate and improving high school graduate college and job readiness will drive increased demand for our high school products. Accordingly, we believe high schools provide us with a significant market opportunity. We also continue to expand our sales organization in specific states, targeting our direct mail and e-marketing efforts to educators in schools that do not use Study Island, encouraging a “viral” marketing model through the use of customer references and referrals, providing free product trials and optimizing the appearance of Study Island in key-word searches on leading web search engines. In addition, as we deepen our school penetration, we increasingly are focused on selling Study Island at the district level.

Increase Revenue per School.  In many schools that we serve, we have the opportunity to sell additional core grade level and subject area products, as well as new products, such as our benchmark assessments and graphic novel reading intervention, to teachers who already subscribe to one or more of our products. Our inside sales team specifically targets our existing customer base to sell add-on products. As we enhance our products with new features and functionality that increase the value of Study Island to our customers, we believe we will be able to price these enhancements accordingly. In addition, the increased complexity of high school subject matter and related assessment standards allow us to price high school products higher than those for the elementary and middle school markets, and high school enrollments are usually larger, resulting in higher average revenue from invoiced sales. We intend to leverage our domain expertise in instruction, practice and assessment to introduce new high school oriented products, including reading and math remediation products and core subject end of course and exit exam preparation, advanced placement exam preparation, PSAT, SAT, ACT and other test preparation, and high school courses for credit and credit recovery.

Develop New Products and Enhance our Online Platform.  We continually develop new Study Island products, as well as new features and functionality for our online platform, to address student needs and teacher requests. These products also provide additional revenue opportunities. For example, we recently introduced state-specific benchmark assessment products to enable teachers to predict student performance and provide diagnostic information to guide instruction, as well as a graphic novel reading intervention product that is designed to remediate students who are significantly below grade-level reading expectations. We plan to introduce a new version of our Study Island online platform in January 2010, which will include a custom assessment builder, lesson plans and lessons, video content, special needs support (including expanded text-to-speech functionality), a writing utility, digital locker, new and more sophisticated games, and embedded professional development for teachers. We also released a major product upgrade for TeacherWeb in March 2009 which included an updated look, a library of attractive classroom and school web designs and enhanced functionality.

Expand Into New Related Markets.  We believe there is a significant opportunity to sell our products and services in the postsecondary market and in new geographic and end markets.

•	Launched in 2009, Northstar Learning targets the postsecondary market utilizing our content development, instruction, exam preparation and assessment expertise. Currently, Northstar Learning has products in developmental studies for the approximately $2.5 billion college remedial studies market and in vocational education and licensure exam preparation in the healthcare occupational field. Our Northstar Learning products also include GED exam preparation products, and we are planning to introduce new PRAXIS teacher certification preparation products in the fourth quarter of 2009 and in 2010. We intend to develop additional

Northstar Learning products to address other technical career certification exams. We plan to expand our marketing efforts to increase awareness of the Northstar Learning brand and products.

•	We introduced our Study Island products in the three largest English-speaking Canadian provinces in October 2009. We believe other English-speaking countries, including the United Kingdom, Australia, New Zealand and South Africa, also provide potential near-term growth opportunities, and we intend to develop products for these markets. In addition, we are exploring the opportunities to sell Study Island products directly to parents as well as expanding our sales efforts to public libraries, school libraries and homeschool settings.

Pursue Acquisitions and Strategic Relationships.  Since 2007, we have sought acquisitions and strategic alliances that expand our product and service offerings and provide additional revenue opportunities. We intend to continue to pursue acquisitions that have products, services and businesses that are compatible with our Archipelago Learning brand identity, culture and corporate mission. We expect that our acquisition activity will be focused primarily on web-based products and services for our target markets. In addition, we believe our large student audience of over 8 million K-12 students provides a significant and valuable opportunity to enter into strategic relationships in order to cross-sell other appropriate, teacher- and parent-approved products to our students.

Our Products and Services

Archipelago Learning is a leading subscription-based online education company. Our products provide standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via proprietary web-based platforms.

Core Educational Principles

We believe that one of the keys to our success lies in our core educational principles that guide product design and development:

•	Clear expectations. Each Study Island and Northstar Learning session focuses on an academic standard or underlying topic and sets forth a clear goal for the student to master the targeted skill or concept.

•	High quality, rigorous content. We have internal subject area writer and editor expertise and deep knowledge of each set of specific standards for which we offer products. We build content from the ground-up, customized to each set of standards for a particular subject. We utilize a scaffolding approach to content development that begins with skill building and then builds to higher level thinking skills. This “building block” learning approach ensures that students master grade level content and are prepared for state assessments.

•	Fun and engaging assignments. Study Island sessions are embedded with short games segments and reward student mastery of standards with achievement certificates. These features provide continual positive reinforcement and reward learning to engage students and build student confidence.

•	Immediate feedback. Students receive immediate feedback and explanations for each question, allowing them to learn and quickly apply new knowledge to subsequent questions and to build skills and conceptual understanding in order to handle more complex content that follows.

•	Student responsibility for learning. Study Island automatically offers explanations and prescribes remedial or “building block” topics when a student does not master a standard or sub-topic, allowing the student to quickly address any learning weakness. The student can continue with these remediation topics until he or she gradually accelerates back to grade level proficiency, receiving built-in rewards for learning along the way.

Study Island

Study Island offers subscription-based online products that provide standards-based instruction, practice, assessment and productivity tools for teachers and students. Each of Study Island’s products is specifically built from the requirements for a subject area in a grade level in a particular state. We offer products for math, reading, language arts, writing, science and social studies. Our in-house content development team creates between five and ten new subject and grade level product offerings a month, and we offer specialty products based on national standards in subject areas such as technological literacy, health and fine arts. Customers may subscribe to any number of products to best suit their individual classroom or school needs. Subscriptions are typically for one year, although we do sell some multi-year subscriptions as well. Additionally, promotional incentives, such as complimentary months of service, are offered periodically to new Study Island customers, resulting in a subscription term longer than one year.

Students can log in to Study Island from any computer with internet access. Typically, teachers assign topics based on the specific standards or topics that were covered in class during a particular week. In some schools, students are permitted to take control and move through the Study Island program independently, earning awards as each standard is mastered. Once logged in, students can select to move through the content in a traditional, multiple choice test mode or game mode, which includes short game segments to reward student achievement. Each topic contains a mini-lesson that can be reviewed by the student prior to beginning the session. Teachers can customize sessions for the number of questions asked as well as the number of correct answers needed to reach proficiency in a standard or sub-topic. The questions are dynamically generated and therefore constantly changing, compelling students to learn concepts rather than memorize answers. Students who master a topic receive a “Blue Ribbon Achievement Award,” which is denoted by an icon of a blue ribbon beside the topic as well as a printable certificate. Upon answering a question incorrectly, students are shown the correct answer along with a detailed explanation of this response. When students are having difficulty answering questions correctly for a particular standard or sub-topic and require additional help to reach proficiency, Study Island automatically moves them down to appropriate “building block” or remedial topics, where students can earn “White Ribbon Achievement Awards” as they gradually accelerate back to grade level proficiency and ultimately earn the “Blue Ribbon Achievement Award.”

Study Island has also linked its program to popular classroom response hand-held devices, or clickers, which are manufactured and sold by other companies and enable Study Island sessions to be conducted in the classroom. The teacher typically teaches a particular standard or sub-topic and then projects Study Island questions on a whiteboard or a projection screen, and students answer using their handheld clickers. The teacher immediately receives results on his or her computer to determine whether the class is comprehending the material or whether additional instruction is required. This classroom methodology enables teachers to ensure — as opposed to assume — that learning has effectively occurred.

Study Island offers add-on features and programs, such as a benchmark assessment that enables educators to predict student performance on the end-of-year state assessment and provides diagnostic information to guide instruction. In addition, our graphic novel reading intervention product is designed to remediate students who are behind in grade level reading. We regularly release new product enhancements to increase the value of Study Island’s core standard specific learning programs. We plan to introduce a new version of our Study Island online platform in January 2010, which will include new features and functionality most desired by our existing customer base and prospects, including a custom assessment builder, standards-based lesson plans and lessons, video content, special needs support (including expanded text-to-speech functionality), a writing utility, new and more sophisticated games, and embedded professional development for teachers. In addition, we intend to introduce new high school oriented products, including reading and math remediation products, end of course and exit exam preparation, advanced placement exam preparation, PSAT, SAT, ACT and other norm-referenced test preparation, and high school courses for credit and credit recovery.

We expanded Study Island’s market by releasing its first international products in October 2009 for three Canadian provinces: Ontario, Alberta and British Columbia.

TeacherWeb

TeacherWeb, which we acquired in June 2008, is a website portal and productivity tool for educators in the K-12 market, which enables teachers and schools to easily and affordably create and maintain functional, professional-looking websites. TeacherWeb was designed to enable teachers and administrators to quickly and easily communicate information to students and parents through these websites.

TeacherWeb’s key features and functions include:

•	easy access from any internet-connected computer to both view and update the site;

•	pre-created, customizable templates that do not require any HTML knowledge;

•	a platform for teachers to assign homework, online quizzes and structured web-based learning activities called “WebQuests”;

•	daily productivity and communication tools such as grade books, calendars, teacher blogs, supply/wish lists, photo galleries, extracurricular events, announcements, cafeteria menus and bus schedules;

•	digital locker, a safe and secure online storage solution for students and teachers;

•	optional password protection on sensitive page content, such as photos and blogs;

•	ability to upload Microsoft Word, Excel, Powerpoint or Adobe pdf files;

•	automated sign-up for trials, payment and account management; and

•	unlimited, free customer support.

Our TeacherWeb application is also substantially less expensive than competing programs, averaging $39 per year for a teacher/classroom subscription and $500 per year for a school subscription, making it an easy purchase using discretionary funds. We market TeacherWeb as a standalone product and also package it with sales of Study Island.

Northstar Learning

In recognition of the significant postsecondary education market opportunity, we developed our Northstar Learning product line, which was initially launched in April 2009. Northstar Learning uses the same proprietary web platform as Study Island, to provide instruction, practice, assessment and test preparation for targeted high enrollment postsecondary course areas. The key features and product functions of Northstar Learning are substantially similar to those of Study Island.

We currently offer Northstar Learning products for GED exam preparation, developmental studies in college readiness English/language arts and mathematics and allied health, and we are planning to launch PRAXIS teacher certification products.

•	GED exam preparation. Northstar Learning offers products for each of the five GED testing modules covered in the GED exam, which grants a diploma to adults that do not have a high school diploma. These modules are reading, writing, math, social studies and science.

•	Developmental Studies. Northstar Learning offers developmental English/language arts and math programs for the approximately 42% of community college freshmen and 20% of four-year college freshmen who are required to raise their proficiency levels before colleges and universities allow them to enroll in credit-bearing courses.

•	Allied Health programs. We recently launched six allied health products to help students in these certificate and Associate Degree allied health programs master the required content and pass the applicable health career licensure exams. We intend to launch six additional products in late 2009.

•	PRAXIS teacher certification. Northstar Learning plans to publish products in late 2009 and early 2010 to assist educators to prepare for and pass the PRAXIS series assessments developed by the Educational Testing Service and used by states as part of their teacher licensure and certification processes.

We intend to develop additional Northstar Learning products to address other vocational-technical career programs that require certification exams and online study guides for more difficult college and university courses. We also intend to expand our marketing and sales efforts to increase awareness of the Northstar Learning brand and products, and replicate our K-12 sales efforts and word-of-mouth viral marketing in the postsecondary market.

Northstar Market Opportunity

We developed Northstar Learning to capitalize on the U.S. postsecondary education market, which is significant. NCES estimates that approximately 18.2 million students were enrolled in degree-granting postsecondary institutions during the 2007-2008 school year. In 2006, approximately 39 million adults in the United States in the 18-64 age group did not have a high school diploma, but only about 0.9% of them earned a GED. Only about 68% of adults who took at least one of the five GED tests passed the test in 2006, 72% passed in 2007 and 73% passed in 2008. In 2008, 777,000 candidates took at least one of the five GED tests versus 714,000 in 2006, a 8.8% growth rate.

In addition, U.S. adult education enrollment in adult basic education, adult secondary education and English as a second language programs was about 2.4 million in the 2006-2007 school year. About 38% of these students were enrolled in basic education reading and/or math levels below eighth grade courses, 16% were enrolled in adult secondary education courses and 46% were enrolled in English as a second language courses.

Many of the occupations projected to grow the fastest in the economy are concentrated in the health care industry. According to a U.S. Bureau of Labor Statistics report, health care was the largest U.S. industry in 2006 and health care will generate 3 million wage and salary jobs between 2006 and 2016, more than any other industry. Many of these occupations require some form of licensure or certification, but most workers have jobs that require less than four years of college education, according to the U.S. Bureau of Labor Statistics report.

Our Customers

Approximately 97% of our service revenue in 2008 came from Study Island subscriptions from U.S. public and private schools and individual buys. In the 2008-2009 school year, Study Island products were used by approximately 8.3 million students in over 19,200 schools across 50 states including Washington, DC. Our principle customers are teachers, school principals, curriculum directors, Title I and Title III directors, superintendents, chief technology officers and other administrators. In 2008, the average school invoice price for Study Island was $1,854. In addition, no single customer accounted for more than 1.5% of our total invoiced sales in 2006, 2007 or 2008.

As of June 30, 2009 TeacherWeb had 110,250 customers across 14,700 U.S. and Canadian schools and approximately 301 international customers across 72 countries.

As of June 30, 2009, we had 997 Northstar Learning subscribers for our GED products.

Marketing, Sales and Customer Support

Marketing Activities

Our marketing strategy is to continually increase Study Island brand awareness, to introduce the Northstar Learning brand, and to continually generate qualified prospect leads for our sales teams. We focus our marketing efforts on individual schools, principals and teachers for sales to both new and existing customers.

Our primary Study Island marketing activities include:

•	targeted campaigns to schools, such as search engine marketing, direct mail, e-mail marketing and print advertisements;

•	participation in tradeshows;

•	building on relationships with satisfied school customers to target new sales in other schools in the same district, in the entire district or in adjacent school districts;

•	customer newsletters and advertising inserts sent to schools with renewal reminders, including information about new and upgraded products;

•	webinars for existing customers introducing them to new products, add-on features and upgrades;

•	incentives such as free months to attract new customers or free trials of add-on products to attract renewals; and

•	assistance by our grant/bid writer and contract manager to existing customers for funding, grant requests and completion of district contracts.

We market TeacherWeb through tradeshows, web advertising and in connection with our Study Island marketing and field sales efforts. We are developing our marketing plans for our recently launched Northstar Learning product line. We have launched successful print advertising campaigns for Northstar Learning and expect additional marketing activities to be similar to those of Study Island, but with a focus on adult learning centers and alternative high schools for GED and postsecondary public and private institutions for developmental studies and allied health. We recently hired a Northstar Learning marketing coordinator who is responsible for search engine optimization, direct mail and e-mail marketing campaigns and participation in tradeshows to capture sales and qualified leads in the postsecondary market.

Study Island pricing is available on Study Island’s website (www.studyisland.com) at each state landing page; TeacherWeb’s pricing is available on TeacherWeb’s website (www.teacherweb.com); and Northstar Learning’s pricing is available on Northstar Learning’s website (www.northstarlearning.com). Our products and services are strategically priced to fall within the discretionary spending budgets of teachers and school administrators. The information that appears on these websites is not part of, or incorporated into, this prospectus. We evaluate our pricing on an annual basis and determine increases to reflect product enhancements, operating costs, the increased value of our products to our customers, and inflation and other economic factors impacting our markets.

Field-based and Inside Sales Channels

We have three sales teams: a Study Island sales team, a TeacherWeb sales team and a Northstar Learning sales team.

The Study Island sales team, our largest, is led by our vice president of sales and is divided into outside or field-based sales representatives overseen by five regional managers, a smaller inside sales team and an inside account manager with a team focused on renewals and sales of add-on products. Our field-based sales representatives are strategically located in and are responsible for larger enrollment metropolitan customer bases, and our inside sales team focuses on sales in more rural geographies. Our Study Island sales strategy begins with site-based or school level contact and focuses on individual school principals and teachers. Additionally, the Study Island sales team strives to enhance customer awareness of our newer TeacherWeb and Northstar Learning brands.

Our TeacherWeb sales team consists of four inside sales and customer service representatives, who focus on selling TeacherWeb to existing Study Island customers as well as using the same Study Island inside sales model and techniques to close new sales at the school level. We additionally rely on our marketing efforts at tradeshows to generate sales leads and make outside sales.

Similar to the Study Island sales team, our Northstar Learning sales team consists of four field-based sales representatives (east, south, midwest and west) and two inside sales representatives who handle rural accounts, both managed by our national sales manager. This group will focus exclusively on adult learning centers and postsecondary institutions. Over time, we plan to add more sales representatives and eventually hire a dedicated postsecondary sales manager.

Customer Support

We provide our customers with service through our Implementation, Training, and Customer Relations teams. Our Implementation team provides free customized implementation assistance to schools, including contacting schools when we detect low levels of usage to learn how we may improve implementation and usage of our product in the school. Our Training department develops teacher and administrator training materials, hosts webinars and conducts site visits and in-school training sessions, as well as online trainings and phone consultations. Our Customer Relations team provides free unlimited support to our customers, who may contact us via phone, live chat or by email. Approximately 31% of our Customer Relations team are former teachers, and 50% have customer service and IT backgrounds. Our Customer Relations team also recently won the 2009 STEVIE AWARD, sponsored by Business Week, in recognition of its outstanding level of customer service.

Our Competition

Study Island competes primarily with other providers of supplemental educational materials and online learning tools. We believe Study Island’s principal competitors include:

•	providers of online and offline supplemental instructional materials for the core subject areas of reading, mathematics, science and social studies for K-12 institutions;

•	companies that provide K-12-oriented software and online-based educational assessment and remediation products and services to students, educators, parents and educational institutions;

•	the assessment divisions of established education publishers, including Pearson Education, Inc., The McGraw-Hill Companies and Houghton Mifflin Harcourt Company;

•	providers of online and offline test preparation materials;

•	traditional print textbook and workbook companies that publish K-12 core subject educational materials, standardized test preparation materials or paper and pencil assessment tools;

•	summative assessment companies that have expanded their product lines to include formative assessment and instruction products;

•	non-profit and membership educational organizations and government agencies that offer online and offline products and services, including in some cases at no cost, to assist individuals in standards mastery and test preparation; and

•	providers of website hosting for teachers and schools.

We believe the principal competitive factors in Study Island’s market are:

•	quality of content and deep customization to standards;

•	formative assessment and reporting to inform instruction;

•	ease of use, including whether a product is available online;

•	program efficacy and the ability to provide improved student outcomes;

•	ability to engage students;

•	quality of customer support;

•	vendor reputation; and

•	price.

TeacherWeb competes primarily with other similar website portal and teacher productivity programs designed to help educators create and manage classroom and school websites. The K-12 market for these solutions is highly fragmented with no dominant provider. TeacherWeb also competes with in-house website development efforts at the class, school and district level.

We believe the principal competitive factors in TeacherWeb’s market are ease of use, comprehensiveness in terms of functionality, particularly education-specific features, and price. Other factors include, performance, security, scalability, flexibility and reliability of the service, quality of customer support and vendor reputation and brand awareness.

Northstar Learning competes primarily with textbook, workbook, study guide and software products published by the large postsecondary publishers, such as Pearson, McGraw-Hill, Cengage, Wiley and Mosby (Reed Elsevier).

We believe the principal competitive factors in Northstar Learning’s market are similar to those outlined above for Study Island.

Technology

Engineering

Our Study Island, TeacherWeb and Northstar Learning systems are built upon lightweight platforms enabling our customers to access the full set of functionality via a standard browser. Our systems operate in a completely hosted manner, eliminating the need for our customers to run any special hardware or software. This is a basic design criteria in our software architecture, to provide the most extensive set of services possible that are completely independent from our customer’s unique systems environment. We will continue to invest in improving the performance, functional depth and the usability of our services to better meet our customer’s needs.

Our systems are constructed as highly scalable, software-as-a-service (SaaS) applications that use commercially available hardware and a combination of proprietary and off-the-shelf software from companies such as Adobe and Microsoft. Our software development team has constructed proprietary services and leveraged existing capabilities such as database connection pooling and user session management tuned to our specific architecture and environment, allowing us to continue to scale our service. This provides a stateless environment, in which users are not bound to a single server but can be routed in the most optimal way to any number of servers, with an advanced data caching layer.

Our systems have been implemented to allow all customers to operate as logically separate tenants in the central applications and databases. This allows us to spread the cost of delivering the total set of services across the user base, such that we do not have to manage thousands of distinct applications with their own business logic and database schemas. As a result, we have the ability to scale our application and core business in a very fast and efficient manner. Moreover, we can focus our resources on building new functionality to deliver to our customer base as a whole rather than on maintaining an infrastructure to support each of their distinct applications.

Our engineering team is constantly focused on improving and enhancing the features, functionality and security of our existing service offerings, as well as developing new capabilities such as the upcoming release of a new version of Study Island. As a result of our proven SaaS model, our existing customers will be able to realize the full value of these enhancements without the need to go through a massive upgrade process.

Operations

We serve all of our customers and users from a single, third-party web-hosting facility located in Dallas, Texas, leased from Colo4Dallas, Inc. The Colo4Dallas facility is built to a high level of availability and control and is secured by around-the-clock guards, biometric access screening and escort-controlled access, and is supported by on-site backup generators in the event of a power failure. Bandwidth to the internet is provided by multiple independent companies and we continuously monitor the performance of this service. The monitoring features that exist include centralized performance consoles, automated load distribution tools and various self-diagnostic tools and programs.

In the fourth quarter of 2009, as part of our disaster recovery arrangements, all of our customers’ data will be replicated in a separate back-up facility near Chicago, Illinois. This is designed to both protect our customers’ data and ensure service continuity in the event of a major disaster. Even in the case of a catastrophic disaster at the Colo4Dallas facility, our strategy will allow for full operation within 24 hours or less.

Integration with District Student Interoperability Systems

The Study Island core web application has been designed to integrate with Student Interoperability Systems, or SIS, which employ the Student Interoperability Framework, of SIF, specifications, as a method for overall student tracking. SIF creates a common set of specifications to allow different applications to interact and share data, and facilitates the use of technology in education. The use of SIF allows Study Island to maintain a real-time roster for each one of its SIF enabled districts, and facilitates the transition of information from one school to another within a district. Our engineering team is available to work directly with a school district’s technology team to assist with information transfers.

Intellectual Property

We develop proprietary educational content and assessment and reporting materials, and a significant majority of the questions and materials in our Study Island and Northstar Learning products have been developed internally. We rely on copyright protection for our internally developed content. We also own or license a number of trademarks, service marks, trade secrets and other intellectual property rights that relate to our products and services. Our content development costs in the years ended December 31, 2006, 2007 and 2008 were $0.7 million, $1.2 million and $2.2 million, respectively. We continue to invest in our intellectual property as we develop new content and expand the scope of our products and services. As appropriate, we also utilize confidentiality and licensing agreements with our employees, students, independent contractors and suppliers.

We license a portion of our content from third parties. For example, we currently license graphic novels from ABDO Books and content based on the “Timbertoes®” characters from Highlights for Children. We attempt to use internally developed or public domain material in our products when possible, but as we continue to develop new products and services, we may enter into licenses with additional third parties.

We own several internet domain names that include the terms Study Island, Archipelago Learning, TeacherWeb and Northstar Learning, among others.

Employees

As of June 30, 2009 we had 206 employees, consisting of 202 full-time and 4 part-time employees. As of June 30, 2009, we had 25 employees in content development, 113 employees in sales and marketing, 46 employees in IT and programming, 22 general and administrative employees. None of our employees are represented by a collective bargaining agreement. We believe our employee relations are good.

Properties

Our corporate headquarters are located in Dallas, Texas, where we lease a total of 18,508 square feet of space under a lease that expires on May 31, 2012 and 4,656 square feet of space under a lease that expires on February 28, 2010. We do not lease office space for our field-sales representatives.

Legal Proceedings

We currently are not subject to any material litigation or regulatory proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages as of October 12, 2009, of each person who is and who will be a director or executive officer of Archipelago Learning, Inc. upon the Corporate Reorganization and the consummation of this offering. The descriptions below include each such person’s service as a board member, executive officer or employee of Archipelago Learning Holdings, LLC and our predecessors.

Name	Age	Position

Tim McEwen	56	President, Chief Executive Officer and Director
James Walburg	55	Executive Vice President, Chief Financial Officer and Secretary
Ray Lowrey	52	Senior Vice President and Chief Technology Officer
Cameron Chalmers	33	Vice President and Director
Julie Huston	42	Vice President of Sales
David Muzzo	34	Vice President and Director
David Phillips	32	Director
Michael Powell	46	Director
Peter Wilde	41	Chairman

Tim McEwen has been our Chief Executive Officer since March 2007. From January 2004 to March, 2007, Mr. McEwen served as Chief Executive Officer of Harcourt Achieve, Inc., a multinational education company. From July 2000 to December 2003, Mr. McEwen served as Executive Vice President and Chief Operating Officer of Haights Cross Communications, Inc., which specializes in the development and publication of educational products. From 1996 to 2000, Mr. McEwen served as President and Chief Executive Officer of Thomson Learning’s Higher Education and Lifelong Learning Groups (now Cengage Learning), a publisher of print and digital educational products. Mr. McEwen serves on the board of directors of Edline Holdings LLC, an educational technology company. Mr. McEwen received a B.S. in Education from East Stroudsburg State University and an M.S. in Education from the University of Georgia.

James Walburg has been a vice president and Chief Financial Officer since May 2007. From January 2004 to March 2007, Mr. Walburg served as Senior Vice President and Chief Financial Officer of First American Payment Systems, L.P., a large credit card processing company. From September 1994 to January 2004, Mr. Walburg served as Senior Vice President of Finance and Administration as well as Vice President and Treasurer of IMCO Recycling Inc., a publicly traded metals company. Prior to this, Mr. Walburg also held management positions at NTS, Inc. and Diamond Shamrock Corporation. Mr. Walburg is a certified public accountant and received a B.S. in Economics from the University of Pennsylvania’s Wharton School and an M.B.A. from the Southern Methodist University Cox School of Business.

Ray Lowrey has been Senior Vice President and Chief Technology Officer since September 2008. From July 2007 to September 2008, Mr. Lowrey served as a Senior Vice President and Chief Technology Officer of Cengage Learning, a publisher or print and digital educational products. Prior to August 2007, Mr. Lowrey also served as Chief Technology Officer of Thomson Gale, an educational publisher, and served in several senior level positions in technology management and software development for EG&G Mound Applied Technologies and Monsanto Research Corporation. Mr. Lowrey received a B.S. in Computer Science and an M.B.A. from the University of Dayton.

Cameron Chalmers co-founded Study Island, in May 2000 and has been Vice President and Director since January 2007. Prior to founding us, Mr. Chalmers served as a software engineering Lead Developer for Lucent Technologies. Mr. Chalmers received a B.S. from Vanderbilt University. Mr. Chalmers intends to resign from the board of directors upon the consummation of this offering but will continue to serve as Vice President.

Julie Huston has been our Vice President of Sales since April 2008. Ms. Huston joined us as an independent contractor as a Michigan sales representative in August 2002. In January 2007, Ms. Huston was

employed by us as a regional sales manager before becoming our Vice President of Sales in April 2008. Prior to joining us, Ms. Huston was Co-Founder and President of Training Express. From 1989 to 1991, Ms. Huston also served as Director of Public Relations and Advertising for Olympia Entertainment. Ms. Huston received a B.A. in English from the University of Michigan.

David Muzzo co-founded Study Island in May 2000 and has been Vice President and Director since January 2007. Prior to founding us, Mr. Muzzo co-founded Captive Marketing Concepts, an advertising firm specializing in indoor billboard advertising which was later sold to AJ Indoor Advertising in 1999. Mr. Muzzo received a B.S. from Vanderbilt University. Mr. Muzzo intends to resign from the board of directors upon the consummation of this offering but will continue to serve as Vice President.

David Phillips has been a member of our board of directors since January 2007. Mr. Phillips is a Vice President of Providence Equity Partners. Prior to joining Providence Equity Partners in 2005, Mr. Phillips worked at Hutchison Whampoa China and at Goldman Sachs in the Principal Investment Area. Mr. Phillips serves on the board of directors of Edline Holdings, Inc. an educational technology company, and JBP Holdings, LLC, which owns Assessment Technologies Institute, a provider of online educational products, and Jones & Bartlett Publishers, an educational publisher for higher education and vocational training. Mr. Phillips received a B.A. from Princeton University and an M.B.A. from Harvard Business School.

Michael Powell has been a member of our board of directors since December 2008. Mr. Powell is the chairman and chief executive of the MK Powell Group, a communications consulting firm, where he has been employed since April 2005. Mr. Powell served also as a Senior Advisor of Providence Equity Partners since July 2005. From January 2001 to April 2005, Mr. Powell served as Chairman of the Federal Communications Commission and just prior, from October 1997 to December 2000, as a Commissioner. From December 1996 to October 1997, Mr. Powell served as Chief of Staff of the Antitrust Division of the Department of Justice. From July 1994 to December 1996, Mr. Powell was an associate in the law firm of O’Melveny & Meyers and clerked for the Hon. Harry T. Edwards, Chief Judge of the U.S. Court of Appeals for the D.C. Circuit from July 1993 to July 1994. From March 1988 to July 1990, Mr. Powell served as a policy advisor to Secretary of Defense Richard B. Cheney. Mr. Powell serves on the board of directors of Cisco Systems, Altegrity, Object Video, the Rand Corporation, the Aspen Institute and America’s Promise. He also serves on the board of advisors for the Disabled Veterans for Life Memorial effort. Mr. Powell received a B.A. in Government from the College of William and Mary and received a J.D. from Georgetown University Law Center.

Peter Wilde has been a member of our board of directors and Chairman since January 2007. Mr. Wilde is a Managing Director of Providence Equity Partners. Prior to joining Providence Equity Partners in 2002, Mr. Wilde was a General Partner at BCI Partners, where he began his career in private equity investing in 1992. Mr. Wilde is also a director of Asurion Corp., a provider of wireless subscriber services, Decision Resources, Inc., a provider of healthcare research, Edline Holdings, Inc. an educational technology company, Education Management Corporation, a provider of post-secondary education, JBP Holdings, LLC, which owns Assessment Technologies Institute, a provider of online educational products, and Jones & Bartlett Publishers, an educational publisher for higher education and vocational training, Kerasotes Theatres, Inc., a motion picture exhibition company, and Survey Sampling International LLC. Mr. Wilde received a B.A. from Colorado College and an M.B.A. from Harvard Business School.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our bylaws will provide that our board of directors will consist of between           and           directors. Upon the consummation of this offering, our board of directors will consist of           directors.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that           are independent directors under the applicable rules of the NYSE and Nasdaq and as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

After completion of this offering, Providence Equity Partners will continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE and Nasdaq corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain NYSE or Nasdaq corporate governance standards, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE or Nasdaq corporate governance requirements.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon the consummation of this offering, our board of directors will have three committees: the audit committee, the compensation committee, the nominating and corporate governance committee.

Audit Committee

The primary purpose of the audit committee is to assist the board’s oversight of:

•	the integrity of our financial statements;

•	our systems of control over financial reporting and disclosure controls and procedures;

•	our compliance with legal and regulatory requirements;

•	our independent auditors’ qualifications and independence;

•	the performance of our independent auditors and our internal audit function;

•	all related person transactions for potential conflict of interest situations on an ongoing basis; and

•	the preparation of the report required to be prepared by the committee pursuant to SEC rules.

Upon the consummation of this offering, Messrs.           ,           and           will serve on the audit committee. Mr.            will serve as chairman of the audit committee and also qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K. Our board of directors has affirmatively determined that Messrs.           ,           and           meet the definition of “independent directors” for the purposes of serving on the audit committee under applicable SEC and the NYSE and Nasdaq rules, and we intend to comply with these independence requirements within the time periods specified.

Compensation Committee

The primary purpose of our compensation committee is to:

•	recommend to our board of directors for consideration, the compensation and benefits of our executive officers and key employees;

•	monitor and review our compensation and benefit plans;

•	administer our stock and other incentive compensation plans and programs and prepare recommendations and periodic reports to the board of directors concerning such matters;

•	prepare the compensation committee report required by SEC rules to be included in our annual report;

•	prepare recommendations and periodic reports to the board of directors as appropriate; and

•	handle such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Upon the consummation of this offering, Messrs.           ,           and           will serve on the compensation committee, and Mr.            will serve as the chairman. Our board of directors has affirmatively determined that each of          ,           and           meets the definition of “outside director” for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended and the definition of “non-employee director” for the purposes of Section 16 of the Exchange Act.

Nominating and Corporate Governance Committee

The primary purpose of the nominating and corporate governance committee is to:

•	identify and recommend to the board individuals qualified to serve as directors of our company and on committees of the board;

•	advise the board with respect to the board composition, procedures and committees;

•	develop and recommend to the board a set of corporate governance guidelines and principles applicable to us; and

•	review the overall corporate governance of our company and recommend improvements when necessary.

Upon the consummation of this offering, Messrs.           ,           and           will serve on the nominating and corporate governance committee, and Mr.            will serve as the chairman.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics will be available on our website at www.archipelagolearning.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

Executive Officers

Each of our executive officers has been elected by our board of directors and will serve until his or her successor is duly elected and qualified.

Director Compensation

Prior to this offering, we have not paid our directors any compensation for their board service. On          , our board of directors approved a plan for annual compensation for our directors who are not our employees or employees of Providence Equity Partners, effective as of the date of the consummation of this offering. These directors will receive an annual retainer of $      and a fee of $      for each meeting they attend. The annual retainer will be payable at the director’s option either 100% in cash or 100% in shares of our common stock. In addition, these directors will receive an annual restricted share award with a grant date fair market value of $          , which will vest on the first anniversary of the grant date. The non-management chair of the audit committee will receive an additional $      fee payable at his or her option either 100% in cash or 100% in shares of our common stock. No separate committee meeting fees will be paid.

All directors are reimbursed for reasonable travel and lodging expenses incurred by them in connection with attending board and committee meetings.

Indemnification of Officer and Directors

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law, or DGCL. Upon the completion of this offering, we intend to have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis section provides information about the material elements of the compensation paid, awarded to or earned by our “named executive officers,” who consist of our chief executive officer, our senior vice president and chief financial officer, and our four other most highly compensated executive officers. For 2008, the named executive officers were:

•	Tim McEwen, our President and Chief Executive Officer;

•	James Walburg, our Executive Vice President, Chief Financial Officer and Secretary;

•	Ray Lowrey, our Senior Vice President and Chief Technology Officer;

•	Cameron Chalmers, our Vice President and Director;

•	Julie Huston, our Vice President of Sales; and

•	David Muzzo, our Vice President and Director.

This compensation discussion and analysis section addresses and explains the compensation practices that were followed in 2008 and prior periods, the numerical and related information in the summary compensation and other tables presented below as well as a discussion of our anticipated future compensation policy and approach.

History

Prior to this offering, we were a privately held company with a limited number of equityholders. As such, we have not been subject to stock exchange listing requirements or SEC rules requiring a majority of our board of directors be independent or relating to the formation and functioning of board committees, including a compensation committee. We intend to establish a compensation committee in connection with this offering.

Most, if not all, of our prior compensation policies have been the product of negotiations between the named executive officers and our founders or the board of managers of Archipelago Learning Holdings, LLC. Prior to the Providence Equity Transactions, compensation for all of our employees was determined solely by our founders, Messrs. Chalmers and Muzzo. In connection with the Providence Equity Transactions and the hiring of Messrs. McEwen, Walburg and Lowrey, we entered into employment agreements with our founders, Mr. Chalmers and Mr. Muzzo, as well as with certain of our named executive officers, including Mr. McEwen, Mr. Walburg and Mr. Lowrey. In August 2009, we entered into an employment agreement with Ms. Huston. In August 2009, Messrs. McEwen and Walburg entered into new employment agreements, which we refer to as each of their “new employment agreements.” The terms of all of those employment agreements were negotiated by the employee and the board of managers of Archipelago Learning Holdings, LLC. Compensation decisions for 2008 relating to our named executive officers who were party to employment agreements, including the determination of annual bonuses and other incentive-based awards, were also made by the board of managers of Archipelago Learning Holdings, LLC. Compensation decisions for 2008 relating to Ms. Huston, the only named executive officer who did not have employment agreement in 2008, were made collectively by Messrs. McEwen and Walburg, in consultation with the board of managers of Archipelago Learning Holdings, LLC.

Objectives and Philosophy of Executive Compensation Policy

Our objective is to maintain a compensation policy that provides a competitive total executive compensation package that attracts and retains individuals of exceptional ability and managerial talent in a highly competitive market. Our executive compensation program is designed to align executive compensation with our key strategic, financial and operational goals and with the long-term interests of our stockholders.

After the consummation of this offering, the compensation committee will be responsible for implementing and administering all aspects of our benefits and compensation plans and programs. Members of our compensation committee will be “outside directors” for the purposes of Section 162(m) of the Internal

Revenue Code, as amended. We anticipate that the compensation committee will make certain determinations in consultation with and based on recommendations by Messrs. McEwen and Walburg.

For 2009, the compensation committee will review overall company and individual performance, as well as the applicable terms of any employment agreements, in connection with the review and determination of each named executive officer’s compensation. For company performance, it is anticipated that the compensation committee will review service revenue, invoiced sales and Adjusted EBITDA. See “Prospectus Summary — Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Service Revenue and Expense” for more detailed descriptions of these metrics. As an emerging growth company, we believe that increasing revenue and profitability are directly related to increasing stockholder value and linking compensation with company performance in these areas is supportive of the long-term interests of stockholders. Ms. Huston’s performance will also be based on the achievement of sales goals, including overall sales, new business sales and sales to existing customers. For individual performance, we also anticipate that the compensation committee will review the executive’s achievement of non-financial objectives and will consult with and consider the recommendations of Mr. McEwen. The compensation committee may also make compensation decisions on a discretionary basis.

We anticipate that in future periods, the compensation committee may engage an independent outside compensation consultant to construct a peer group of companies, provide market information, provide advice on market practices and support specific decisions regarding compensation for named executive officers. In addition, we expect that Messrs. McEwen and Walburg, in consultation with the board of directors, will establish an annual budget that will include sales targets and other performance-related goals, which the compensation committee may consult in making decisions with respect to bonuses and other payments.

Tax and Accounting Considerations

While we generally considered the financial accounting and tax implications of our executive compensation, neither element was a material consideration in the compensation awarded to our named executive officers in 2008.

Elements of Executive Compensation

Our executive compensation includes the following elements: base salaries, annual performance bonuses, an equity compensation plan, a defined contribution plan and a benefits package.

Base Salary

We establish base salaries for our executive officers generally based on the scope and essential elements of each of his or her duties, as well as the abilities, performance and experience of the named executive officers. We seek to set these salaries competitively, with the intent to attract and retain our key executive officers. Each of Messrs. McEwen’s, Walburg’s, Lowrey’s, Muzzo’s and Chalmers’s and Ms. Huston’s employment agreement establishes their respective base salaries, which may be increased at the discretion of the board of managers of Archipelago Learning Holdings, LLC based on their evaluation of our performance over the year, the executive officer’s performance of his or her duties and the impact of the executive officer’s performance in driving our growth and earnings. We use Adjusted EBITDA as a key measure in determining our performance and, therefore, Adjusted EBITDA is another factor the board of managers may consider in making adjustments to base salaries. We anticipate that the board of directors and the compensation committee may consider market practice in adjusting base salaries as well. The board of managers of Archipelago Learning Holdings, LLC approved increases in each of Messrs. McEwen’s, Walburg’s, Chalmers’s and Muzzo’s base salaries for 2008 and approved increases in each of Messrs. McEwen’s and Walburg’s base salaries for 2009. The board of managers of Archipelago Learning Holdings, LLC also approved each of Messrs. McEwen’s and Walburg’s new employment agreements. See “— Employment Agreements.” Ms. Huston’s base salary for 2008 was established by the board of managers of Archipelago Learning Holdings, LLC in consultation with Messrs. McEwen and Walburg and has been reviewed on an annual basis, based on factors including the general performance of our sales team, growth into additional sales markets resulting in increased responsibility, the growth of our sales team and annual increases in our sales. We anticipate that Messrs. McEwen and Walburg will continue to make recommendations and consult with our board of directors and the compensation committee in making compensation decisions after the completion of this offering.

Annual Performance Bonus

We believe it is important to provide cash incentive bonuses to provide incentives for our executive officers to meet annual company and individual objectives established by our board of directors, in consultation with Messrs. McEwen and Walburg (other than bonuses for the chief executive officer and chief financial officer, which were established solely by the board of managers of Archipelago Learning Holdings, LLC and will be established by our board of directors), and to reward performance for meeting those objectives. Bonus arrangements are identified in employment agreements and are generally determined by company performance as measured against the budget for the applicable year. For a discussion of the bonus arrangements in the employment agreements for the named executive officers and for amounts awarded in 2008, see “— Employment Agreements” and “— Grants of Plan-Based Awards in 2008.” In 2008, the board of managers of Archipelago Learning Holdings, LLC made discretionary adjustments to the bonus payments to Messrs. McEwen, Walburg, Chalmers and Muzzo set forth in their respective employment agreements based on an evaluation of our performance, the executive officer’s performance of his duties and the impact of the executive officer’s performance in driving our growth and earnings. We use Adjusted EBITDA as a key measure in determining our performance and therefore, Adjusted EBITDA is another factor the board of managers considers in making adjustments to annual bonus payments. In 2008, Adjusted EBITDA was $21.9 million compared to $14.1 million in 2007 and $8.1 million in 2006. Given this 55% increase in Adjusted EBITDA from 2007 to 2008 and 73% increase in Adjusted EBITDA from 2006 to 2007, our board of managers approved increases in bonus payment for certain of our executive officers for both 2007 and 2008. We anticipate that the compensation committee will also exercise a measure of discretion in determining bonus awards in future periods based on similar factors.

Executive officers and other employees who are not party to employment agreements are also eligible for annual performance bonuses. Ms. Huston, as the Vice President of Sales, is eligible for a performance bonus twice a year, as set forth in her employment agreement, and prior to her entry into an employment agreement, as established by the board of directors in consultation with Messrs. McEwen and Walburg, reflecting performance during the two six-month sales cycles in a calendar year, ending in June and December. Historically, Messrs. McEwen and Walburg have determined Ms. Huston’s bonus based on the results during the applicable period as compared with target sales levels, previously set according to a formula tied to overall sales results for the business and specific performance targets. We expect that the compensation committee will continue to assess Ms. Huston’s and other members of the sales team’s performance bonus in this manner after the consummation of this offering. Bonus payments for Messrs. McEwen, Walburg, Lowrey, Chalmers and Muzzo are made once a year after our financial results for the prior year are available. Bonus payments for our other executive officers and employees are made twice a year, based on six-month performance periods. We expect that the compensation committee will consult with Messrs. McEwen and Walburg and continue to assess these performance bonuses in a similar manner after the consummation of this offering.

Equity Compensation Plan

In connection with the Providence Equity Transactions, we established the 2007 Equity Compensation Plan as a long-term compensation program that compensates our executive officers and certain other employees using equity-based awards and accordingly compensates our executive officers and certain other employees based on the value of our equity. We believe that when our executive officers possess an ownership interest in us, they have a continuing stake in our long-term success.

Under the 2007 Equity Compensation Plan we granted Class B and Class C shares in Archipelago Learning Holdings, LLC to our executive officers and certain other employees in accordance with the terms of the Archipelago Learning Holdings, LLC Agreement. These participation shares were granted to employees who we determined to be key employees for our business, in connection with certain employee promotions and to certain newly hired employees. The Class B shares vest over time subject to the participant’s continued employment by or service to Archipelago Learning, LLC. The Class C shares are subject to performance hurdles and holders of the Class C shares are only entitled to distributions if he or she is employed by or provides service to Archipelago Learning, LLC at the time that distributions are made.

Each vested Class B share and Class C share is entitled to participate in distributions in accordance with the terms of the Archipelago Learning Holdings, LLC Agreement. No holder of Class B or Class C shares is eligible to receive distributions until the holders of the Class A and Class A-2 shares have received distributions equal to 100% of their capital contributions and the holders of Class A shares have also received a preferred return of 12% per annum on the Class A capital contributions. Once these distributions have been made, holders of the Class A, Class A-2 and vested Class B shares become eligible to receive distributions subject to cumulative percent limitations. No distribution can be made on account of a Class B share that has not yet vested. Amounts that would otherwise be paid on account of these shares are credited to the member’s capital accounts and will be distributed once these shares have vested. If any unvested shares are forfeited, such amounts will be distributed to the Class A and Class A-2 holders on a pro rata basis, in proportion to the number of shares held by Class A and Class A-2 holders. In addition, some of the Class B shares are subject to a distribution threshold, which means they are not entitled to receive any portion of any distribution until the aggregate amount of distributions on all shares outstanding on the date of grant of such Class B shares has exceeded a specified distribution threshold. Once the distribution threshold has been met, such Class B shares are entitled to participate in distributions. The Class C shares are not entitled to any portion of any distributions until the holders of Class A and Class A-2 shares have received certain multiples of cash-based returns on their respective investment in the Class A and Class A-2 shares.

Once the Class B and Class C shares become entitled to participate in distributions, each Class B and Class C share entitled to participate in a distribution is entitled to a pro rata amount of the distribution payable on the Class B shares and Class C shares, respectively, in proportion to the total number of Class B shares and Class C shares, respectively.

All Class C shares and any unvested Class B shares will be forfeited if any participant is no longer our employee. All Class B and Class C shares will be forfeited if the participant’s employment is terminated by us for cause or by the participant without good reason. In addition, all Class B shares and Class C shares will be forfeited upon a holder’s breach of any covenants relating to non-competition, non-solicitation or non-disclosure in any agreement.

The initial public offering is treated as a liquidation event of Archipelago Learning Holdings, LLC, and holders of Class B shares and Class C shares will receive our common stock, restricted common stock and/or restricted stock unit awards in an amount equal to the value they would have received upon a liquidation of Archipelago Learning Holding, LLC with liquidation proceeds implied by the initial public offering price. In connection with this offering and upon the consummation of the Corporate Reorganization, Archipelago Learning, Inc. will:

•	issue an aggregate of shares of common stock to our officers, directors and employees who hold Class B shares of Archipelago Learning Holdings, LLC in exchange for all of their vested Class B shares;

•	issue an aggregate of shares of restricted common stock subject to time-based vesting to our officers, directors and employees in exchange for all of their unvested Class B shares of Archipelago Learning Holdings, LLC;

•	issue an aggregate of shares of common stock and an aggregate of restricted stock unit awards subject to vesting based on, among other things, the trading price of our common stock, to our officers, directors and employees (other than our chief executive officer, chief financial officer, chief technology officer and co-founders) in exchange for their Class C Shares; and

•	issue an aggregate of shares of restricted common stock and an aggregate of restricted stock unit awards, in each case subject to vesting based on, among other things, the cash returns to Providence Equity Partners in respect of shares of common stock held by Providence Equity Partners, to our chief executive officer, chief financial officer, chief technology officer and co-founders in exchange for their Class C shares.

See “Corporate Reorganization” and “Certain Relationships and Related Person Transactions.”

In addition, in connection with this offering, our board of directors will adopt a new equity benefit plan as described under “— 2009 Omnibus Incentive Plan” pursuant to which a total of           shares of our common stock will be reserved for issuance. The compensation committee will determine, subject to any employment agreements, any future equity awards that each named executive officer will be granted pursuant to the 2009 Omnibus Incentive Plan.

Other Benefits

We provide the following benefits to our named executive officers on the same basis as other eligible employees:

•	health, vision and dental insurance;

•	life insurance;

•	long-term and short-term disability; and

•	a 401(k) defined contribution retirement plan.

In addition, we provide a matching contribution to all employees of up to 3% of employee contributions to the defined contribution retirement plan, plus 50% of the amount of the plan participant’s deferred compensation that exceeds 3% of the participant’s compensation, but not in excess of 5% of the participant’s compensation.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2008, 2007 and 2006 earned by or paid to our named executive officers.

				Class B	Class C
			Cash	Equity	Equity	All Other
		Salary(1)	Bonus	Awards(2)	Awards(2)	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

Tim McEwen	2008	259,875	260,000	150,929	—	6,404	677,208
President and	2007	199,904	123,750	146,794	121,717	134,059	726,224
Chief Executive Officer(3)	2006	—	—	—	—	—	—

James Walburg	2008	215,000	215,000	27,965	6,086	9,308	473,359
Executive Vice President,	2007	118,974	100,000	23,854	19,779	2,667	265,274
Chief Financial Officer and	2006	—	—	—	—	—	—
Secretary(4)

Ray Lowrey	2008	82,462	130,000	—	—	6,074	218,536
Senior Vice President and	2007	—	—	—	—	—	—
Chief Technology Officer(5)	2006	—	—	—	—	—	—

Julie Huston	2008	136,788	132,500	9,099	6,086	9,613	294,086
Vice President of Sales(6)	2007	134,203	62,760	5,505	4,564	4,815	211,847
	2006	249,829	—	—	—	—	249,829

Cameron Chalmers	2008	131,250	100,000	56,598	—	5,285	293,133
Vice President(7)	2007	125,000	125,000	55,048	45,644	4,938	355,630
	2006	213,200	—	—	—	—	213,200

David Muzzo	2008	131,250	100,000	56,598	—	8,973	296,821
Vice President(8)	2007	125,000	125,000	55,048	45,644	4,938	355,630
	2006	213,200	—	—	—	—	213,200

(1)	Reflects base salary earned during the fiscal year covered.

(2)	Reflects the compensation expense we recognized in 2008 and 2007 for financial statement reporting purposes under FASB Statement No. 123(R) with respect to grants of Class B and C participations shares to the named executive officer. These values have been determined based on the assumptions set forth in Note 11 to our consolidated financial statements for 2008.

(3)	Mr. McEwen elected to defer payment of his 2007 salary in the amount of $199,904 to 2008. Mr. McEwen’s “All Other Compensation” for 2008 includes $340 for group term life insurance and $6,064 of 401(k) matching benefits. Mr. McEwen’s “All Other Compensation” for 2007 includes $134,059 of relocation expenses.

(4)	Mr. Walburg’s “All Other Compensation” for 2008 includes $258 for group term life insurance, $450 for unused vacation days and $8,600 of 401(k) matching benefits. Mr. Walburg’s “All Other Compensation” for 2007 includes $2,667 of 401(k) matching benefits.

(5)	Mr. Lowrey’s “All Other Compensation” for 2008 includes $92 for group term life insurance and $5,982 of relocation expenses. Mr. Lowrey’s “Cash Bonus” for 2008 represents the portion of his signing bonus that he was paid in 2008 pursuant to his employment agreement and his annual performance bonus in 2008. See “— Employment Agreements.”

(6)	Ms. Huston’s “All Other Compensation” for 2008 includes $41 for group term life insurance and $9,572 of 401(k) matching benefits. Ms Huston’s “All Other Compensation” for 2007 includes $4,815 of 401(k) matching benefits. Ms. Huston was engaged as an independent contractor until January 2007, at which point she became employed by us first as Regional Sales Manager and subsequently as the Vice President of Sales. In 2006 she received $249,829 as total compensation for her work as an independent contractor sales representative. An employment agreement was entered into with Ms. Huston on August 28, 2009. See “ — Employment Agreements.”

(7)	Mr. Chalmers’s “All Other Compensation” for 2008 includes $35 for group term life insurance and $5,250 of 401(k) matching benefits. Mr. Chalmers’s “All Other Compensation” for 2007 includes $4,938 of 401(k) matching benefits.

(8)	Mr. Muzzo’s “All Other Compensation” for 2008 includes $35 for group term life insurance and $8,938 of 401(k) matching benefits. Mr Muzzo’s “All Other Compensation” for 2007 includes $4,938 of 401(k) matching benefits.

Grants of Plan-Based Awards in 2008

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2008 with respect to the named executive officers.

									All Other
					Estimated Future Payouts Under Equity				Equity
					Incentive Plan Awards(2)				Awards:
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)						Number	Number of
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	of Shares	Shares(3)
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)

Tim McEwen		—	103,950	129,938	—	—	—	—	—
James Walburg	May 7, 2008	—	86,000	107,500	—	91,288	—	91,288	91,288
Ray Lowrey		—	—	55,000	—	—	—	—	—
Julie Huston	May 7, 2008	—			—	91,288	—	91,288	91,288
Cameron Chalmers		—	87,544	87,544	—	—	—	—	—
David Muzzo		—	87,544	87,544	—	—	—	—	—

(1)	Represents payments made pursuant to the annual performance bonus described under “— Elements of Executive Compensation — Annual Performance Bonus” and as set forth in the employment agreements described under “— Employment Agreements.” Messrs. McEwen’s, Walburg’s and Lowrey’s target amounts are equal to 40% of each of his base salary, and their maximum amounts are equal to 50% of each of his base salary, subject to increases or decreases at the discretion of the board of managers of Archipelago Learning Holdings, LLC. Messrs. Chalmers’s and Muzzo’s target amounts and maximum amounts are equal to two-thirds of each of his base salary, subject to increases or decreases at the discretion of the board of managers of Archipelago Learning Holdings, LLC. For 2008, Ms. Huston’s compensation was determined by board of managers of Archipelago Learning Holdings, LLC in consultation with Messrs. McEwen and Walburg. The board of managers of Archipelago Learning Holdings, LLC determined that each of Messrs. McEwen, Walburg, Chalmers and Muzzo would be awarded bonus amounts exceeding the maximum amounts set forth for 2008.

(2)	Represents grants of Class C shares pursuant to the 2007 Equity Compensation Plan. The Class C shares are subject to performance hurdles and holders of Class C shares are entitled to distributions after holders of Class A and Class A-2 shares receive certain threshold multiples of cash-based returns on their respective Class A and Class A-2 shares, subject to such Class C share holders’ continued employment by or service to us. See “— Elements of Executive Compensation — Equity Compensation Plan.”

(3)	Represents grants of Class B shares, which vest ratably over five years from the grant date subject to a participant’s continued employment by or service to us. See “— Elements of Executive Compensation — Equity Compensation Plan.”

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards of our named executive officers as of December 31, 2008 with respect to the named executive officers. The market value of the shares in the following table is the fair value of such shares at December 31, 2008.

				Equity Incentive
			Equity Incentive	Plan Awards:
			Plan Awards:	Market Value of
	Number of Shares	Market Value of	Number of Shares	Shares That Have
	That Have Not	Shares That Have	That Have Not	Not Vested ($)
Name	Vested (#)	Not Vested ($)(1)	Vested (#)(3)	(1)(3)

Tim McEwen
Class B Shares(2)	1,947,468	$1,226,905	—	—
Class C Shares(3)	—	—	2,434,335	$365,150
James Walburg
Class B Shares(2)	407,751	$245,929	—	—
Class C Shares(3)	—	—	486,867	$70,291
Ray Lowrey
Class B Shares(2)	—	—	—	—
Class C Shares(3)	—	—	—	—
Julie Huston
Class B Shares(2)	164,318	$92,566	—	—
Class C Shares(3)	—	—	182,576	$24,648
Cameron Chalmers		—
Class B Shares(2)	456,439	$287,556	—	—
Class C Shares(3)	—	—	639,014	$95,852
David Muzzo
Class B Shares(2)	456,439	$287,556	—	—
Class C Shares(3)	—	—	639,014	$95,852

(1)	The market value of unvested shares is based on management’s determination of the fair market value at December 31, 2008 computed in accordance with SFAS No. 123(R).

(2)	The unvested Class B shares vest ratably on an annual basis over five years subject to a participant’s continued employment by or service to us. As of December 31, 2008, 486,867 of Mr. McEwen’s Class B shares were scheduled to vest on January 10 of each of 2009, 2010, 2011 and 2012. As of December 31, 2008, 79,116 of Mr. Walburg’s Class B shares were scheduled to vest on January 10 of each of 2009, 2010, 2011 and 2012, and 18,258 of Mr. Walburg’s Class B shares were scheduled to vest on May 7 of each of 2009, 2010, 2011, 2012 and 2013. As of December 31, 2008, Mr. Lowrey had no Class B shares. As of December 31, 2008, 18,258 of Ms. Huston’s Class B shares were scheduled to vest on January 10 of each of 2009, 2010, 2011, 2012 and 2013, and 18,258 of Ms. Huston’s Class B shares were scheduled to vest on May 7 of each of 2009, 2010, 2011, 2012 and 2013. As of December 31, 2008, 182,575 of Mr. Chalmers’s Class B shares were scheduled to vest on January 10 of 2009 and 91,288 of Mr. Chalmers’s Class B shares were scheduled to vest on January 10 of each of 2010, 2011 and 2012. As of December 31, 2008, 182,575 of Mr. Muzzo’s Class B shares were scheduled to vest on January 10 of 2009 and 91,288 of Mr. Muzzo’s Class B shares were scheduled to vest on January 10 of each of 2010, 2011 and 2012.

(3)	The Class C shares are subject to performance hurdles and holders of Class C shares are entitled to distributions after holders of Class A and Class A-2 shares receive certain threshold multiples of cash-based returns on their respective Class A and Class A-2 shares, subject to such Class C share holders’ continued employment by or service to us.

Stock Vested

The following table sets forth certain information with respect to equity awards of our named executive officers that have fully vested as of December 31, 2008 with respect to the named executive officers.

	Number of
	Shares Acquired	Value Realized
	on Vesting	on Vesting
Name	(#)(1)	($)(2)

Tim McEwen	486,867	306,726
James Walburg	79,116	49,843
Ray Lowrey	—	—
Julie Huston	18,258	11,502
Cameron Chalmers	182,575	115,022
David Muzzo	182,575	115,022

(1)	Represents Class B shares for each of Messrs. McEwen, Walburg, Chalmers and Muzzo and Ms. Huston that in each case were granted on May 22, 2007 and vested on January 10, 2008.

(2)	Represents management’s determination of the fair market value at December 31, 2008 computed in accordance with SFAS No. 123(R).

Pension Benefits

In the year ended December 31, 2008, our named executive officers received no pension benefits and had no accumulated pension benefits.

Nonqualified Deferred Compensation

In the year ended December 31, 2008, our named executive officers received no nonqualified deferred compensation and had no deferred compensation balances.

Potential Payments Upon Termination or Upon Change in Control

The information below describes and quantifies certain compensation that would become payable under each named executive officer’s employment agreement if, as of December 31, 2008, his employment had been terminated, if 80% of the voting securities of Archipelago Learning Holdings, LLC or its subsidiaries were to be sold or if all or substantially all of the assets of Archipelago Learning Holdings, LLC or its subsidiaries were to be sold. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event.

Each of Messrs. McEwen, Walburg, Lowrey, Chalmers and Muzzo and Ms. Huston are entitled to payment upon termination of their employment pursuant to their respective employment agreements. If any of Messrs. McEwen, Walburg, Lowrey, Chalmers or Muzzo or Ms. Huston were terminated for cause or if he terminates his or her employment without good reason, he or she will be entitled to receive (i) his or her base salary though the termination date; (ii) all benefits that are accrued but unpaid as of the termination date; and (iii) all benefits expressly available upon termination of employment in accordance with the plans and programs applicable to each such executive officer on the termination date. If any of Messrs. McEwen, Chalmers or Muzzo were terminated without cause or if he terminates his employment for good reason, he would additionally be entitled to receive an amount payable equal to his base salary during a 12-month period commencing on the termination date; if Mr. Walburg or Ms. Huston were terminated without cause or if he or she terminates his or her employment for good reason, he or she would additionally be entitled to an amount payable equal to his or her base salary during a six-month period commencing on the termination date; and if Mr. Lowrey were terminated without cause or if he terminates his employment for good reason, he would additionally be entitled to an amount payable equal to his base salary during a nine-month period, in each case payable in equal installments in accordance with our normal payroll practices. Under the terms of each of their new employment agreements, if either of Messrs. McEwen or Walburg were terminated without cause or for good reason, he would additionally be entitled to receive a bonus or pro-rated bonus for the year in which the termination date fell. In addition, under the terms of his new employment agreement, Mr. Walburg would also be entitled to an amount payable equal to his base salary during a 12-month period upon termination without cause or for good reason. If any of Messrs. McEwen, Chalmers or Muzzo or Ms. Huston is terminated as a result of the expiration of the term of his or her employment or as a result of his or her death or disability, he or she is entitled to receive the same payments as he would receive if he or she were terminated for cause. If any of Messrs. Walburg or Lowrey were terminated as a result of the expiration of the term of his employment, he would be entitled to receive the same payments as he would receive if he were terminated without cause, and if he were terminated as a result of death or total disability, he would be entitled to receive the same payments as he would receive if he were terminated for cause. Under the terms of each of their new employment agreements, if either of Messrs. McEwen or Walburg is terminated as a result of the expiration of the term of his employment or as a result of death or disability, he is entitled to receive the same payments as he would receive if he were terminated for cause.

Under each executive officer’s employment agreement, “cause” means any of the following events: (i) the executive officer repeatedly refuses or fails to perform any of his or her duties and responsibilities, including his or her persistent neglect of duty, chronic unapproved absenteeism or refusal to comply with any lawful directive or policy of the board of managers of Archipelago Learning Holdings, LLC, in each case not cured within 30 days notice to the executive officer by us, (ii) the executive officer acts in a manner that constitutes gross and willful misconduct or gross negligence in the performance of his or her duties, (iii) the executive officer commits a material act of fraud, personal dishonesty or misappropriation relating to us, (iv) the executive officer commits a material act of dishonesty, embezzlement, unauthorized use or disclosure of confidential information or other intellectual property or trade secrets or any other fraud with respect thereto, (v) a breach by the executive officer of a material provision of his or her employment agreement, (vi) the executive officer’s indictment for or conviction of a felony or misdemeanor involving material dishonesty or moral turpitude or (vii) the executive officer’s habitual or repeated misuse of, or habitual or repeated performance of the executive officer’s duties under the influence of, alcohol or controlled substances.

Under each executive officer’s employment agreement, “good reason” means any of the following events without the executive officer’s express written consent: (i) any breach by us of a material provision of the executive officer’s employment agreement, (ii) a reduction in the executive officer’s base salary or (iii) a material reduction or diminution of the executive officer’s duties, responsibilities or authorities, which are caused by an act by us.

In addition, upon the sale of more than 80% of the voting securities of Archipelago Learning Holdings, LLC or its subsidiaries or upon the sale of all or substantially all of the assets of Archipelago Learning Holdings, LLC or its subsidiaries, Mr. McEwen may be entitled to the repurchase of his equity incentive participation shares in an amount equal to $500,000 times the number of his complete years of employment with Archipelago Learning Holdings, LLC, such amount to be called the incentive gap, or a bonus equal to such incentive gap, in each case not to exceed $2,000,000, if at the time of the event, the total amount that he would receive in respect of these equity incentive shares would be less than $500,000 multiplied by the total number of his complete years of employment by Archipelago Learning Holdings, LLC or its subsidiaries.

Furthermore, upon the sale of more than 80% of the voting securities of Archipelago Learning Holdings, LLC or upon the sale of all or substantially all of the assets of Archipelago Learning Holdings, LLC, each of Messrs. McEwen’s, Walburg’s, Lowrey’s, Chalmers’s, Muzzo’s and Ms. Huston’s unvested Class B shares will fully vest to the extent that his or her employment is not terminated prior to such sale or his or her employment with us is terminated other than for cause within 60 days prior to the execution of definitive and final agreements with respect to such sale.

All Class C shares and any unvested Class B shares will be forfeited if any participant is no longer our employee. All Class B and Class C shares will be forfeited if the participant’s employment is terminated by us for cause or by the participant without good reason. In addition, all Class B shares and Class C shares will be forfeited upon a holder’s breach of any covenants relating to non-competition, non-solicitation and non-disclosure in any agreement.

The following table summarizes the potential payments to our named executive officers assuming that such events occurred as of December 31, 2008.

				Equity
	Severance		Benefit	Incentive
	Amounts	Benefits	Continuation	Payments	Total
	($)	($)	($)	($)	($)

Tim McEwen
Termination for cause or without good reason	—	—	—	—	—
Termination without cause or for good reason(1)	259,875	—	—	306,726	566,601
Termination other than for cause upon a change of control(2)	259,875	—	—	1,533,631	1,793,506
Change of control(3)	—	—	—	1,533,631	1,533,631
James Walburg
Termination for cause or without good reason	—	—	—	—	—
Termination without cause or for good reason(1)	107,500	—	—	49,843	157,343
Termination other than for cause upon a change of control(2)	107,500	—	—	295,772	403,273
Change of control(3)	—	—	—	295,772	295,772
Ray Lowrey
Termination for cause or without good reason	—	—	—	—	—
Termination without cause or for good reason(1)	240,000	—	—	—	240,000
Termination other than for cause upon a change of control(2)	240,000	—	—	—	240,000
Change of control(3)	—	—	—	—	—
Cameron Chalmers
Termination for cause or without good reason	—	—	—	—	—
Termination without cause or for good reason(1)	131,250	—	—	115,022	246,272
Termination other than for cause upon a change of control(2)	131,250	—	—	402,578	533,828
Change of control(3)	—	—	—	402,578	402,578
David Muzzo
Termination for cause or without good reason	—	—	—	—	—
Termination without cause or for good reason(1)	131,250	—	—	115,022	246,272
Termination other than for cause upon a change of control(2)	131,250	—	—	402,578	533,828
Change of control(3)	—	—	—	402,578	402,578
Julie Huston
Termination for cause or without good reason	—	—	—	—	—
Termination without cause or for good reason(1)	—	—	—	11,502	—
Termination other than for cause upon a change of control(2)	—	—	—	104,068	104,068
Change of control(3)	—	—	—	104,068	104,068

(1)	“Severance Amounts” includes the amount payable to each of Messrs. McEwen, Walburg, Lowrey, Chalmers and Muzzo pursuant to each of his agreement as of December 31, 2008. “Equity Incentive Payments” includes the fair value of each of Messrs. McEwen’s, Walburg’s, Lowrey’s, Chalmers’s and Muzzo’s and Ms. Huston’s vested Class B shares (which we may repurchase from an employee upon a termination without cause or for good reason) at December 31, 2008.

footnotes continued on following page

(2) “Severance Amounts” includes the amount payable to each of Messrs. McEwen, Walburg, Lowrey, Chalmers and Muzzo pursuant to his employment agreement as of December 31, 2008. “Equity Incentive Payments” includes the fair value of each of Messrs. McEwen’s, Lowrey’s, Chalmers’s and Muzzo’s and Ms. Huston’s vested Class B shares (which we may repurchase from an employee upon a termination other than for cause upon change of control) at December 31, 2008 and unvested Class B shares (which would be accelerated upon a change of control) at December 31, 2008.

(3)	“Equity Incentive Payments” includes the fair value of each of Messrs. McEwen’s, Walburg’s, Chalmers’s and Muzzo’s and Ms. Huston’s vested Class B shares (which each employee would in any case be entitled to) at December 31, 2008 and unvested Class B shares (which would be accelerated upon a change of control) at December 31, 2008.

Employment Agreements

We have entered into employment agreements with each of Mr. McEwen, our chief executive officer, Mr. Walburg, our chief financial officer, Mr. Lowrey, our chief technology officer, Ms. Huston, our vice president of sales, Mr. Chalmers, our vice president, and Mr. Muzzo, our vice president.

Pursuant to the terms of their respective employment agreements, Mr. McEwen’s annual base salary is $247,500, Mr. Walburg’s annual base salary is $200,000, Mr. Lowrey’s annual base salary is $320,000, Mr. Chalmers’s annual base salary is $125,000, Mr. Muzzo’s annual base salary is $125,000 and Ms. Huston’s base salary is $155,000. Pursuant to the terms of each of their new employment agreements entered into in August 2009, Mr. McEwen’s annual base salary is $328,000 and Mr. Walburg’s annual base salary is $275,000. The board of managers of Archipelago Learning Holdings, LLC may, in its sole discretion, make any increase in any of Messrs. McEwen’s, Walburg’s, Lowrey’s, Chalmers’s or Muzzo’s or Ms. Huston’s annual base salary, as it deems appropriate. The board of managers of Archipelago Learning Holdings, LLC approved increases in base salaries for Messrs. McEwen, Walburg, Chalmers and Muzzo for 2008, for which their base salaries were $259,875, $215,000, $131,250 and $131,250, respectively, representing payment above their base salaries set forth in their employment agreements of 5%, 7.5%, 5% and 5%, respectively. The board of managers of Archipelago Learning Holdings, LLC also approved increases in each of Messrs. McEwen’s and Walburg’s base salaries for 2009, for which their base salaries are $300,000 and $255,000, respectively, representing payment above their base salaries set forth in their employment agreements of approximately 21% and 28%, respectively. In addition, under the terms of Mr. McEwen’s previous employment agreement, but not his new employment agreement, the board of managers of Archipelago Learning Holdings, LLC may consider in good faith an appropriate adjustment to Mr. McEwen’s annual base salary if our Adjusted EBITDA, as determined based on the provisions of our credit facility as of the end of any fiscal year, exceeds $25.0 million. In addition, each of Messrs. Chalmers and Muzzo agreed that as a result of their reducing their working hours and taking an extended leave of absence beginning in or around June 2009 and ending in or around October 2009, as of January 10, 2009 each of their base salaries beginning would be $62,500, the total number of each of their vested Class B shares would be 365,150.4 shares and the total number of each of their unvested Class B shares would be reduced by 273,862.8 shares.

Each of Messrs. McEwen, Walburg and Lowrey are eligible to receive an annual performance bonus of up to 40% of his base salary based on performance targets established by the board of managers of Archipelago Learning Holdings, LLC in any particular fiscal year, and if such performance targets are exceeded in any fiscal year, the maximum bonus that each of Messrs. McEwen, Walburg and Lowrey are eligible to receive will be an amount equal to 50% of his base salary. Each of Messrs. Chalmers and Muzzo are eligible to receive an annual performance bonus in an amount equal to up to two-thirds of his base salary based on, among other things, performance targets established by the board of managers of Archipelago Learning Holdings, LLC. Under the terms of her employment agreement, Ms. Huston is eligible to receive a semi-annual performance bonus of up to 50% of her base salary based on performance targets established by our board of directors for such semi-annual period; and if such performance targets are exceeded in any such period, the maximum bonus she is eligible to receive is 60% of her base salary in a semi-annual period. Each of Messrs. McEwen and Walburg under the terms of their new employment agreements are eligible to receive an annual performance bonus of up to 50% of his base salary based on performance targets established by our board of directors in any particular fiscal year; and if such performance targets are exceeded in any fiscal year the maximum bonus he is eligible to receive is 60% of his base salary. In addition, Mr. Lowrey was eligible for an additional bonus payment of $55,000 to be paid in 2009 upon achieving certain objectives between September 29, 2008, the day he commenced his employment with us, and December 31, 2008. Mr. Lowrey also received a signing bonus of $150,000, of which $75,000 was paid in the first payroll period after his start date and the remainder of which was paid in the first payroll period in January 2009. If Mr. Lowrey’s employment is terminated for any reason prior to September 29, 2009, he is required to repay us the full $150,000. If his employment is terminated for any reason on or after September 29, 2009 but on or before September 29, 2010, he is required to repay us $75,000 of this signing bonus.

The employment agreements for each of Messrs. McEwen, Walburg, Lowrey, Chalmers and Muzzo and Ms. Huston provide that they are eligible to participate in our 2007 Equity Compensation Plan. Mr. McEwen received 2,434,335 Class B shares and 2,434,335 Class C shares and Mr. Walburg received 395,579 Class B Shares and 395,579 Class C shares in connection with their employment agreements. Mr. Lowrey received 552,875 Class B shares and 552,875 Class C shares, which represented an increase in the amounts set forth in his employment agreement as a result of an updated valuation of the shares approved by the board of managers of Archipelago Learning Holdings, LLC. Each of Messrs. Chalmers and Muzzo received 912,876 Class B shares and 912,876 Class C shares in connection with their employment agreements. In connection with the agreements relating to their leave of absence, Messrs. Chalmers and Muzzo each forfeited 273,638 unvested Class B shares and retained 639,014 Class B shares and 912,876 Class C shares. For a description of the equity participation shares and vesting schedules see “Certain Relationships and Related Person Transactions — Participation Shares.”

Messrs. McEwen, Walburg, Lowrey, Chalmers and Muzzo and Ms. Huston are entitled to certain benefits if their employment is terminated or upon other events. See “— Potential Payments Upon Termination Upon Change in Control.” In addition, in connection with Messrs. Chalmers’s and Muzzo’s scheduled leave of absence, each of them may be terminated for cause if such leave of absence exceeds 120 days.

Non-Competition and Non-Solicitation

The employment agreements for Messrs. McEwen, Walburg, Lowrey, Chalmers and Muzzo or Ms. Huston contain provisions relating to non-competition and non-solicitation. Pursuant to each of his or her employment agreements (including Messrs. McEwen’s and Walburg’s new employment agreements), each of Messrs. McEwen and Lowrey has agreed not to compete with us or solicit any of our employees for a period following one year of his termination, each of Mr. Walburg and Ms. Huston has agreed not to compete with us or solicit any of our employees for a period following six months of his or her termination, and each of Messrs. Chalmers and Muzzo has agreed not to compete with us or solicit any of our employees for a period following two years of his termination.

2009 Omnibus Incentive Plan

We intend to adopt our 2009 Omnibus Incentive Plan, or the 2009 Plan, in connection with this offering. The 2009 Plan will become effective prior to the consummation of this offering and a total of           shares of our common stock will be reserved for sale. The 2009 Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation. Directors, officers and other employees of us and our subsidiaries, as well as other individuals performing services for us, will be eligible for grants under the 2009 Plan. The purpose of the 2009 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and other service providers by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2009 Plan, but does not include all of the provisions of the 2009 Plan. For further information about the 2009 Plan, we refer you to the complete copy of the 2009 Plan, which we will file as an exhibit to the registration statement of which this prospectus is a part.

Administration

The 2009 Plan provides for its administration by the compensation committee of our board of directors or any committee designated by our board of directors to administer the 2009 Plan. The committee is empowered to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2009 Plan or any award agreement and adopt such rules, forms, instruments and guidelines for administering the 2009 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee or by our board of directors are final and binding.

Shares Available

The 2009 Plan makes available an aggregate of           shares of our common stock, subject to adjustments. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without the issuance of shares or is otherwise settled for cash, shares of our common stock allocable to such award, to the extent of such forfeiture, cancellation, expiration, termination or settlement for cash, shall again be available for the purposes of the 2009 Plan. If any award is exercised by tendering shares of our common stock to us, either as full or partial payment, in connection with the exercise of such award under the 2009 Plan or to satisfy our withholding obligation with respect to an award, only the number of shares of our common stock issued net of such shares tendered will be deemed delivered for purposes of determining the maximum number of shares of our common stock then available for delivery under the 2009 Plan.

Eligibility for Participation

Members of our board of directors, as well as employees of, and service providers to, us or any of our subsidiaries and affiliates are eligible to participate in the 2009 Plan. The selection of participants is within the sole discretion of the committee.

Types of Awards

The 2009 Plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, shares of restricted stock, or “restricted stock,” other stock-based awards and performance-based compensation, collectively, the “awards.” The committee will, with regard to each award, determine the terms and conditions of the award, including the number of shares subject to the award, the vesting terms of the award, and the purchase price for the award. Awards may be made in assumption of or in substitution for outstanding awards previously granted by us or our affiliates, or a company acquired by us or with which we combine.

Award Agreement

Awards granted under the 2009 Plan shall be evidenced by award agreements (which need not be identical) that provide additional terms and conditions associated with such awards, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the 2009 Plan and any such award agreement, the provisions of the 2009 Plan shall prevail.

Options

An option granted under the 2009 Plan will permit a participant to purchase from us a stated number of shares at an option price established by the committee, subject to the terms and conditions described in the 2009 Plan, and such additional terms and conditions, as established by the committee, in its sole discretion, that are consistent with the provisions of the 2009 Plan. Options shall be designated as either a nonqualified stock option or an incentive stock option, provided that options granted to non-employee directors and other non-employee service providers shall be nonqualified stock options. An option granted as an incentive stock option shall, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. None of us, including any of our affiliates or the committee, shall be liable to any participant or to any other person if it is determined that an option intended to be an incentive stock option does not qualify as an incentive stock option. Each option shall conform to the requirements of the 2009 Plan, and may contain such other provisions as the committee shall deem advisable.

The exercise price of an option granted under the 2009 Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant, provided the exercise price of an incentive stock option granted to a person holding greater than 10% of our voting power may not be less than 110% of such fair market value on such date. The committee will determine the term of each option at the time of grant in its discretion; however, the term may not exceed ten years (or, in the case of an incentive stock option granted to a ten percent stockholder, five years).

Stock Appreciation Rights

A stock appreciation right entitles the holder to receive, upon its exercise, the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over the grant price of the stock appreciation right. The payment of the value may be in the form of cash, shares of our common stock, other property or any combination thereof, as the committee determines in its sole discretion. Subject to the terms of the 2009 Plan and any applicable award agreement, the grant price (which shall not be less than 100% of the fair market value of a share of our common stock on the date of grant), term, methods of exercise, methods of settlement, and any other terms and conditions of any stock appreciation right shall be determined by the committee. The term of a stock appreciation right may not exceed 10 years.

Restricted Stock

An award of restricted stock is a grant of a specified number of shares of our common stock, which are subject to forfeiture upon the occurrence of specified events. Each award agreement evidencing a restricted stock grant shall specify the period(s) of restriction, the number of shares of restricted stock subject to the award, the performance, employment or other conditions (including the termination of a participant’s service whether due to death, disability or other cause) under which the restricted stock may be forfeited to the company and such other provisions as the committee shall determine. The committee may require that the stock certificates evidencing such shares be held in custody or bear restrictive legends until the restrictions thereon shall have lapsed. Unless otherwise determined by the committee and set forth in the award agreement, a participant holding restricted stock will not have the right to vote and will not receive dividends with respect to such restricted stock.

Other Stock-Based Awards

The committee, in its sole discretion, may grant awards of shares of our common stock and awards that are valued, in whole or in part, by reference to, or are otherwise based on the fair market value of, such shares (the “other stock-based awards”). Such other stock-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, the right to receive one or more shares of our common stock (or the equivalent cash value of such stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Subject to the provisions of the 2009 Plan, the committee shall determine to whom and when other stock-based awards will be made, the number of shares of our common stock to be awarded under (or otherwise related to) such other stock-based awards, whether such other stock-based awards shall be settled in cash, shares of our common stock or a combination of cash and such shares, and all other terms and conditions of such awards.

Performance-Based Compensation

To the extent permitted by Section 162(m) of the Internal Revenue Code, or the Code, the committee is authorized to design any award so that the amounts or shares payable and distributable thereunder are treated as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code. The vesting, crediting and/or payment of performance-based compensation shall be based on the achievement of objective performance goals based on one or more of the following measures: (a) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (b) net income; (c) operating income; (d) earnings per share; (e) book value per share; (f) return on shareholders’ equity; (g) expense management; (h) return on investment; (i) improvements in capital structure; (j) profitability of an identifiable business unit or product; (k) maintenance or improvement of profit margins; (l) stock price; (m) market share; (n) revenues or sales; (o) costs; (p) cash flow; (q) working capital; and (r) return on assets. Such measures may be used to measure our performance or the performance of any of our business units and may be used to compare our performance against the performance of a group of comparable companies, or a published index.

Transferability

Unless otherwise determined by the committee, an award shall not be transferable or assignable by a participant except in the event of his or her death (subject to the applicable laws of descent and distribution) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against us or any of our subsidiaries or affiliates. Any permitted transfer of the awards to heirs or legatees of a participant shall not be effective to bind us unless the committee has been furnished with written notice thereof and a copy of such evidence as the committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the 2009 Plan.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Adjustment of Awards

In the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares of our common stock, exchange of shares of our common stock, dividend in kind, extraordinary cash dividend, or other like change in capital structure (other than normal cash dividends) to our stockholders, or any similar corporate event or transaction, the committee, to prevent dilution or enlargement of participants’ rights under the 2009 Plan, shall substitute or adjust, in its sole discretion, the number and kind of shares that may be issued under the 2009 Plan or under particular forms of awards, the number and kind of shares subject to outstanding awards, the option price, grant price or purchase price applicable to outstanding awards, the annual award limits, and/or other value determinations applicable to the 2009 Plan or outstanding awards.

Upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the committee shall determine otherwise in the award agreement, the committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding awards under the 2009 Plan by us (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms for such outstanding awards; (iii) accelerated exercisability, vesting and/or lapse of restrictions under all then outstanding awards immediately prior to the occurrence of such event; (iv) upon written notice, provide that any outstanding awards must be exercised, to the extent then exercisable, within fifteen days immediately prior to the scheduled consummation of the event, or such other period as determined by the committee (in either case contingent upon the consummation of the event), and at the end of such period, such awards shall terminate to the extent not so exercised within the relevant period; and (v) cancellation of all or any portion of outstanding awards for fair value (as determined in the sole discretion of the committee) which, in the case of options and stock appreciation rights, may equal the excess, if any, of the value of the consideration to be paid in the change of control transaction to holders of the same number of shares subject to such options or stock appreciation rights (or, if no such consideration is paid, fair market value of the shares subject to such outstanding awards or portion thereof being canceled) over the aggregate option price or grant price, as applicable, with respect to such awards or portion thereof being canceled.

Amendment and Termination

Our board of directors may amend, alter, suspend, discontinue, or terminate the 2009 Plan or any portion thereof or any award (or award agreement) thereunder at any time.

Compliance with Code Section 409A

To the extent that the 2009 Plan and/or awards are subject to Section 409A of the U.S. Internal Revenue Code, or the Code, the committee may, in its sole discretion and without a participant’s prior consent, amend the 2009 Plan and/or awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (a) exempt the 2009 Plan and/or any award from the application of Section 409A of the Code, (b) preserve the intended tax treatment of any such award, or (c) comply with the requirements of Section 409A of the Code, Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date of the grant. This plan shall be interpreted at all times in such a manner that the terms and provisions of the 2009 Plan and awards are exempt from or comply with Section 409A guidance.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Holdings LLC Agreement

On June 30, 2008, investment funds affiliated with Providence Equity Partners, together with Cameron Chalmers and David Muzzo (our founders and vice presidents) MHT-SI, L.P. and Jeanne Bodnar, the founder of TeacherWeb, together constituting all of the members of Archipelago Learning Holdings, LLC (formerly known as Study Island Holdings, LLC), entered into a second amended and restated limited liability company agreement, or the Holdings LLC Agreement, which governs its operations. Immediately prior to the consummation of this offering and in accordance with and as contemplated by the limited liability company agreement of Archipelago Learning Holdings, LLC, Archipelago Learning, Inc., a newly formed Delaware corporation, will consummate the Corporate Reorganization whereby Archipelago Learning Holdings, LLC will become a wholly owned subsidiary of Archipelago Learning, Inc. The Holdings LLC Agreement in an amended form will continue to govern the operations of Archipelago Learning Holdings, LLC. See “Corporate Reorganization.”

Archipelago Learning Holdings, LLC created a board of managers of seven persons to manage the company and its business affairs. Of the seven managers, four are appointed by Providence Equity Partners, two are our founders, Cameron Chalmers and David Muzzo, and one is the current chief executive officer, Tim McEwen.

The Holdings LLC Agreement sets forth the rights of the Class A, A-2, B and C shareholders and the vesting and forfeiture provisions of the Class B and C shares. Holders of Class A and Class A-2 shares vote as a single class, with each holder of Class A or Class A-2 shares entitled to one vote per share that it owns. Holders of Class B and Class C shares are not entitled to vote their shares. The Class B shares of Archipelago Learning Holdings, LLC vest ratably over five years subject to a participant’s continued employment by or service to us. The Class C shares are subject to performance hurdles and holders of Class C shares are entitled to distributions after holders of Class A and Class A-2 shares receive certain threshold multiples of cash-based returns on their respective Class A and Class A-2 shares, subject to such Class C share holders’ continued employment by or service to us. Both of the Class B and Class C shares are granted under an equity incentive plan. For a more detailed description of the Class B and Class C shares, see “— Participation Shares.” The Class A, A-2, B and C shares will be exchanged for shares of the common stock, shares of restricted common stock and restricted stock unit awards of Archipelago Learning, Inc. in connection with the Corporate Reorganization. See “Corporate Reorganization.”

Archipelago Learning Holdings, LLC may make distributions to its members in accordance with the terms of the Holdings LLC Agreement in the sole discretion of the board of managers. For a description of distributions made, see “— Archipelago Learning Holdings LLC Distributions.”

The Holdings LLC Agreement includes indemnification provisions by Archipelago Learning Holdings, LLC in favor of the board of managers, each current and former manager and any of their respective affiliates.

Archipelago Learning Holdings, LLC Distributions

Since January 2007, Archipelago Learning Holdings, LLC has paid aggregate distributions to its equity holders of $75.6 million, consisting of $74.8 million in the year ended December 31, 2007 and $0.8 million in the six months ended June 30, 2009. These distributions were made in connection with the Providence Equity Transactions and to enable equity holders to meet their estimated tax obligations, and they include a $73.2 million distribution made in November 2007 with the proceeds of the term loan and cash on hand. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The board of managers of Archipelago Learning Holdings, LLC approved a special distribution of approximately $8.0 million to its equity holders to be made in the fourth quarter of 2009. In addition, Archipelago Learning Holdings, LLC intends to make a distribution of approximately $1.4 million to its equity holders to enable them to meet their estimated tax obligations for the period from January 1, 2009 to the date of the Corporate Reorganization. The amount of this distribution will be based on Archipelago Learning Holdings, LLC’s estimated net taxable income from January 1, 2009 to the date of the Corporate Reorganization. Investors in this offering will not receive these distributions.

Participation Shares

In connection with the Providence Equity Transactions, we adopted the 2007 Equity Incentive Plan, under which we granted Class B and Class C shares of Archipelago Learning Holdings, LLC to our executive officers and certain of our employees as equity incentive compensation. The Class B and Class C shares are awarded under the plan without any up-front cost to a participant through a participation agreement. The Class B shares are time-vesting shares that vest ratably over five years subject to a participant’s continued employment by or service to us. The Class C shares are subject to performance hurdles and holders of Class C shares are entitled to distributions after holders of Class A and Class A-2 shares receive certain threshold multiples of cash-based returns on their respective Class A and Class A-2 shares, subject to such Class C share holders’ continued employment by or service to us. All Class C shares and any unvested Class B shares will be forfeited if any participant is no longer our employee. All Class B and Class C shares will be forfeited if the participant’s employment is terminated by us for cause or by the participant without good reason. In addition, all Class B shares and Class C shares will be forfeited upon a holder’s breach of any covenants relating to non-competition, non-solicitation or non-disclosure in any agreement. Furthermore, upon the sale of more than 80% of the voting securities of Archipelago Learning Holdings, LLC or upon the sale of all or substantially all of the assets of Archipelago Learning Holdings, LLC, holders of unvested Class B shares will fully vest to the extent that his or her employment is not terminated prior to such sale or his or her employment with us is terminated other than for cause within 60 days prior to the execution of definitive and final agreements with respect to such sale.

Upon the consummation with this offering and in connection with the Corporate Reorganization, holders of the Class B and Class C shares will receive common stock, restricted stock and restricted stock unit awards in exchange for their Class B and Class C shares. See “Corporate Reorganization.”

The following table sets forth the number and class of shares of Archipelago Learning Holdings, LLC received by each named executive officer as of October 12, 2009 and the number of shares of common stock, restricted common stock and restricted stock unit awards for which they will exchange their shares of Archipelago Learning Holdings, LLC in connection with the Corporate Reorganization:

				Number of Shares
			Number of Shares of	of Restricted	Number of Restricted
	Class B Shares	Class C Shares	Common Stock	Common Stock	Stock Unit Awards

Timothy McEwen	2,434,335	2,434,335
Cameron Chalmers	639,014	912,876
David Muzzo	639,014	912,876
Ray Lowrey	552,875	552,875
James Walburg	486,876	486,876
Julie Huston	182,576	182,576

Stockholders Agreement

Upon the completion of this offering, we intend to enter into a stockholders agreement with our existing principal stockholders, which include Providence Equity Partners, Cameron Chalmers, David Muzzo, Jeanne Bodnar and MHT-SI, L.P. The stockholders agreement will set forth certain terms relating to the rights of our principal stockholders and restrictions on transfers of shares of our common stock.

Registration Rights Agreement

Upon the completion of this offering and in connection with the Corporate Reorganization, we intend to enter into a registration rights agreement with our principal shareholders, which include Providence Equity Partners, Cameron Chalmers, David Muzzo, Jeanne Bodnar and MHT-SI L.P., providing for customary registration rights, including demand, short-form and piggyback registration rights of the common stock they will receive as a result of the Corporate Reorganization.

Restricted Stock and Restricted Stock Unit Awards

Upon the Corporate Reorganization, we intend to issue restricted common stock and restricted stock unit awards in exchange for the unvested Class B shares and the Class C shares.

Corporate Reorganization

Prior to this offering, we conducted our business through Archipelago Learning Holdings, LLC and its subsidiaries. Immediately prior to the consummation of this offering and in accordance with and as contemplated by the limited liability company agreement of Archipelago Learning Holdings, LLC, Archipelago Learning, Inc., a newly formed Delaware corporation, will directly and indirectly, acquire all of the equity interests, of Archipelago Learning Holdings, LLC in exchange for shares of common stock and shares of restricted stock of Archipelago Learning, Inc. See “Corporate Reorganization.”

MHT-Securities, L.P. Agreements

On May 1, 2007, Archipelago Learning, LLC entered into an agreement with MHT Securities, L.P. for the provision of financial advice in connection with the identification, evaluation and acquisition of one or more businesses. MHT Securities, L.P. is an affiliate of MHT-SI, L.P. one of the shareholders of Archipelago Learning Holdings, LLC. Under the terms of the agreement, Archipelago Learning, LLC must pay a transaction fee to MHT Securities, L.P. upon the successful consummation of a merger, acquisition, consolidation, divesture or similar transaction with any company initially identified and contacted by MHT Securities, L.P. as a potential acquisition for Archipelago Learning, LLC. The amount of this transaction fee is dependent upon the size of the acquisition, but in no circumstances less than $250,000. Archipelago Learning, LLC is also responsible for reimbursing MHT Securities, L.P. for any reasonable expenses incurred in connection with this agreement. During 2008, we paid approximately $277,000 to MHT Securities, L.P., consisting of $250,000 in connection with our acquisition of TeacherWeb, and $27,000 in expenses.

Agreement with CDW Corporation

We buy information technology and services from CDW Corporation, a portfolio company of Providence Equity Partners, the majority shareholder of Archipelago Learning Holdings, LLC. Although we do not have any long-term contracts or purchase agreements outstanding with CDW, we purchased approximately $344,000 and $178,000 of information technology and services from CDW in 2008 and the six months ended June 30, 2009, respectively.

Edline Investment

In August 2009, in conjunction with Providence Equity Partner’s acquisition of Edline, a private Chicago-based educational technology company, we made a strategic minority investment in Edline. We purchased 285,601 Series A shares of Edline for $2.9 million, representing 6.9% of Edline’s outstanding Series A shares. In addition, Edline borrowed $2.1 million from us pursuant to a five-year promissory note, which bears interest at 9.5% per annum and requires semi-annual interest-only payments. In connection with these transactions, we received transaction fees of $0.2 million. Edline provides online Learning Community Management Systems, or LCMS, solutions that help schools improve student performance by harnessing the power of parental involvement, supporting teachers, and engaging the learning community. Services include web hosting, content management, information portals, tools for classroom management, gradebook, notification, student data analytics, virtual storage and related technologies.

We believe that we can benefit from strategic opportunities with Edline, as Edline is capitalizing on the same trends in the K-12 education market as Study Island: (1) an increased focus on higher academic achievement and (2) increased availability and utilization of web-based technologies to enhance and supplement instruction and improve school to home communications. Accordingly, there are attractive strategic partnership opportunities between us and Edline, including linking Study Island’s content to Edline’s school and district LCMS solutions and co-marketing arrangements to capitalize on each company’s customer base and sales force.

Board Compensation

Upon consummation of this offering, directors who are our employees or employees of our subsidiaries or employees of Providence Equity Partners will receive no compensation for their service as members of either our board of directors or board committees. On          , our board of directors approved a plan for annual compensation for our non-employee directors, effective as of the date of the consummation of this offering. The non-employee directors will receive an annual retainer of $      and a fee of $      for each meeting they attend. The annual retainer will be payable at the director’s option either 100% in cash or 100% in shares of our common stock. In addition, our non-employee directors will receive an annual restricted share award with a grant date fair market value of $     , which will vest on the      anniversary of the grant date. The non-management chair of the audit committee will receive an additional $     fee payable at his or her option either 100% in cash or 100% in shares of our common stock. No separate committee meeting fees will be paid.

All directors are reimbursed for reasonable travel and lodging expenses incurred by them in connection with attending board and committee meetings.

Employment Agreements

We have entered into employment agreements with each of Messrs. McEwen, Walburg, Lowrey, Chalmers, Muzzo and Ms. Huston. For more information regarding these agreements, see “Compensation Discussion and Analysis — Employment Agreements” and “Compensation Discussion and Analysis — Potential Payments Upon Termination or Change of Control.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees, executive officers or their immediate family members, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i) and (ii) above. Our controller will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the availability of other sources of comparable products or services;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•	the importance of the transaction to us.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock (i) immediately prior to and (ii) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers;

•	all members of our board of directors and our named executive officers as a group; and

•	each of the selling stockholders.

For more information on selling stockholders, see “Certain Relationships and Related Person Transactions.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on           shares of common stock outstanding as of          , 2009 after giving effect to our Corporate Reorganization and assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus), shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the over-allotment option, or           shares, assuming full exercise of the over-allotment option. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is Archipelago Learning, Inc., 3400 Carlisle Street, Suite 345, Dallas, Texas 75204.

Shares Beneficially
Owned After
this Offering
Assuming Full
Exercise of the
	Shares Beneficially Owned			Shares Beneficially Owned		Option to Purchase
	Before this Offering			After this Offering(1)		Additional Shares
	Number	Percentage	Shares	Number		Number
Name and Address	of Shares	of Shares	Offered(2)	of Shares	Percentage	of Shares	Percentage

Providence Equity Partners V L.P.(3)
MHT-SI L.P.(4)
Timothy McEwen
James Walburg
Ray Lowrey
Julie Huston
Cameron Chalmers
David Muzzo
David Phillips(5)
Michael Powell
Peter Wilde(5)
All board of director members and named executive officers as a group ( persons)

footnotes on following page

*	Represents beneficial ownership less than 1% of our outstanding common stock.

(1)	Beneficial ownership does not include any shares that may be purchased in this offering. See “Underwriting.”

(2)	Represents the number of shares of common stock of Archipelago Learning, Inc. to be offered after giving effect to the Corporate Reorganization. If the underwriters exercise their option to purchase additional shares of our common stock, the additional shares sold by the selling stockholders will be allocated as follows: .

(3)	The address of Providence Equity Partners V L.P. and Providence Equity Partners V-A Study Island, LP is 50 Kennedy Plaza, Suite 1801, Providence, Rhode Island, 02903.

(4)	The address of MHT-SI, L.P. is 2000 McKinney Avenue, Suite 1200, Dallas, Texas, 75201.

(5)	Does not include shares held by Providence Equity Partners V L.P. and its affiliated entities. By virtue of their affiliations with Providence Equity Partners, each of Messrs. Phillips and Wilde may be deemed to have or share beneficial ownership of shares held by Providence Equity Partners V L.P. and its affiliated entities. Each of Messrs. Phillips and Wilde disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws as they will be in effect following the Corporate Reorganization and immediately prior to the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Upon the completion of the Corporate Reorganization immediately prior to the consummation of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.001 per share, and           shares of preferred stock, par value $      per share. Immediately following the completion of this offering,           shares of common stock, or           shares if the underwriters exercise their option to purchase additional shares in full, will be outstanding, and there will be no outstanding shares of preferred stock.

Common Stock

The holders of our common stock are entitled to the following rights.

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock will not have cumulative voting rights. Except as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, subject to any preferential rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights for additional shares and does not have any sinking fund provisions. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Registration Rights

Our existing shareholders have certain registration rights with respect to our common stock pursuant to a registration rights agreement. For further information regarding this agreement, see “Certain Relationships and Related Person Transactions” and “Shares Eligible for Future Sale.”

Preferred Stock

Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the shareholders and may adversely affect the voting and other rights of the holders of our common stock.

Anti-Takeover Effects of the Delaware General Corporate Law and Our Certificate of Incorporation and Bylaws

Upon the closing of this offering, our certificate of incorporation and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage acquisitions that some stockholders may favor.

Section 203 of the Delaware General Corporate Law

Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who owns 15% or more of the corporation’s outstanding stock, or an affiliate or associate of the corporation who did own 15% or more of the corporation’s voting stock within three years prior to the determination of interested stockholder status. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaw Provisions

Board Composition and Filling Vacancies.  Our bylaws will provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock entitled to vote. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Stockholder Action by Written Consent.  Our certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Meetings of Stockholders.  Our bylaws will provide that only a majority of the members of our board of directors then in office or the Chief Executive Officer may call special meetings of the stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not later than the 60th day nor earlier than the 90th day prior to the anniversary date of the preceding annual meeting, except that if the annual meeting is changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, we must receive the notice not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to such annual meeting. If a public announcement of the date of such annual meeting is made fewer than 70 days prior to the date of such annual meeting, then notice must be received by us no later than the tenth day following the public announcement of the date of the meeting. The notice must include the information specified in the bylaws.

Amendment to Bylaws and Certificate of Incorporation.  As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action.

Blank Check Preferred Stock.  The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Listing

We intend to apply to have our common stock listed on the NYSE or Nasdaq under the symbol “ARCL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

DESCRIPTION OF MATERIAL INDEBTEDNESS

On November 16, 2007, Archipelago Learning, LLC, formerly known as Study Island, LLC, as borrower, and the other persons designated as credit parties from time to time, entered into a credit facility providing for a $70.0 million term loan and a $10.0 million revolving credit facility with General Electric Capital Corporation, as a lender and as agent for all lenders, NewStar Financial, Inc., as syndication agent, the other parties thereto as lenders and GE Capital Markets, Inc. and NewStar Financial, Inc., as joint lead arrangers and joint bookrunners. This summary is not a complete description of all of the terms of the agreements governing our credit facility. The agreements setting forth the principal terms and conditions of our credit facility are filed as exhibits to the registration statement of which this prospectus forms a part.

In May 2009 the credit agreement governing the credit facility was amended to permit the creation of AL Midco, LLC, or AL Midco, a new wholly owned subsidiary of Archipelago Learning Holdings, LLC, which assumed all of Archipelago Learning Holdings, LLC’s interests in Archipelago Learning, LLC. AL Midco became a guarantor under the credit agreement and Archipelago Learning Holdings, LLC was released as guarantor.

General

Our credit facility consists of a $70.0 million term loan (of which $68.4 million was outstanding as of June 30, 2009), which expires in November 2013, and a $10.0 million revolving credit facility, none of which was outstanding at June 30, 2009, which expires in November 2013.

The obligations under the credit facility are guaranteed by AL Midco and TeacherWeb. The credit facility is secured on a first-priority basis by security interests (subject to permitted liens) in substantially all tangible and intangible assets, subject to certain exceptions, owned by Archipelago Learning, LLC, AL Midco and TeacherWeb, including pledges of the stock of Archipelago Learning, LLC’s, AL Midco’s and TeacherWeb’s subsidiaries. In addition, any future domestic subsidiaries of Archipelago Learning, LLC, AL Midco and TeacherWeb will be required (subject to certain exceptions) to guarantee the credit facility and grant liens on substantially all of its assets to secure such guarantee.

Interest and Fees

The term loan bears interest at rates based upon either a base rate or LIBOR plus an applicable margin determined based on our leverage ratio (3.25% as of June 30, 2009, 3.25% as of December 31, 2008, and 4.00% as of December 31, 2007, respectively, in each case for a LIBOR-based term loan). Amounts under the revolving credit facility can be borrowed and repaid, from time to time, at our option, subject to pro forma compliance with certain financial covenants. We incurred $1.7 million of debt financing costs in association with the term loan and revolving credit facility during 2007. In 2008, we received a refund of a portion of such costs in the amount of $0.2 million.

As of June 30, 2009, $68.4 million of borrowings were outstanding under the term loan and $0 were outstanding under the revolving credit facility. As of December 31, 2008, $69.3 million and $0 million of borrowings were outstanding under the term loan and the revolving credit facility, respectively. For the year ended December 31, 2008 and for the six months ended June 30, 2009, the weighted average interest rate under the term loan was 7.03% and 3.76%, respectively, before giving effect to the interest rate swap. The rate on our interest rate swap is the difference between our fixed rate of 4.035% and the floating rate of three-month LIBOR.

In addition to paying interest on outstanding principal under the credit facility, we are also required to pay a commitment fee (0.50% as of June 30, 2009) on the average daily unused commitments available to be drawn under the revolving credit facility at a rate determined based on our leverage ratio. Our leverage ratio was 2.61 to 1 as of June 30, 2009. We are also required to pay letter of credit fees, with respect to each letter of credit issued, at a rate per annum equal to the applicable margin for LIBOR revolving credit loans on the average daily amount of undrawn letters of credit minus the amount of fronting fee referred to below. We are also required to pay fronting fees, with respect to each letter of credit issued, at a rate of 0.125% per annum and to pay General Electric Capital Corporation certain administrative fees from time to time, in its role as administrative agent. Under certain circumstances, we may be required to reimburse the lenders under our credit facility for certain increased fees and expenses caused by a change of law.

Prepayments

We have the right to optionally prepay our borrowings under the term loan or the revolving credit facility, subject to the procedures set forth in the credit facility. We may be required to make prepayments on our borrowings under the term loan or the revolving credit facility if we receive proceeds as a result of certain asset sales, debt issuances, events of loss or if we have excess cash flow (as defined in the credit facility).

Covenants

The credit facility requires us to maintain certain financial ratios, including a leverage ratio (based on the ratio of consolidated indebtedness, net of cash and cash equivalents subject to control agreements, to consolidated EBITDA, defined in the credit facility as earnings before interest, taxes, depreciation, derivative losses, changes in deferred revenue, stock based compensation, certain investments and permitted acquisition expenses, certain permitted payments to Providence Equity Partners, unusual non-recurring charges, certain agency fees to the administrative agent and adjustments related to the acquisition of TeacherWeb, or Adjusted EBITDA), an interest coverage ratio (based on the ratio of Adjusted EBITDA to consolidated interest expense, as defined in the credit facility) and a fixed charge coverage ratio (based on the ratio of Adjusted EBITDA to fixed charges, as defined in the credit facility). Based on the formulations set forth in the credit facility, as of June 30, 2009, we were required to maintain a maximum leverage ratio of 4.50 to 1.00, a minimum interest coverage ratio of 2.10 to 1.00 and a minimum fixed charge coverage ratio of 1.40 to 1.00. As of June 30, 2009, our leverage ratio was 2.61 to 1.00, our interest coverage ratio was 5.45 to 1.00 and our fixed charge coverage ratio was 3.65 to 1.00. The financial ratios we are required to maintain become more restrictive over time.

The credit facility also contains certain affirmative and restrictive covenants that, among other things, provide limitations on the incurrence of additional indebtedness, liens on property, sale and leaseback transactions, investments, loans and advances, merger or consolidation, asset sales, acquisitions, dividends, transactions with affiliates, prepayments of any other indebtedness, modifications of our organizational documents and restrictions on our subsidiaries. The credit facility contains events of default that are customary for similar facilities and transactions, including a cross-default provision with respect to any other indebtedness and an event of default that would be triggered by a change of control, as defined in the credit facility, and which is not expected to be triggered by this offering. As of December 31, 2007, December 31, 2008 and June 30, 2009, we were in compliance with all covenants.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock.

Sale of Restricted Securities

After this offering, there will be outstanding           shares (assuming no exercise of the underwriters’ option to purchase additional shares), or           shares (assuming full exercise of the underwriters’ option to purchase additional shares), of our common stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-Up Arrangements

In connection with this offering, we, each of our directors, executive officers, the selling stockholders and substantially all of our other stockholders have entered into lock-up agreements described under “Underwriting” that restrict the sale of shares of our common stock for up to  days after the date of this prospectus, subject to an extension in certain circumstances. In addition, in connection with a registration rights agreement we intend to enter into with our shareholders of Archipelago Learning Holdings, LLC, in connection with this offering,   % of the shares of our common stock acquired by holders of shares of Archipelago Learning Holdings, LLC in connection with the Corporate Reorganization will not be eligible for sale until   days following the expiration of the lock-up agreement with the underwriters and the remaining shares of our common stock acquired by them in our corporate organization will not become eligible for sale until the date that is   days following the expiration of the lock-up agreement with the underwriters. Accordingly,           shares of our common stock will be available for resale   days following the expiration of the lock-up agreement, and           shares of our common stock will be eligible for sale on the date that is      days following the expiration of the lock-up agreement with the underwriters.

By exercising their registration rights, and selling a large number of shares, the selling stockholders could cause the prevailing market price of our common stock to decline.

Following the lock-up periods set forth in the stockholders’ agreement described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity incentive plans, including the equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder (as defined below). This discussion is based on current law, which is subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of the U.S. Internal Revenue Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence.

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	a partnership (including any entity or arrangement classified as a partnership for these purposes);

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the U.S. Internal Revenue Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

Dividends

We do not anticipate making any distributions on our common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that reduces, but not below zero, a

non-U.S. Holder’s tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty, on the gross amount of the dividends paid to you. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of yours (in which case the gain will be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates and, if you are a foreign corporation, the gain may, under certain circumstances, be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though you are not considered a resident alien under the U.S. Internal Revenue Code); or

•	we are or become a U.S. real property holding corporation (“USRPHC”). We believe that we are not currently, and are not likely not to become, a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided:

•	the common stock was “regularly traded on an established securities market”; and

•	you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.

Federal Estate Tax

Individuals, or an entity the property of which is includable in an individual’s gross estate for U.S. federal estate tax purposes, should note that common stock held at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate, which rate currently is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “— Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us and the selling stockholders.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to           additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange or NASDAQ Stock Market LLC Listing

We expect the shares to be approved for listing on either the New York Stock Exchange or Nasdaq, subject to notice of issuance, under the symbol “ARCL.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated website is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a. you confirm and warrant that you are either:

i. a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (“Corporations Act”);

ii. a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii. a person associated with the company under section 708(12) of the Corporations Act; or

iv. “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

b. you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Japan

The Shares have not been and will not be registered under the Financial Instruments and Exchange Law, as amended (the “FIEL”). This document is not an offer of securities for sale, directly or indirectly, in

Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organized under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any Shares other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies 121 Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the Securities and Futures Act). Accordingly, the shares may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any shares be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased shares, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor;

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the Securities and Futures Act except:

(a) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(b) where no consideration is given for the transfer; or

(c) by operation of law.

LEGAL MATTERS

Weil, Gotshal & Manges LLP has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The balance sheet of Archipelago Learning, Inc. as of August 31, 2009, included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement of which this prospectus is a part. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Archipelago Learning Holdings, LLC as of December 31, 2007 and 2008, and for each of the three years in the period ended December 31, 2008, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration of which this prospectus is a part. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Archipelago Learning, Inc. and the common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the Archipelago Learning, Inc. registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Archipelago Learning, Inc.
3400 Carlisle Street, Suite 345
Dallas, TX 75204
(800) 419-3191

INDEX TO FINANCIAL STATEMENTS

Page

Archipelago Learning, Inc.

Audited Financial Statement
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of August 31, 2009	F-3
Notes to Balance Sheet	F-4

Archipelago Learning Holdings, LLC

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets as of December 31, 2007 and 2008 and June 30, 2009 (unaudited)	F-6
Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009 (unaudited)	F-7
Consolidated Statements of Changes in Members’ Equity for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2009 (unaudited)	F-8
Consolidated Statements of Cash Flows for the year ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009 (unaudited)	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Archipelago Learning, Inc.
Dallas, Texas

We have audited the accompanying balance sheet of Archipelago Learning, Inc. (the “Company”) as of August 31, 2009. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Archipelago Learning, Inc. as of August 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
September 2, 2009

ARCHIPELAGO LEARNING, INC.

BALANCE SHEET AS OF AUGUST 31, 2009

ASSETS
Cash	$1,000

STOCKHOLDER EQUITY

Common stock (par value $10.00 per share, 100 shares authorized, issued and outstanding)	$1,000

See notes to financial statements.

ARCHIPELAGO LEARNING, INC.

NOTES TO BALANCE SHEET
AS OF AUGUST 31, 2009

1.	ORGANIZATION

Archipelago Learning, Inc. (the “Company”) was incorporated as a Delaware corporation on August 4, 2009, and has no material assets or any operations.

2.	BASIS OF PRESENTATION

The Company’s Balance Sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate Statements of Income, Changes in Stockholders’ Equity and of Cash Flows have not been presented because this entity has had no activity.

3.	STOCKHOLDER EQUITY

The Company has been capitalized with the issuance of 100 shares of Common Stock with a par value of $10.00 per share for a total of $1,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Stockholders of
Archipelago Learning Holdings, LLC
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Archipelago Learning Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Archipelago Learning Holdings, LLC and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 24, 2009 (September 2, 2009 as to earnings per share described in Note 2, the fair value of financial instruments described in Note 3, segment information described in Note 14, and the subsequent event described in paragraph one to Note 16 and October 12, 2009 as to the subsequent event described in paragraph two to Note 16.)

ARCHIPELAGO LEARNING HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

				Pro Forma
			As of	As of
	As of December 31,		June 30,	June 30,
	2007	2008	2009	2009
			(Unaudited)
	(In thousands, except share data)			(Unaudited)
				(See Note 2)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,060	$13,144	$15,940
Accounts receivable — net of allowance for doubtful accounts	3,674	6,093	6,344
Short-term deferred tax assets	—	—	—
Prepaid expenses and other current assets	469	357	818

Total current assets	15,203	19,594	23,102
PROPERTY AND EQUIPMENT — Net	793	1,782	1,781
GOODWILL	94,373	103,267	103,267
INTANGIBLE ASSETS — Net	15,551	16,106	15,087
OTHER LONG-TERM ASSETS	1,671	1,276	1,175

TOTAL	$127,591	$142,025	$144,412

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable — trade	$57	$382	$309
Wage and employee-related liabilities	1,640	1,918	1,536
Deferred revenue	15,819	24,632	22,758
Taxes payable	—	—	—
Other accrued liabilities	219	192	248
Current portion of long-term debt	700	700	700
Interest payable	191	210	109
Interest rate swap	206	1,988	1,574

Total current liabilities	18,832	30,022	27,234
LONG-TERM DEBT — Net of current portion	69,300	68,600	67,726
LONG-TERM DEFERRED REVENUE — Net of current portion	1,112	2,290	3,710
LONG-TERM DEFERRED TAX LIABILITY	—	639	563
OTHER LONG-TERM LIABILITY (NOTE 9)	—	—	230
COMMITMENTS AND CONTINGENCIES (NOTE 10)
MEMBERS’ EQUITY:
Class A shares (109,545,064 shares authorized, issued and outstanding at December 31, 2007 and 2008 and June 30, 2009)	34,792	34,792	34,792	—
Class A-2 shares (no shares authorized, issued and outstanding at December 31, 2007; 286,882 shares authorized, issued and outstanding at December 31, 2008 and June 30, 2009)	—	750	750	—
Class B shares (6,085,837 shares authorized, 5,720,692 shares issued and outstanding at December 31, 2007; 6,578,727 shares authorized, 5,355,440 shares issued and outstanding at December 31, 2008; 6,578,727 shares authorized, 6,028,727 shares issued and outstanding at June 30, 2009	345	684	855	—
Class C shares (6,085,837 shares authorized, 5,720,692 shares issued and outstanding at December 31, 2007; 7,126,451 shares authorized, 5,903,164 shares issued and outstanding at December 31, 2008; 7,126,451 shares authorized, 6,576,451 shares issued and outstanding at June 30, 2009	286	302	343	—
Retained earnings	2,924	3,946	8,209	—

Total members’ equity	38,347	40,474	44,949	—

STOCKHOLDER’S EQUITY
Common stock ($ par value, shares authorized, shares issued and outstanding)	—	—	—
Additional paid-in capital	—	—	—
Retained earnings	—	—	—

Total stockholders’ equity	—	—	—

TOTAL	$127,591	$142,025	$144,412

See notes to consolidated financial statements.

ARCHIPELAGO LEARNING HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF INCOME

	Twelve Months Ended December 31,				Six Months Ended June 30,
	2006	2007	2008		2008	2009
	(Predecessor)				(Unaudited)	(Unaudited)
		(Successor)
	(In thousands, except share and per share data)

SERVICE REVENUE	$10,065	$18,250		$32,068	$14,000		$21,427
COST OF REVENUE	343	750		2,178	703		1,782

GROSS PROFIT	9,722	17,500		29,890	13,297		19,645
OPERATING EXPENSES:
Sales and marketing	2,793	7,669		13,193	6,195		6,972
Content development	712	1,206		2,162	926		1,588
General and administrative	2,581	5,010		6,644	2,310		4,417

Total operating expenses	6,086	13,885		21,999	9,431		12,977

INCOME FROM OPERATIONS	3,636	3,615		7,891	3,866		6,668

OTHER INCOME (EXPENSE):
Interest expense	—	(838)		(5,161)	(2,745)		(1,377)
Interest income	27	343		247	160		14
Derivative loss	—	(173)		(2,119)	(309)		(141)

Total other income (expense)	27	(668)		(7,033)	(2,894)		(1,504)

INCOME BEFORE INCOME TAXES	3,663	2,947		858	972		5,164
(Provision) benefit for income taxes	—	(23)		164	(42)		(133)

NET INCOME	$3,663	$2,924		$1,022	$930		$5,031

Net income per equity share attributable to members’ equity:
Basic and Diluted (NOTE 2)	$1,832	$0.03		$0.01	$0.01		$0.05

Weighted-average equity shares and equivalents outstanding:
Basic and Diluted (NOTE 2)	2	109,545,064		109,545,064	109,545,064		109,545,064

Unaudited pro forma (provision) for income taxes (NOTE 2)			$			$

Unaudited pro forma net income (NOTE 2)			$			$

Unaudited pro forma net income per common share (NOTE 2):
Basic			$			$

Diluted			$			$

Unaudited pro forma weighted-average common shares and equivalents outstanding (NOTE 2):
Basic

Diluted

See notes to consolidated financial statements.

ARCHIPELAGO LEARNING HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

											Total
	Study Island LP							Class C			Members’
	Partner Capital	Class A Shares		Class A-2 Shares		Class B Shares		Shares		Retained	Equity
	(Deficit)	Units	Value	Units	Value	Units	Value	Units	Value	Earnings	(Deficit)
	(In thousands)

BALANCE — January 1, 2006	$(2,844)	—	$—	—	$—	—	$—	—	$—	$—	$(2,844)
Distributions	(6,354)	—	—	—	—	—	—	—	—	—	(6,354)
Net income	3,663	—	—	—	—	—	—	—	—	—	3,663

BALANCE — December 31, 2006 (Predecessor)	(5,535)	—	—	—	—	—	—	—	—	—	(5,535)
Distribution to predecessor	(1,178)	—	—	—	—	—	—	—	—	—	(1,178)
Reorganization due to change in ownership	6,713	—	—	—	—	—	—	—	—	—	6,713
Shares issued	—	109,545	109,545	—	—	—	—	—	—	—	109,545
Distributions	—	—	(74,753)	—	—	—	—	—	—	—	(74,753)
Stock-based compensation	—	—	—	—	—	5,721	345	5,721	286		631
Net income	—	—	—	—	—	—	—	—	—	2,924	2,924

BALANCE — December 31, 2007	—	109,545	34,792	—	—	5,721	345	5,721	286	2,924	38,347
Shares issued	—	—	—	287	750	—	—	—	—	—	750
Stock-based compensation	—	—	—	—	—	456	372	456	30	—	402
Forfeitures of stock-based compensation	—	—	—	—	—	(822)	(33)	(274)	(14)	—	(47)
Net income	—	—	—	—	—	—	—	—	—	1,022	1,022

BALANCE — December 31, 2008	$—	109,545	$34,792	287	$750	5,355	$684	5,903	$302	$3,946	$40,474

Distributions	—	—	—	—	—	—	—	—	—	(768)	(768)
Stock-based compensation	—	—	—	—	—	673	171	673	41	—	212
Net income	—	—	—	—	—	—	—	—	—	5,031	5,031

BALANCE — June 30, 2009 (unaudited)	$—	109,545	$34,792	287	$750	6,028	$855	6,576	$343	$8,209	$44,949

See notes to consolidated financial statements.

ARCHIPELAGO LEARNING HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(Predecessor)			(Unaudited)	(Unaudited)
		(Successor)
	(In thousands)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$3,663	$2,924	$1,022	$930	$5,031
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt financing costs	—	36	179	81	101
Depreciation and amortization	71	1,670	2,183	942	1,520
Stock-based compensation	—	631	355	189	212
Unrealized gain on investments	(21)	—	—	—	—
Provision (benefit) for uncollectable accounts receivable	—	38	51	(19)	2
Unrealized loss (gain) on interest rate swap	—	205	1,783	228	(414)
Deferred income taxes	—	—	(247)	—	(99)
Changes in operating assets and liabilities, net of impact of acquisitions:
Accounts receivable	(1,129)	(1,542)	(2,270)	(674)	(254)
Prepaid expenses and other	—	(469)	176	(69)	(437)
Accounts payable	—	55	276	(4)	(211)
Accrued liabilities	428	1,557	252	(482)	(426)
Deferred revenues	4,439	7,613	9,791	1,727	(454)
Other long-term liability	—	—	—	—	230

Net cash provided by operating activities	7,451	12,718	13,551	2,849	4,801

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(211)	(498)	(1,324)	(542)	(363)
Business acquisition	—	(84,787)	(9,658)	(9,658)	—

Net cash used in investing activities	(211)	(85,285)	(10,982)	(10,200)	(363)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to predecessor	(6,354)	(846)	—	—	—
Proceeds from issuance of shares	—	89,545	—	—	—
Return of Capital distributions to parent shareholders	—	(74,753)	—	—
Advance to shareholder	—	—	—	(750)	—
Tax distribution to parent shareholders	—	—	—	—	(768)
Cost of debt financing	—	(1,706)	215	215	—
Proceeds from revolver	—	—	10,000	—	—
Payments on revolver	—	—	(10,000)	—	—
Proceeds from term note	—	70,000	—	—	—
Payment on term note	—	—	(700)	(350)	(874)

Net cash (used in) provided by financing activities	(6,354)	82,240	(485)	(885)	(1,642)

NET CHANGE IN CASH AND CASH EQUIVALENTS:	886	9,673	2,084	(8,236)	2,796
Beginning of period	501	1,387	11,060	11,060	13,144

End of period	$1,387	$11,060	$13,144	$2,824	$15,940

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$612	$4,992	$2,626	$1,371

Cash paid for income taxes	$20	$—	$44	$9	$25

NON-CASH INVESTING AND FINANCING ACTIVITIES
Accrued purchases of property and equipment	$—	$49	$19	$—	$138

Non-cash distribution to Predecessor (Note 10)	$—	$332	$—	$—	$—

Issuance of shares in business acquisitions (Note 1)	$—	$20,000	$750	$750	$—

See notes to consolidated financial statements.

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006 (PREDECESSOR),
AS OF AND FOR THE YEARS ENDED 2007 AND 2008
AND AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2009 (SUCCESSOR)

1.	ORGANIZATION

Archipelago Learning Holdings, LLC (the “Company”) is a leading subscription-based online education company. The Company provides standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via proprietary web-based platforms. Study Island, our core product line, helps students in Kindergarten through 12th grade, or K-12, master grade level academic standards in a fun and engaging manner. During the 2008-2009 school year, Study Island products were utilized by 8.3 million students in over 19,200 schools in 50 states who answered over 2.8 billion practice questions. The Company recently began offering online postsecondary programs through their Northstar Learning product line.

Archipelago Learning, Inc. was incorporated as a Delaware corporation on August 4, 2009, and will act as a holding company for the Company’s business upon completion of the offering. The Company initially capitalized Archipelago Learning, Inc. with $1,000 for 100 shares of Archipelago Learning, Inc. Archipelago Learning, Inc. has no operations.

On July 2, 2009, the Company changed its name from “Study Island Holdings, LLC” to “Archipelago Learning Holdings, LLC” Study Island Holdings, LLC through July 1, 2009 and Archipelago Learning Holdings, LLC from July 2, 2009 are referred to herein as “the Company.”

Purchase Transaction

On January 10, 2007, substantially all of the assets of Study Island, LP (the “Predecessor”), a Texas partnership, were sold to a subsidiary of the Company. Periods presented prior to January 10, 2007, represent the operations of the Predecessor. The change of ownership was approved by all of the managers of the Company. The transaction was recorded as a business combination with the resulting assets acquired and liabilities assumed being recorded at fair value determined on the information available and assumptions as to future operations. The partners of the Predecessor retained an 18.2% interest in the Company by exchanging $20,000,000 of their interests in the Predecessor for Class A shares in the Company, which was valued utilizing the purchase price of the Company.

Intangible assets acquired included customer relationships, developed technology, developed program content and the Study Island trade name. Customer relationships were valued using projected income streams on the existing customer base. Developed technology and program content were valued based on the replacement cost of these assets, less an adjustment due to the changing nature of technology and state educational standards. The Study Island trade name was valued using a relief from royalty approach.

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price was comprised of the following (in thousands):

Net cash paid to sellers	$80,226
Transaction costs	4,560

Total cash paid	84,786
Issuance of Class A shares	20,000

Total	104,786

Assets (liabilities) acquired:
Accounts receivable	2,319
Related party receivables	4,545
Accounts payable	(4,565)
Deferred revenue	(9,352)
Property and equipment	346
Intangible assets	17,120

Total	10,413

Remaining value, recorded to goodwill	$94,373

Contained within the 2007 consolidated financial statements are nine calendar days of operations and cash flows of the Predecessor. Such amounts are not material to the overall 2007 consolidated financial statements taken as a whole. Further, the consolidated financial position of the Predecessor immediately prior to the January 10, 2007, transaction was not materially different from that of December 31, 2006. Accordingly, the Company has chosen January 1, 2007, as a date of convenience in presenting successor operating results and the financial statement information for the period from January 1, 2007 through January 9, 2007 has not been presented separately. All periods ending prior to January 1, 2007 are referred to as “Predecessor,” and all periods including and after such date are referred to as “Successor.”

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the balances and results of operations of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information — The accompanying unaudited interim consolidated balance sheet as of June 30, 2009, the consolidated statements of income and cash flows for the six months ended June 30, 2008 and 2009, and the consolidated statement of changes in members’ equity for the six months ended June 30, 2009 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s balance sheet as of June 30, 2009, statements of income, and its cash flows for the six months ended June 30, 2008 and 2009. The results for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009. All references to June 30, 2009 or to the six months ended June 30, 2008 and 2009 in the notes to the consolidated financial statements are unaudited.

Unaudited Pro Forma Presentation — The pro forma balance sheet data as of June 30, 2009 and pro forma income statement data for the year ended December 31, 2008 and the six months ended June 30, 2009 reflect the transactions that will occur in contemplation of the initial public offering, including the corporate

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reorganization, whereby the Company will become a wholly owned subsidiary of Archipelago Learning, Inc., distributions to the members of the Company, and reflection of tax expense (benefit) as if the Company were a taxable entity during these periods, as if these transactions had occurred on January 1, 2008. The transactions reflected include: cash distributions of $1.4 million to be made upon the corporate reorganization and $8.0 million to be made in the fourth quarter of 2009; net short-term deferred tax asset of $     and net long-term deferred tax liability of $     , as of June 30, 2009 and (provision) benefit for income taxes of $     and $     for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively; and the conversion of all outstanding shares of the Company’s Class A, Class A-2, Class B and Class C members’ equity into an aggregate of          common shares and          restricted shares.

Estimates — Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported sales and expenses. Accordingly, actual results could differ from the estimates that were used. The Company’s most significant estimates and assumptions include those relating to revenue recognition, stock based compensation and valuations of goodwill and intangible assets.

Revenue Recognition — The Company generates service revenue from: customer subscriptions to standards-based instruction, practice, assessments and productivity tools; training fees; and individual buys, which are individual purchases for access to a product (one subject in a specific state for a specific grade level). Subscription revenue results from subscriptions sold to new and existing customers. For the years 2006, 2007, and 2008, subscription revenue accounted for 97.3%, 98.0%, and 98.4% of the Company’s service revenue, respectively. For the six months ended June 30, 2008 and 2009 (unaudited), subscription revenue accounted for 99.1% and 98.4% of the Company’s service revenue, respectively.

Service revenue is recognized when all of the following conditions are satisfied: there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of the fees to be paid by the customer is fixed or determinable. The Company’s arrangements do not contain general rights of return.

Subscription revenue is recognized ratably over the subscription term beginning on the commencement date of each subscription. The traditional subscription term is 12 months, and all subscriptions are on a noncancelable basis. When additional months are offered as a promotional incentive, those months are part of the subscription term. As part of their subscriptions, customers generally benefit from new features and functionality with each release at no additional cost.

Training sessions are offered to the Company’s customers in conjunction with the subscriptions to train the customers on implementing, using, and administering the Study Island programs. Training revenue is recognized ratably over the subscription term for the related subscription. Customer support is provided to customers following the sale at no additional charge and at a minimal cost per call.

The Company defers the total amount of the sale of subscriptions, training, and support as deferred revenue when the customer is invoiced and recognizes the revenue on a straight-line basis over the subscription term. The Company does not incur significant up-front costs related to providing its products and services and therefore has not deferred any expenses.

Cost of Revenue — Cost of revenue consists of the direct and indirect costs to host and make available its products and services to our customers. A significant portion of the cost of revenue includes salaries, bonuses, stock-based compensation and employee benefit costs and taxes related to engineering personnel who maintain the Company’s servers and technical equipment and work on our web-based hosted platform. The employee benefits costs and taxes are allocated based upon a percentage of total compensation expense. Other direct and indirect costs include recruiting and relocation fees associated with engineering employees, contracted labor, facility costs for the Company’s web platform servers and routers, including backup servers that are maintained in colocation

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facilities in Dallas, Texas, depreciation expense on those servers and routers, network monitoring costs and amortization of Study Island’s technical development intangible assets.

Operating Expenses — Operating expenses consist of sales and marketing, content development and general and administrative expenses. Sales and marketing expense consists primarily of salaries, commissions, benefits and stock-based compensation for sales and marketing personnel for the Company’s inside and outside sales team, marketing, customer service, training and account management. Sales and marketing also includes direct marketing costs, travel and entertainment and amortization of customer relationship intangible assets. Content development expense consists primarily of salaries, benefits and stock-based compensation for employees who are responsible for writing the questions for the Company’s products and amortization of content intangible asset. General and administrative expense consists primarily of salaries, benefits and stock-based compensation for general and administrative employees that includes executives, finance and accounting, human resources, customer relations and order management. General and administrative also includes accounting and legal professional services fee, rent, insurance, travel and entertainment expense, depreciation and other corporate expenses.

Software Development Costs — Software development costs are accounted for in accordance with the Financial Accounting Standards Board (FASB) Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, which establishes the standards of financial accounting and reporting for the cost of computer software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process, whether internally developed or purchased. The cost of the core web-based delivery technology and content was recognized upon the Company’s acquisition in accordance with purchase accounting and is being amortized over 10 years. The Company is continually improving, upgrading, and enhancing both the content delivered to its customers and the software used to deliver this content and, as such, these costs are being expensed as incurred.

Content Development Costs — The Company is continually improving and upgrading the content delivered to customers, including planned enhancements and upgrades such as assessment products for teachers, embedded professional development, lesson plans and lessons, video content, special needs support, writing utility, digital lockers and new and more sophisticated games, as well as tailoring products to new markets. Such costs are expensed as incurred.

Cash and Cash Equivalents — Cash and cash equivalents include highly liquid short-term investments purchased with original maturities of three months or less.

Accounts Receivable — Accounts receivable represents amounts billed to customers for service revenue. The Company carries its accounts receivable at cost, less an allowance for doubtful accounts, which is based on management’s assessment of the collectability of accounts receivable. The Company extends unsecured credit to its customers in the ordinary course of business, but mitigates the associated credit risk by performing ongoing credit evaluations of its customers. The vast majority of the Company’s customers are public schools, which receive their funding from the local, state and federal government. The Company evaluates the adequacy of the allowance for doubtful accounts based on a specific customer review of the outstanding accounts receivables.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the changes in the Company’s allowance for doubtful accounts for the respective periods (amounts in thousands):

	Predecessor	Successor
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Allowance for doubtful accounts:
Beginning balance	$—	$—	$38
Charged to costs and expenses	2	38	71
Deductions — accounts written off	(2)	—	(20)

Ending balance	—	38	89

The allowance for doubtful account as of June 30, 2009 (unaudited) is $91,599.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives using the straight-line method.

Useful Lives

Furniture and fixtures	Seven years
Office equipment	Five years
Computer equipment	Three to five years
Computer software	Three years
Leasehold improvements	Shorter of the estimated useful life or the lease term

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in earnings.

Goodwill, Intangible Assets and Long-Lived Assets — Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill is assessed for impairment at the reporting unit level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The goodwill impairment test involves a two-step test. The first step of the impairment test requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. The Company currently has two reporting units, which are one level below our operating segment. The fair value of each reporting unit is determined based on valuation techniques using the best information that is available, including data from open marketplace transactions and discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step must be performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management’s judgment is a significant factor in determining whether an indicator of impairment has occurred. Management relies on estimates in determining the fair value of each reporting unit for step one, which include the following factors:

•	Data from actual open marketplace transactions. The Company may utilize such information if available, where those transactions may involve assets or equity, to assist management in evaluating goodwill impairment.

•	Anticipated future cash flows and terminal value for each reporting unit. The determination of discontinued cash flows relies on the timing and estimates of future cash flows, including an estimate of terminal value. The projections use management’s estimates of economic and market conditions over the projected period including growth rates in service revenue, customer attrition and estimates of any expected changes in operating margins.

•	Selection of an appropriate discount rate. The determination of discontinued cash flows requires the selection of an appropriate discount rate, which is based on a weighted-average cost of capital analysis. The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants.

In the impairment test performed in the fourth quarter of 2007, the fair value of the Company’s Study Island reporting unit significantly exceeded the carrying value by a margin in excess of 20%. For the test performed in 2008, the fair value of the Study Island unit exceeded the carrying value by an even greater margin. In the 2008 testing for TeacherWeb, due to the proximity of the testing to the acquisition date and because there had been no significant changes in operations of the reporting unit, the fair value and carrying value remained consistent with the values upon acquisition. Based upon the Company’s results of impairment testing and events that have occurred subsequently, management does not believe either of the reporting units to be at risk of failing step one of impairment testing for the foreseeable future.

The Company performs impairment tests in the fourth quarter of each year. No goodwill impairment was identified for any of the periods presented.

Intangible assets and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable, in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. If impairment indicators exist, an assessment of undiscounted future cash flows to be generated by such assets is made. If the results of the analysis indicate impairment, the assets are adjusted to fair market value. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives. No impairment loss was identified for intangible or long-lived assets in any of the years presented.

Deferred Financing Costs — Deferred financing costs are incurred to obtain long-term financing and are amortized using the effective interest method over the term of the related debt. The amortization of deferred financing costs, which are classified in interest expense in statement of income, was $0, $35,543 and $179,338 for the years ended December 31, 2006, 2007 and 2008, respectively and $81,498 and $101,089 for the six months ended June 30, 2008 and 2009 (unaudited), respectively.

Income Taxes — The Company is treated as a partnership and, is not a taxpaying entity for federal income tax purposes. As a result, the Company’s income is taxed to its members in their individual federal income tax returns. The Company’s wholly owned subsidiary, TeacherWeb, Inc. (“TeacherWeb”) is a taxpaying entity for federal income tax purposes. A net long-term tax liability of $853,000 was recorded when TeacherWeb was acquired in June 2008. As a result of TeacherWeb’s operations since the acquisition, the Company has recorded $247,000 of federal and state income tax benefit in 2008. No federal income tax expense was recognized in 2006 or 2007. TeacherWeb has approximately $364,000 of net operating loss carryforwards for federal and state income tax purposes as of December 31, 2008. The Company is also

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subject to sales, use and franchise taxes and, as such, has recorded these expenses in the accompanying financial statements.

Concentrations of Credit Risk — Financial instruments that are subject to concentrations of credit risk are cash and cash equivalents and accounts receivable. Management believes its contract acceptance, billing and collection policies are adequate to minimize potential credit risk. The Company continuously evaluates the credit worthiness of its customers’ financial condition and generally does not require collateral.

The Company maintains deposits with major financial institutions which exceed federally insured limits. Management periodically assesses the financial condition of the institution and believes that any possible credit risk is minimal. The Company has not experienced any loss from such risk.

Stock-Based Compensation Expense — The Company has adopted FASB Statement No. 123(R), Accounting for Stock-Based Compensation. Among other items, FASB Statement No. 123(R) requires companies to record compensation expense for share-based awards issues to employees and directors in exchange for services provided. The amount of the compensation expense is based on the estimated fair value of the awards on their grant dates determined by the board of managers (see Note 12) and is recognized over the required service periods. The share-based awards include members’ interest in Class B and C shares.

Accounting for Derivatives and Hedging Activities — The Company’s overall risk management strategy includes utilizing an interest rate swap agreement. The Company managed its exposure to rate variability on the floating interest rate paid on its borrowing by entering into an interest rate swap agreement with a notional amount totaling $45,500,000, of which $45,500,000 and $40,500,000 remained in effect as of December 31, 2008 and June 30, 2009, respectively. Beginning in 2009, the notional amount of the interest rate swap began decreasing in periodic amounts, and will decrease to a notional amount of $30,500,000 at the December 2010 termination date. The Company swapped a floating rate payment based on three month London InterBank Offered Rate (LIBOR) for a fixed rate of 4.035% in order to minimize the variability in expected future cash flows due to interest rate movements on its LIBOR-based variable rate debt.

The Company has not designated the swap as a hedge in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The fair value of the interest rate swap is recorded in its consolidated balance sheet as “interest rate swap” and changes in the fair value of the swap in its consolidated statements of income as “derivative loss.”

Net Income per Share — Net income per equity share is computed under the provisions of FASB Statement No. 128, Earnings Per Share. Basic income per share is computed using net income and the weighted average number of shares outstanding. Diluted earnings per share reflect the weighted average number of shares outstanding plus any potentially dilutive securities outstanding during the period. Class A, Class A-2, Class B, and Class C shares are entitled to earnings based on a priority established in the Company’s LLC agreement. The Class A shares are entitled to a return of capital and a preferred return before any other class of share is entitled to earnings. Class A and Class A-2 shares are entitled to 100% of the earnings for the years ended December 31, 2007 and 2008, and the six months ended June 30, 2008 and 2009, to the extent such shares were issued. For the years ended December 31, 2006, 2007, and 2008, and for the six months ended June 30, 2008 and 2009, there were no potential dilutive securities to the Class A shares. Prior to the purchase transaction, the Predecessor was a limited partnership containing two equal partners and the Predecessor reported earnings per partner by dividing net income for the year ended December 31, 2006 by two.

3.	FAIR VALUE MEASUREMENTS

In the first quarter of 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, for financial assets and liabilities. FASB Statement No. 157 became effective for financial assets and liabilities on January 1, 2008. FASB Statement No. 157 defines fair value, thereby

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

eliminating inconsistencies in guidance found in various prior accounting pronouncements and increases disclosures surrounding fair value calculations.

FASB Statement No. 157 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of input are defined as follows:

•	Level 1 — Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.

•	Level 2 — Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

•	Level 3 — Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use.

FASB Statement No. 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The Company’s interest rate swap is valued in the market using discounted cash flow techniques. These techniques incorporate Level 1 and Level 2 inputs such as interest rates. These market inputs are utilized in the discounted cash flow calculation considering the instrument’s term, notional amount, discount rate, and credit risk. Significant inputs to the derivative valuation for interest rate swap are observable in the active markets and are classified as Level 2 in the hierarchy.

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, as required by FASB Statement No. 157 (amounts in thousands):

	Level 1	Level 2	Level 3	Total

Assets — cash equivalents	$12,206	—	—	$12,206
Liabilities — interest rate swap	—	$1,988	—	$1,988

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of June 30, 2009 (unaudited), as required by FASB Statement No. 157 (amounts in thousands):

	Level 1	Level 2	Level 3	Total

Assets — cash equivalents	$14,408	—	—	$14,408
Liabilities — interest rate swap	—	$1,574	—	$1,574

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and estimated fair values of the Company’s financial instrument that is not reflected in the financial statement at fair value is as follows (amounts in thousands):

June 30, 2009
	December 31, 2007		December 31, 2008		(Unaudited)
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Term loan	$70,000	$70,000	$69,300	$70,047	$68,426	$67,912

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, non-controlling interest in the acquire, and the goodwill acquired. FASB Statement No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. FASB Statement No. 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The implementation of this standard did not have a material effect on the Company’s financial condition or results of operations. The Company will assess the impact of this standard when and if future acquisitions occur.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, Effective Date for FASB Statement No. 157. This FSP permitted the delayed application of FSAB Statement No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The adoption did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement 133. FASB Statement No. 161 requires enhanced disclosures about a company’s derivative and hedging activities. These enhanced disclosures will discuss (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect a company’s financial position, results of operations, and cash flows. FASB Statement No. 161 is effective for fiscal years beginning on or after November 15, 2008, with earlier adoption allowed. The implementation of this standard did not have a material effect on the Company’s consolidated financial condition or results of operations for interim periods beginning January 1, 2009.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets. FSP FASB No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. FSP FASB No. 142-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard did not have a material effect on the Company’s consolidated financial condition or results of operations.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”). This FSP amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. This FSP also amends Accounting Principles Board (“APB”) Opinion No. 28, Interim Financial Reporting, to require those disclosures in all interim financial statements. FSP No. FAS 107-1 and APB 28-1 were effective for interim and annual periods ending after June 15, 2009.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events (“SFAS 165”). This statement provides general standards for the accounting and reporting of subsequent events that occur between the balance sheet date and issuance of financial statements. The statement requires the issuer to recognize the effects, if material, of subsequent events in the financial statements if the subsequent event provides additional evidence about conditions that existed as of the balance sheet date. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any non-recognized subsequent events. Non-recognized subsequent events include events that provide evidence about conditions that did not exist as of the balance sheet date, but which are of such a nature that they must be disclosed to keep the financial statements from being misleading. The statement is effective for interim and annual periods ending after June 15, 2009.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2009, the FASB issues FASB Statement No. 168, The “FASB Accounting Standards Codification” and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. FASB Statement 168 provides for the FASB Accounting Standards Codification (the “Codification”) to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification did not change GAAP but reorganizes the literature. FASB Statement 168 is effective for interim and annual periods ending after September 15, 2009. The Company will begin to use the Codification when referring to GAAP in its financial statements for the third quarter of 2009. This will not have an impact on the Company’s financial position, results of operations of cash flows.

5.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2007, 2008 and June 30, 2009, consisted of the following (amounts in thousands):

			As of June 30,
	2007	2008	2009
			(Unaudited)

Computer equipment	$650	$1,534	$1,896
Furniture and fixtures	129	284	302
Office equipment	6	13	13
Computer software	109	363	471
Leasehold improvements	—	47	60

	894	2,241	2,742
Accumulated depreciation	(101)	(459)	(961)

Total	$793	$1,782	$1,781

Depreciation expense was $71,004, $101,165, and $358,334 for the periods ending December 31, 2006, 2007 and 2008, respectively. For the six months ended June 30, 2008 and 2009 (unaudited), depreciation expense was $136,279 and $501,689, respectively.

6.	ACQUISITIONS

On June 30, 2008, the Company purchased 100% of the capital stock of TeacherWeb. TeacherWeb provides web-based templates for educators to quickly and easily create classroom, school and district websites. The transaction was recorded as a business combination with the resulting assets acquired and liabilities assumed being recorded at fair value determined on the information available and assumptions as to future operations.

Intangible assets acquired included customer relationships and trademarks. Customer relationships were valued using projected income streams on the existing customer base. Trademarks were valued using a relief from royalty approach.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price was comprised of the following (in thousands):

Net cash paid to sellers	$9,408
Transaction costs	250

Total cash paid	9,658
Issuance of Class A-2 shares	750

Total	10,408

Assets (liabilities) acquired:
Accounts receivable	199
Other assets	32
Accounts payable	(49)
Deferred revenue	(199)
Net long-term deferred tax liability	(853)
Property and equipment	4
Intangible assets	2,380

Total	1,514

Remaining value, recorded to goodwill	$8,894

The fair value of the 286,882 Class A-2 shares issued during the third quarter of 2008 in connection with the TeacherWeb acquisition was determined based on management’s estimated average enterprise value of the Company at the time of the acquisition and its impact on its existing participation shares distribution thresholds.

7.	INTANGIBLE ASSETS AND GOODWILL

The Company has recorded intangible assets in connection with the purchase transaction on January 10, 2007. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Intangible assets as of December 31, 2007, are as follows (dollars in thousands):

	Amortization	Gross
	Period	Carrying	Accumulated
	(Months)	Amount	Amortization	Net

Finite-lived intangible assets:
Study Island customer relationships	120	$13,620	$(1,325)	$12,295
Study Island technical development/program content	120	2,500	(244)	2,256
Indefinite-lived intangible assets — Study Island trade name		1,000	—	1,000

Total intangible assets		$17,120	$(1,569)	$15,551

Amortization expense for the year ended December 31, 2007, was $1,568,666, and $81,741, $1,325,387 and $161,538 of amortization expense were included in cost of revenue, sales and marketing and content development expense, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the Company has recorded intangible assets in connection with its June 30, 2008, acquisition of TeacherWeb. Intangible assets as of December 31, 2008, are as follows (dollars in thousands):

	Amortization	Gross
	Period	Carrying	Accumulated
	(Months)	Amount	Amortization	Net

Finite-lived intangible assets:
Study Island customer relationships	120	$13,620	$(2,687)	$10,933
Study Island technical development/program content	120	2,500	(494)	2,006
TeacherWeb customer relationships	60	2,130	(213)	1,917
Indefinite-lived intangible assets:
Study Island trade name		1,000	—	1,000
TeacherWeb trade name		250	—	250

Total intangible assets		$19,500	$(3,394)	$16,106

Amortization expense for the year ended December 31, 2008 was $1,825,000, and $84,000, $1,575,000 and $166,000 of amortization expense were included in cost of revenue, sales and marketing and content development expense, respectively.

Intangible assets as of June 30, 2009 (unaudited), are as follows (dollars in thousands):

	Amortization	Gross
	Period	Carrying	Accumulated
	(Months)	Amount	Amortization	Net

Finite-lived intangible assets:
Study Island customer relationships	120	$13,620	$(3,368)	$10,252
Study Island technical development/program content	120	2,500	(619)	1,881
TeacherWeb customer relationships	60	2,130	(426)	1,704
Indefinite-lived intangible assets:
Study Island trade name		1,000	—	1,000
TeacherWeb trade name		250	—	250

Total intangible assets		$19,500	$(4,413)	$15,087

Amortization expense for the six month period ended June 30, 2009 (unaudited) was $1,019,000, and $42,000, $894,000 and $83,000 of amortization expense was included in cost of revenue, sales and marketing and content development expense, respectively.

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated amortization expense for each of the five succeeding years and thereafter is as follows (amounts in thousands):

	As of	As of
	December 31, 2008	June 30, 2009
		(Unaudited)

2009	$2,038	$1,019
2010	2,038	2,038
2011	2,038	2,038
2012	2,038	2,038
2013	1,825	1,825
Thereafter	4,879	4,879

	$14,856	$13,837

The weighted-average remaining useful lives of the finite intangibles assets as of December 31, 2008 and June 30, 2009 (unaudited) is 8.42 and 7.80 years, respectively.

The changes in the carrying amount of goodwill are as follows (amounts in thousands):

Balance at January 1, 2007	$—
Goodwill acquired during year	94,373

Balance at December 31, 2007	94,373
Goodwill acquired during year	8,894

Balance at December 31, 2008	$103,267

There was no change in goodwill during the six months ended June 30, 2009 (unaudited).

8.	CREDIT FACILITY

On November 16, 2007, the Company entered into an $80,000,000 credit facility with General Electric Capital Corporation, as agent, composed of a $70,000,000 term loan and a $10,000,000 revolving credit facility, which expires in November 2013. The proceeds of the term loan and $4,928,688 in cash were used to pay a distribution of $73,222,670 to the Class A shareholders and debt financing costs of $1,706,018. The term loan bears interest at rates based upon either a base rate or LIBOR plus an applicable margin (3.25% as of June 30, 2009, 3.25% as of December 31, 2008, and 4.00% as of December 31, 2007, respectively, in each case for a LIBOR-based term loan) determined based on the Company’s leverage ratio. Amounts under the revolving credit facility can be borrowed and repaid, from time to time, at the Company’s option, subject to the pro forma compliance with certain financial covenants. Subsequently, the Company received a refund of $215,270 in 2008 of the amount previously paid.

The term loan and revolving credit facility require us to maintain certain financial ratios, including a leverage ratio (based on the ratio of consolidated indebtedness, net of cash and cash equivalents, to consolidated EBITDA, defined in the credit facility as consolidated net income adjusted by adding back interest expense, taxes, depreciation expenses, amortization expenses and certain other non-recurring or otherwise permitted fees and charges), an interest coverage ratio (based on the ratio of consolidated EBITDA to consolidated interest expense, as defined in the credit facility) and a fixed charge coverage ratio (based on the ratio of consolidated EBITDA to fixed charges).

The term loan and the revolving credit facility contain certain affirmative and restrictive covenants that, among other things, add limitations for the incurrence of additional indebtedness, liens on property, sale and leaseback transactions, investments, loans and advances, merger or consolidation, asset sales, acquisitions,

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dividends, transactions with affiliates, prepayments of any other indebtedness, modifications of our organizational documents and restrictions on our subsidiaries. The credit facility contains events of default that are customary for similar facilities and transactions, including a cross-default provision with respect to any other indebtedness and an event of default that would be triggered by a change of control, as defined in the credit facility, and which is not expected to be triggered by this offering. As of June 30, 2009, December 31, 2008 and December 31, 2007, we were in compliance with all covenants. The credit facility is secured on a first-priority basis by security interests (subject to permitted liens) in substantially all of the assets of the Company.

The Company has the right to optionally prepay its borrowings under the term loan or the revolving credit facility, subject to the procedures set forth in the credit facility. The Company may be required to make prepayments on its borrowings under the term loan or the revolving credit facility if it receives proceeds as a result of any asset sales, additional debt issuances, events of loss or if we have excess cash flow. A mandatory prepayment of the term loan is required within five business days after the earlier of the actual or required delivery date of the compliance certificate each fiscal year, in an amount equal to (i) 75% of excess cash flows (as defined by the credit agreement) if the leverage ratio as of the last day of the fiscal year is greater than 4:00 to 1:0, (ii) 50% of excess cash flows if the leverage ratio as of the last day of the fiscal year is less than or equal to 4:00 to 1:0 but greater than 3:25 to 1:0, or (iii) 25% of excess cash flow if the leverage ratio as of the last day of the fiscal year is less than or equal to 3.25 to 1.0. No mandatory prepayment is required if the leverage ratio is less than or equal to 2.50 to 1.0 on the last day of the fiscal year. No mandatory prepayments were required for the second quarter ended June 30, 2009 and the year ended December 31, 2007. The Company did make a mandatory prepayment of $524,301 during the second quarter of 2009 related to the excess cash flow generated for the year ended December 31, 2008.

Principal payments due over the next five years and beyond as of December 31, 2008 and June 30, 2009, are as follows (amounts in thousands):

	As of December 31, 2008			As of June 30, 2009
Calendar Year	Term	Revolving	Total	Term	Revolving	Total
				(unaudited)

2009	$700	$—	$700	$350	$—	$350
2010	700		700	700		700
2011	700		700	700		700
2012	700		700	700		700
2013	66,500		66,500	65,976		65,976

Total debt	69,300		69,300	68,426		68,426
Less: current maturities	(700)		(700)	(700)		(700)

Total long-term debt	$68,600	$—	$68,600	$67,726	$—	$67,726

9.	OTHER LONG-TERM LIABILITY

The Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company adopted the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where the Company is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company is not a taxpaying entity for federal income tax purposes and in certain state tax jurisdictions due to the Company’s partnership status. As a partnership, income of the Company is taxed to the partners on

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

their individual federal income tax returns. The Company’s policy is to recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense.

Upon adoption, the Company did not identify uncertain tax positions that resulted in a material effect on the Company’s financial condition, results of operations, or cash flow. The Company did not record a cumulative effect adjustment related to the adoption of FIN 48. In addition, no material reserves for uncertain income tax positions were identified or recorded pursuant to FIN 48 as of December 31, 2007 and December 31, 2008.

In the six months ended June 30, 2009 (unaudited), the Company recorded $230,000 of unrecognized tax benefits including approximately $7,000 of accrued gross interest expense related to a state tax filing position. The Company is not currently under examination in any federal or state income tax jurisdiction. The Company does not expect that unrecognized tax benefits will significantly change in the following 12 month period.

10.	COMMITMENTS AND CONTINGENCIES

The Company is obligated, as lessee, under noncancelable operating leases for office space expiring on February 28, 2010, and May 31, 2012. In addition, the Company is obligated, as lessee, under a noncancelable operating lease for office equipment in July 2011. As of December 31, 2008 and June 30, 2009, the future minimum payments required under all operating leases with terms in excess of one year are as follows (amounts in thousands):

	As of	As of
	December 31, 2008	June 30, 2009
		(Unaudited)

2009	$462	$271
2010	415	434
2011	414	424
2012	176	176

	$1,467	$1,305

Rent expense for the years ended December 31, 2006, 2007 and 2008, was $85,896, $248,159, and $423,723, respectively. Rent expense was $203,127 and $270,060 for the six months ended June 30, 2008 and 2009 (unaudited), respectively.

11.	MEMBERS’ EQUITY

Archipelago Learning Holdings, LLCs’ capital structure consists of Class A Shares, Class A-2 Shares, Class B Shares and Class C Shares. The terms of the shares are governed by the Amended and Restated Limited Liability Company (the “LLC Agreement”), as amended. On January 10, 2007, 109,545,064 Class A Shares were issued to the Company’s private-equity sponsor and other investors. Class B Shares and Class C Shares are held by employees of the Company.

In February 2007 the Board of Managers of Archipelago Learning Holdings, LLC adopted the 2007 Equity Compensation Plan (the “Plan”). Under the terms of the Plan, eligible participants, as determined by the Board, may receive grants of equity interests of the Archipelago Learning Holdings, LLC in the form of Class B Shares and Class C Shares, which together are defined as the Participation Shares. The purpose of the Plan is to compensate employees and consultants of the Company. Under the terms and provisions of the LLC Agreement the Participation Shares are to be considered profits interests in the Company and each holder of a share is considered a member of the Company.

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Holders of Class B Shares and Class C Shares may not sell, transfer, assign, pledge or otherwise dispose of their shares other than as permitted pursuant to the Participation Stock Agreement. In the event of a planned sale of shares by the Company’s private-equity sponsor, holders of vested Participation Shares must participate in the planned sale.

A separate capital account must be maintained for each member. No member can be required to pay the Company or another member if their capital accounts are negative.

Distributions

All members shall be entitled to receive distributions, including distributions in connection with the liquidation, dissolution or winding up of the Company, when and as determined by the Board of Managers. Distributions under the plan are determined by the Board and are subject to various thresholds outlined in the LLC Agreement. No holder of a Participation Share is eligible to receive distributions under the LLC Agreement until the holders of the Class A and Class A-2 Shares have received distributions equal to 100% of their capital contributions and the holders of Class A Shares have also received a preferred return of 12% per annum on the Class A capital contributions. Once these distributions have been made, the Class A Shareholders and holders of Class A-2 and vested Participant Shares become eligible to receive distributions subject to cumulative percent limitations. No distribution can be made on account of a Class B Share that has not yet vested. Amounts that would otherwise be paid on account of these shares are credited to the member’s capital accounts and will be distributed once these shares have vested. The Class C Shares are not entitled to any portion of any distributions until the holders of the Class A and Class A-2 Shares have received certain multiples of cash-based returns on their respective investment in the Class A and Class A-2 Shares. If any unvested shares are forfeited such amounts will be distributed to the Class A and Class A-2 Members, pro rata, in proportion to the number of shares held by Class A and Class A-2 Members.

Voting Rights

All holders of Class A and A-2 Shares are entitled to one vote for each Class A and A-2 Shares outstanding and the holders of the Participation Shares do not have any voting rights.

During 2006, the Predecessor withdrew $6,354,291 from the business as a return of capital, and during 2007 withdrew $846,483 prior to the change in control to the Successor.

During 2007, the Predecessor received a distribution of $1,178,000 representing a return of capital. The Company also made a $74,752,848 distribution to Class A members as a return of capital that was primarily funded from the proceeds of the term loan. The Company did not make any tax distributions to the members as the Company was in a tax loss position for the years ended December 31, 2007 and December 31, 2008. During the six months ended June 30, 2009 (unaudited), the Company made a tax distribution of $768,126 to its members.

During 2007, 5,720,692 Class B and 5,720,692 Class C shares were issued to employees of the Company. During 2008, 456,336 Class B and Class C shares were issued to employees of the Company. In addition, during 2008, 821,588 Class B shares and 273,864 Class C shares were forfeited. In January 2009, 673,287 shares of Class B shares and 673,287 shares of Class C shares were issued to employees of the Company.

During 2008, 286,882 of Class A-2 shares were issued for $750,000 in connection with the TeacherWeb, Inc. acquisition (see Note 6).

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	STOCK-BASED COMPENSATION

Awards under the Plan to eligible participants are based upon the terms and conditions determined by the Board as set forth by the Board in a grant instrument. These terms may include such factors as the number of shares awarded and the dates and events on which any or all of the awards vest or become non-forfeitable.

For the awards granted in 2007, 2008 and 2009, each Class B Share vests 20% on each anniversary as specified in the Participation Stock Agreement. The Class C shares are subject to performance hurdles and holders of Class C shares are entitled to distributions after holders of Class A and Class A-2 shares receive certain threshold multiples of cash-based returns on their respective Class A and Class A-2 shares, subject to such Class C share holders’ continued employment by or service to the Company. For each Class B Share granted to a participant, the participant also received one Class C Share.

All Class C shares and any unvested Class B shares will be forfeited if any participant is no longer an employee of the Company. All Class B and Class C shares will be forfeited if the participant’s employment is terminated by the Company for cause or by the participant without good reason.

Under FASB Statement No. 123(R) and in accordance with the guidance in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the estimated fair values of the shares awarded were determined using a market approach to develop an overall enterprise value. The market approach the Company utilized included the use of pricing multiples derived from transactions of companies within the Company’s same industry and the Company’s past transactions. The companies selected for comparison are all engaged in a technology-based education-related business. The multiples selected were applied to an estimate of the Company’s future earnings to arrive at an estimated enterprise value for its equity. This equity value was then allocated to the different classes of stock using discounted cash flows, based on the respective rights of the classes to distributions from future earnings. This approach resulted in a share value for the Class B Shares of $0.31, $0.29 and $0.26 for the grants in 2007, 2008 and 2009, respectively, and a share value for the Class C Shares of $0.05, $0.07 and $0.06 for the grants in 2007, 2008 and 2009, respectively.

The assumptions used in calculating the fair value of equity-based payment awards represent management’s best estimates. As with all estimates, these estimates involve inherent uncertainties and the application of management judgment.

The Company recognizes compensation expense for the grant date fair value of the awards over the service period of the awards, which is generally the vesting period. The Company did not apply a forfeiture rate to the Class B shares as these awards are only granted to a few key executives.

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the status of the Company’s unvested Class B Participation Shares for the periods indicated (amounts in thousands, except per share data):

		Weighted-
		Average
		Grant-Date
Unvested Shares	Shares	Fair Value

Unvested — December 31, 2006	—	—
Granted	5,721	$0.31
Vested	—	—
Forfeited	—	—

Unvested — December 31, 2007	5,721	0.31
Granted	456	0.29
Vested	(1,089)	0.31
Forfeited	(822)	0.31

Unvested — December 31, 2008	4,266	$0.31

Granted	673	0.26
Vested	(1,180)	0.31
Forfeited	—	—

Unvested — June 30, 2009 (unaudited)	3,759	$0.30

The following table sets forth the stock-based compensation expense included in the related statements of income line items (amounts in thousands):

	Year Ended	Year Ended	Year Ended	Six Months Ended	Six Months Ended
	December 31, 2006	December 31, 2007	December 31, 2008	June 30, 2008	June 30, 2009
				(Unaudited)
	(Predecessor)	(Successor)

Cost of revenue	$—	$17	$7	$4	$52
Sales and marketing	—	81	32	22	26
General and administrative	—	513	298	151	127
Content development	—	20	18	10	7

Total	$—	$631	$355	$187	$212

As of December 31, 2007 and 2008 and June 30, 2009 (unaudited), there was approximately $1,428,449, $967,206 and $971,147, respectively of unrecognized stock-based compensation expense related to unvested Participation Shares that is expected to be recognized over a weighted average period of 4.03, 3.18 and 2.95 years, respectively.

13.	EMPLOYEE BENEFIT PLANS

The Company provides a 401(k) defined contribution retirement plan for all eligible employees who meet certain eligibility requirements, including performing three months of service. The Company matches 100% up to 3% of employee contributions, plus 50% of the amount of the participant’s deferred compensation that exceeds 3% of the participant’s compensation, but not in excess of 5% of the participant’s compensation.

Participants are 100% vested in the portion of the plan representing employee and employer safe harbor match contributions. Other employer-match contributions vest over five years. For the years ended December 31, 2006, 2007, and 2008, the Company made contributions of $55,932, $114,371, and $238,458, respectively, under this plan. For the six months ended June 30, 2008 and 2009 (unaudited), the Company made contributions of $89,633 and $194,609, respectively, under this plan.

ARCHIPELAGO LEARNING HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SEGMENT INFORMATION

The Company operates as one operating segment as the principal business activity relates to providing subscription-based online educational services. The chief operating decision maker, the Chief Executive Officer, evaluates the performance of the Company based upon consolidated results of operations.

15.	RELATED-PARTY TRANSACTIONS

The Company has made the following payments to certain related parties who are significant shareholders or businesses that are controlled by significant shareholders as follows (amounts in thousands):

	2006	2007	2008	June 30, 2008	June 30, 2009
	(Predecessor)	(Successor)		(Unaudited)

Management or advisory services	$—	$—	$342	$60	$2
Purchases of property and equipment	—	—	344	—	178

16.	SUBSEQUENT EVENTS

On August 14, 2009, the Company and two related parties entered into a unit purchase agreement with Edline Holdings, Inc. (“Edline”), a company that offers web-based technological solutions for schools and educators. The Company purchased 285,601 Series A shares of Edline for $2.9 million, which represents 6.9% of Edline’s outstanding Series A shares. Edline also borrowed $2.1 million from the Company pursuant to a five-year promissory note, which bears interest at 9.5% per annum and requires semi-annual interest-only payments. Upon completion of the unit purchase agreement, the Company received transaction fees totaling $0.2 million.

On October 5, 2009, management began exploring an opportunity to sell the operations of TeacherWeb. Based on preliminary valuation discussions with the potential buyer, the Company does not anticipate recognition of impairment on the TeacherWeb goodwill. The Company believes that the sale is likely to occur, however, because of the preliminary nature of these discussions, the Company cannot make any assurances that the transaction will close.

The Company has considered subsequent events through October 12, 2009 related to these financial statements.

******

     Through and including          , 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Archipelago Learning, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses, other than underwriting commissions, expected to be incurred by Archipelago Learning, Inc. (the “Registrant”) in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee		$4,185
Financial Industry Regulatory Authority, Inc. Filing Fee		8,000
NYSE or Nasdaq Listing Fee
Printing and Engraving
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous

Total	$

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The Registrant’s Bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On August 4, 2009, Archipelago Learning, Inc., a Delaware corporation was formed. Archipelago Learning Holdings, LLC purchased 100 shares of common stock of Archipelago Learning, Inc. for $1,000 in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as it was a transaction by an issuer that did not involve a public offering of securities.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit
Number		Description of Exhibits

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Certificate of Incorporation of Archipelago Learning, Inc.
3	.2*	Form of Bylaws of Archipelago Learning, Inc.
3	.3†	Second Amended and Restated Limited Liability Company Agreement of Study Island Holdings, LLC.
4	.1*	Form of Common Stock Certificate.
4	.2*	Form of Shareholders Agreement.
4	.3*	Form of Registration Rights Agreement.
4.4		Form of Time Vesting Restricted Stock Award Agreement.
4.5		Form of Cash Return Vesting Restricted Stock Award Agreement.
4.6		Form of Cash Return Vesting Restricted Stock Unit Award Agreement.
4.7		Form of Equity Value Vesting Restricted Stock Unit Award Agreement.
5	.1*	Opinion of Weil, Gotshal & Manges LLP.
10	.1†	2007 Equity Compensation Plan.
10	.2†	Form of Participation Share Agreement.
10	.3*	Form of Indemnification Agreement between Archipelago Holdings, Inc. and each of its directors and executive officers.
10.4		Form of Archipelago Learning, Inc. 2009 Omnibus Incentive Plan.
10	.5†	Employment Agreement, dated as of January 10, 2007, between Study Island, LLC and Cameron Chalmers.
10	.6†	First Amendment to Employment Agreement, dated as of November 21, 2008, between Study Island, LLC and Cameron Chalmers.
10	.7†	Second Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and Cameron Chalmers.
10	.8†	Employment Agreement, dated as of January 10, 2007, between Study Island, LLC and David Muzzo.
10	.9†	First Amendment to Employment Agreement, dated as of November 21, 2008, between Study Island, LLC and David Muzzo.
10	.10†	Second Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and David Muzzo.
10	.11†	Employment Agreement, dated as of January 28, 2007, between Study Island, LLC and Timothy McEwen.
10	.12†	First Amendment to Employment Agreement, dated as of March 16, 2007, between Study Island, LLC and Timothy McEwen.
10	.13†	Second Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and Timothy McEwen.
10	.14†	Employment Agreement, dated as of August 31, 2009, between Archipelago Learning, LLC and Timothy McEwen.
10	.15†	Employment Agreement, dated as of May 22, 2007, between Study Island, LLC and James Walburg.
10	.16†	First Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and James Walburg.
10	.17†	Employment Agreement, dated as of August 31, 2009, between Archipelago Learning, LLC and James Walburg.
10	.18†	Employment Agreement, dated as of August 28, 2009, between Archipelago Learning, LLC and Julie Huston.
10	.19†	Employment Agreement, dated as of September 15, 2008, between Study Island, LLC and Ray Lowrey.

Exhibit
Number		Description of Exhibits

10	.20†	First Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and Ray Lowrey.
10	.21†	Credit Agreement, dated as of November 16, 2007, by and among Study Island, LLC, the other persons designated as credit parties from time to time, General Electric Capital Corporation, as a lender and as agent for all lenders, NewStar Financial, Inc., as syndication agent, the other parties thereto as lenders and GE Capital Markets, Inc. and NewStar Financial, Inc., as joint lead arrangers and joint bookrunners.
10	.22†	Amendment No. 1 to Credit Agreement, dated as of May 21, 2008.
10	.23†	Amendment No. 2 to Credit Agreement, dated as of February 18, 2009.
10	.24†	Amendment No. 3 to Credit Agreement, dated as of April 30, 2009.
10	.25†	Amendment No. 4 to Credit Agreement, dated as of May 15, 2009.
10	.26†	Amendment No. 5 to Credit Agreement, dated as of September 2, 2009.
10	.27†	Guaranty and Security Agreement, dated as of November 16, 2007, by and among Study Island, LLC, General Electric Capital Corporation and the other grantors party thereto.
10.28		Office Building Lease, by and between 3400 Carlisle, Ltd. and Study Island, LLC.
10.29		First Amendment to Lease, by and between 3400 Carlisle, Ltd. and Study Island, LLC.
10.30		Second Amendment to Lease, by and between 3400 Carlisle, Ltd. and Study Island, LLC.
10.31		Office Building Lease dated as of January 12, 2007, by and between Turtle Creek Limon, LP and Study Island, LLC.
10.32		First Amendment to Lease dated as of January 17, 2008 by and between Turtle Creek Limon, LP and Study Island LLC.
10.33		Second Amendment to Lease dated as of September 30, 2008 by and between Turtle Creek Limon, LP and Study Island LLC.
21	.1†	List of Subsidiaries of Archipelago Learning, Inc.
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm relating to Archipelago Learning, Inc.
23.2		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, relating to Archipelago Learning Holdings, LLC.
23	.3*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto).
24	.1†	Power of Attorney.
99.1		Consent of Outsell, Inc.

*	To be filed by amendment.

†	Previously filed.

(b)	Financial Statement Schedules

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 13th day of October, 2009.

ARCHIPELAGO LEARNING, INC.

By:	/s/ Tim McEwen
Name:     Tim McEwen

Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities on the 13th day of October, 2009.

Signature		Title

/s/ Tim McEwen Tim McEwen		President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ James Walburg James Walburg		Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

* Cameron Chalmers		Vice President and Director

* David Muzzo		Vice President and Director

* David Phillips		Director

* Michael Powell		Director

* Peter Wilde		Chairman

*By:	/s/ James Walburg
James Walburg Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Certificate of Incorporation of Archipelago Learning, Inc.
3	.2*	Form of Bylaws of Archipelago Learning, Inc.
3	.3†	Second Amended and Restated Limited Liability Company Agreement of Study Island Holdings, LLC.
4	.1*	Form of Common Stock Certificate.
4	.2*	Form of Shareholders Agreement.
4	.3*	Form of Registration Rights Agreement.
4.4		Form of Time Vesting Restricted Stock Award Agreement.
4.5		Form of Cash Return Vesting Restricted Stock Award Agreement.
4.6		Form of Cash Return Vesting Restricted Stock Unit Award Agreement.
4.7		Form of Equity Value Vesting Restricted Stock Unit Award Agreement.
5	.1*	Opinion of Weil, Gotshal & Manges LLP.
10	.1†	2007 Equity Compensation Plan.
10	.2†	Form of Participation Share Agreement.
10	.3*	Form of Indemnification Agreement between Archipelago Holdings, Inc. and each of its directors and executive officers.
10.4		Form of Archipelago Learning, Inc. 2009 Omnibus Incentive Plan.
10	.5†	Employment Agreement, dated as of January 10, 2007, between Study Island, LLC and Cameron Chalmers.
10	.6†	First Amendment to Employment Agreement, dated as of November 21, 2008, between Study Island, LLC and Cameron Chalmers.
10	.7†	Second Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and Cameron Chalmers.
10	.8†	Employment Agreement, dated as of January 10, 2007, between Study Island, LLC and David Muzzo.
10	.9†	First Amendment to Employment Agreement, dated as of November 21, 2008, between Study Island, LLC and David Muzzo.
10	.10†	Second Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and David Muzzo.
10	.11†	Employment Agreement, dated as of January 28, 2007, between Study Island, LLC and Timothy McEwen.
10	.12†	First Amendment to Employment Agreement, dated as of March 16, 2007, between Study Island, LLC and Timothy McEwen.
10	.13†	Second Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and Timothy McEwen.
10	.14†	Employment Agreement, dated as of August 31, 2009, between Archipelago Learning, LLC and Timothy McEwen.
10	.15†	Employment Agreement, dated as of May 22, 2007, between Study Island, LLC and James Walburg.
10	.16†	First Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and James Walburg.
10	.17†	Employment Agreement, dated as of August 31, 2009, between Archipelago Learning, LLC and James Walburg.
10	.18†	Employment Agreement, dated as of August 28, 2009, between Archipelago Learning, LLC and Julie Huston.
10	.19†	Employment Agreement, dated as of September 15, 2008, between Study Island, LLC and Ray Lowrey.

Exhibit
Number		Description of Exhibits

10	.20†	First Amendment to Employment Agreement, dated as of December 31, 2008, between Study Island, LLC and Ray Lowrey.
10	.21†	Credit Agreement, dated as of November 16, 2007, by and among Study Island, LLC, the other persons designated as credit parties from time to time, General Electric Capital Corporation, as a lender and as agent for all lenders, NewStar Financial, Inc., as syndication agent, the other parties thereto as lenders and GE Capital Markets, Inc. and NewStar Financial, Inc., as joint lead arrangers and joint bookrunners.
10	.22†	Amendment No. 1 to Credit Agreement, dated as of May 21, 2008.
10	.23†	Amendment No. 2 to Credit Agreement, dated as of February 18, 2009.
10	.24†	Amendment No. 3 to Credit Agreement, dated as of April 30, 2009.
10	.25†	Amendment No. 4 to Credit Agreement, dated as of May 15, 2009.
10	.26†	Amendment No. 5 to Credit Agreement, dated as of September 2, 2009.
10	.27†	Guaranty and Security Agreement, dated as of November 16, 2007, by and among Study Island, LLC, General Electric Capital Corporation and the other grantors party thereto.
10.28		Office Building Lease, by and between 3400 Carlisle, Ltd. and Study Island, LLC.
10.29		First Amendment to Lease, by and between 3400 Carlisle, Ltd. and Study Island, LLC.
10.30		Second Amendment to Lease, by and between 3400 Carlisle, Ltd. and Study Island, LLC.
10.31		Office Building Lease dated as of January 12, 2007, by and between Turtle Creek Limon, LP and Study Island, LLC.
10.32		First Amendment to Lease dated as of January 17, 2008 by and between Turtle Creek Limon, LP and Study Island LLC.
10.33		Second Amendment to Lease dated as of September 30, 2008 by and between Turtle Creek Limon, LP and Study Island LLC.
21	.1†	List of Subsidiaries of Archipelago Learning, Inc.
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, relating to Archipelago Learning, Inc.
23.2		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, relating to Archipelago Learning Holdings, LLC.
23	.3*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto).
24	.1†	Power of Attorney.
99.1		Consent of Outsell, Inc.

*	To be filed by amendment.

†	Previously filed.